4/8


05007511

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aristocrat Leisure Limited

*CURRENT ADDRESS 71 Longueville Road
Lane Cove, NSW 2066
Australia

**FORMER NAME

**NEW ADDRESS


PROCESSED
APR 28 2005
THOMSON FINANCIAL

FILE NO. 82- 34870 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/20/05

82-34870

AR/S
12-31-04

aristocrat

being global



annual report 2004

Company profile

Aristocrat is a leading global entertainment company which provides a comprehensive range of gaming solutions to entertainment venues around the world. Aristocrat's gaming solutions consistently outperform the competition. The Company is licensed by over two hundred regulators and its products and services are available in over ninety countries around the world.

Key dates

Annual General Meeting	3 May 2005
Interim Results Announcement (6 months ending 30 June 2005)	25 August 2005*
Shares Trade Ex-Interim Dividend	1 September 2005*
Record Date for Interim Dividend	7 September 2005*
Payment of Interim Dividend	21 September 2005*
Final Results Announcement for 2005	23 February 2006*
Shares Trade Ex-Final Dividend	6 March 2006*
Record Date for Final Dividend	10 March 2006*
Payment of Final Dividend	24 March 2006*
Annual General Meeting 2006	23 May 2006*

**Dates subject to change*

Notice of Annual General Meeting

To: Shareholders

The Annual General Meeting of Members of Aristocrat Leisure Limited will be held in Ballroom 1 at Star City, 80 Pyrmont Street, Pyrmont NSW 2000 on Tuesday 3 May 2005 at 10.00am.

A separate notice of meeting and proxy form have been sent to shareholders with this annual report.

Contents

Financials at a glance



Total revenue $m
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
2000
2001
2002
2003*
2004



Earnings before interest and tax $m
280
240
200
160
120
80
40
2000
2001
2002
2003*
2004



Operating profit after tax $m
180
160
140
120
100
80
60
40
20
2000
2001
2002
2003*
2004



Earnings per share cents
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
2000
2001
2002
2003*
2004

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.

Highlights of the year


ZORRO

Australia/South East Asia

The Company's licensed themed bonus bank game, *Zorro*™[1], was released in March. *Zorro*™[2] proved to be the best-performing product released in Australia during the year. In addition to its recognisable theme and music, the game incorporates innovative new features and patented bonus bank technology.

Player's Choice™, the first gaming product to feature four of the Company's most successful games in one stand-alone cabinet, was released in New South Wales during the year. In addition to a dual monitor 19 inch liquid crystal display screen, the game permits players to select the denomination and the game they wish to play through an intuitive touch screen display.



The Company's products proved to be such strong performers in Macau during 2004 that virtually all of the new casinos which opened in this key Asian gaming location increased their orders during the year. The Sands (pictured), which opened in May, offers players some 864 machines, nearly 50% of which are Aristocrat machines. The market is expected to expand rapidly over the next few years as new casinos currently under development are completed.



Japan

Daruma-neko™ was released in April and proved very successful, with over 28,000 units sold during the month of May alone.

Kyojin-no-hoshi 2™ (pictured), released in August, was also successful with 41,245 units sold between launch and year end. The game is based on the successful *Kyojin-no-hoshi* ™ game, which was released during 2003.



[1] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.
[2] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.



The Americas

In North America, the installed base of recurring revenue units increased by 92% to 5,294 units. *Of particular note, the MillioniSer™ penny progressive drove game placements with over 1,000* units installed in 11 states during the year. *MillioniSer™* offers American players the chance to win a jackpot of up to US$1 million on a 'penny' slot game. Pictured here: *MillioniSer™* penny progressive games at Green Valley Ranch, a Station Casinos Resort and Spa in Las Vegas.

Players in New Mexico embraced a number of games including *Mr. Cashman™* and *Reel Power™* which were installed at all 15 of the state's casinos in 2004, including the Sandia Casino in Albuquerque (pictured).



California proved to be a very exciting market with the Company significantly increasing its market share. Morongo Casino Resort and Spa near Palm Springs (pictured) purchased a wide variety of new games during the year.



Chairman's report

In brief: record revenues and earnings were achieved in 2004; continued strong operational cash flow; the Board has proposed a return of capital of up to 21 cents per share to be put to shareholders for approval at the Annual General Meeting; two 'Directors-elect', Sally Pitkin and Roger Davis, have been nominated.

The 2004 financial year saw your Company produce a strong operating performance and continue to strengthen its financial position. The highlight of that performance was a record profit with earnings per share improving from 11.7 cents per share (on a pre one-off adjustments basis) in 2003 to 36.8 cents per share.

The Company achieved a net profit after tax of $174.7 million compared with the loss after tax of $106.0 million reported for 2003. This improvement was driven by the Company's international operations which collectively contributed 70% of segment profit. Industry conditions in Australia and New Zealand remained difficult and the Board sees little indication of improvement in these conditions in the near term.

In the Chief Executive Officer's report and the operational reports that follow, you will find details of the Company's 2004 performance as well as information about a number of significant initiatives endorsed by the Board to ensure continuing profitable growth. I encourage you to read these reports.

It is interesting to note that 2004 was the first occasion that the Company's international revenue, reached 75% of total revenue (up from 70% last year). We are proud of the Company's contribution to Australian exports in 2004.

Dividend

The results achieved during 2004 permitted the Board to declare an unfranked final dividend of 4 cents per ordinary share, taking total dividends for 2004 to 8 cents per share. At the time of declaring the final dividend, the directors elected to continue the suspension of the Company's Dividend Reinvestment Plan.

Capital Management

From a capital management viewpoint, this has been a significant year with strong cash flows and the turnaround in the Company's financial position enabling it to commence a $100 million on-market share buy-back program and to propose a 21 cents per share capital return. This proposal has been made with a view to returning surplus funds to shareholders and to ensure that the Company maintains an efficient capital structure. If approved by shareholders, and subject to a number of other requirements being met, the capital return, totalling approximately $100 million, will be made in May 2005.

Research and Development

The Company's research and development activities have been and will continue to be an important key to its success. The continuation and enhancement of these activities is of major strategic importance to your Company. The Board is fully committed to Aristocrat's ongoing investment in research and development. More detail regarding the Company's research and development activities appears on page 18 of this annual report.

Directors

I am very pleased to welcome two new additions to the Board, Sally Pitkin and Roger Davis, who were nominated as 'Directors elect' in November. Sally Pitkin is special counsel with Clayton Utz in Brisbane and has been a Director of a number of prominent Australian companies. Sally is a member of the Company Law Committee of the Queensland Law Society and the Law Council of Australia.

Roger Davis has had a distinguished career at Citicorp and CitiGroup Inc., in the United States and Japan, and at the ANZ Banking Group Limited in Sydney. Roger is currently Consulting Director – Investment Banking at N M Rothschild & Sons (Australia) Limited.

On 9 July last year, the Company's former Chairman, John Pascoe AO, resigned from the Board following his appointment to the position of Chief Federal Magistrate (in the Australian Magistrates Court). On behalf of the Board, I would like to express my sincere gratitude to John Pascoe for the contribution he has made to the Company since he was appointed a Director in 2001.

Employees

I would like to acknowledge the important role played by all employees in the achievement of the 2004 result. Their skill, loyalty and commitment represents one of the major assets of the Aristocrat group. On behalf of the Board, I thank them for their dedication and excellent performance.

Corporate Governance

The Board has responded to the Corporate Governance Guidelines released by the Australian Stock Exchange (ASX) and the details set out in the Corporate Governance section of this annual report (pages 30 to 34) demonstrate the Board's commitment to not only ensuring that the Company complies with these guidelines but also continues to review and improve its corporate governance practices on an ongoing basis.

The Board recognises that risk management is a critical factor in the overall success of the Company. During the year, the Board oversaw a complete re-evaluation of the Company's risk management processes and a bottom up reassessment of the material risks the Company faces in achieving its strategic objectives.

Litigation

The Company continues to face a class action in the Federal Court of Australia relating to events that occurred in 2002 and 2003. I do not propose to comment on this litigation other than to say that the Company will continue to defend the claims.

In December 2004, the Company initiated proceedings in the United States District Court for the Southern District of New York to resolve a number of issues regarding the redemption in December of the Company's convertible bonds in accordance with the terms of the convertible bond indenture. This matter is also before the courts and I do not propose to comment further at this time. Further details on litigation matters appear on page 69.

Conclusion

Finally, I would like, on behalf of the Board, to congratulate the Chief Executive Officer and Managing Director, Paul Oneile, his senior management team and all of the Company's staff for their performance during 2004.



David Simpson
Chairman

Chief executive officer's report

It is my belief that 'being global' is the appropriate path for the future.

Overview

The 2004 financial year represented a critical year for Aristocrat as the transition from a regional to a global gaming company continued. It is important that shareholders are made fully aware of where the Company stands in this process, of what has been accomplished and what we hope to achieve moving forward. In short, it is my belief that 'being global' is the appropriate path for the future.

The Australian and New Zealand markets for gaming products and services are mature, with limited growth prospects. The Company is therefore focusing on opportunities in the Americas, Japan, Europe and Asia as the key future growth markets for the business.

Throughout this report, all references to and comparisons against 2003 are prior to the one-off adjustments booked in 2003, unless specifically stated otherwise.

Revenue

Revenue increased by 12.5% to $1,148.9 million, a record for the Company. Revenue in the second half of the year was $623.3 million compared to $525.6 million for the first half. The year on year revenue improvement was again driven by our international businesses which contributed 75% of segment revenue for the year up from 70%.

Net Profit after Tax

Net profit after tax was $174.7 million, a significant improvement on the profit after tax of $54.0 million reported for 2003. The key factors that influenced this result are outlined in the Management Discussion and Analysis (pages 11 to 26 of this annual report).

Australia

Revenue was $290.3 million, 4.0% less than the $302.4 million revenue reported in 2003, indicative of the mature Australian market and the difficult market conditions encountered in many states. The most challenging of these markets was South Australia, where Parliament resolved to reduce the total number of gaming machines by 3,000.

However, segment contribution profit increased by 16.4% to $98.1 million due to increased focus on premium product and operating margins. Market share increased marginally to 66.3%.

In New South Wales, the largest gaming market in Australia, the Government appointed the Independent Pricing and Regulatory Tribunal (IPART) to carry out a review of responsible gaming legislation. The IPART report was released in July but its recommendations had not been implemented by year end.

North America

Revenue was $368.4 million, 52.6% up on the $241.4 million reported for 2003. North America contributed 32% of segment contribution profit in 2004. The year's highlight was the excellent customer response to the Company's participation offerings, which resulted in year-on-year growth in the unit installed base by 92% to 5,294 units. This growth is attributable, primarily, to accelerating player demand for the Company's *Hyperlink*™ progressive portfolio which includes *Cash Express*™, *Jackpot Carnival*™ and *Millioni$er*™ with operators experiencing exceptional win-per-unit performance.

Unit sales increased by 35.8% over last year to 12,312 units, primarily reflecting increased regulatory approvals of the *MKVI*™ video slots and outstanding game performance on operators' floors accelerating demand for the Company's games.

With the Mississippi approval of the *MKVI*™ slot platform in 2004, the Company is now in a position to place its product in all major US gaming jurisdictions. Over 70% of the Company's North American games portfolio are one-cent ('penny'), two-cent, and five-cent denominations, which has allowed the Company to capitalise on the fast-emerging shift towards low-denomination games.

South America

Revenue was $20.4 million, a significant improvement on 2003. This improvement primarily resulted from the collection of cash on legacy contracts, with the balance reflecting the restructuring of the business and change in strategic direction to a low risk sales model.

A sales and service office in Buenos Aires, Argentina was established during the year to serve as the principal regional point-of-contact. The Company offered its games to operators in Panama and Paraguay for the first time in 2004. Our gaming products are now available in six South American countries.

Japan

Revenue was $336.8 million, a 6.6% decrease on 2003 revenue of $360.7 million. Segment contribution profit fell primarily as a result of provisioning for surplus inventories. However, this was a particularly pleasing result given the beneficial market conditions in 2003 and the current year's challenging business environment where new game design regulations ('Regulation 5') created some uncertainty over player reaction to new product. During the year, we launched two highly successful products, *Daruma-neko™*, which was released in April, and *Kyojin-no-hoshi 2™*, which was released in August. In total, the Company sold 85,387 games during the year, a 2.0% improvement on 2003.

The relationship between the Company and Sammy Corporation remains strong. We look forward to continuing to work closely with Sammy Corporation (which became Sammy-Sega Corporation in October).

New Zealand

Revenue was $28.8 million, 28.4% down on the $40.2 million reported for 2003. New Zealand contributed 2.5% of segment revenue in 2004.

Recent restrictions on game design and machine deployment are arguably the most restrictive in the world. These restrictions have severely impacted on the Company's business model. We are continuing to work with the industry and regulators to address the situation.

Other International Jurisdictions

Revenue from other international markets increased by 47.5% to $96.9 million during 2004 reflecting significant growth in Europe and Asia (principally Macau). The Company's sales in Russia drove the European result. The expansion of gaming in Macau enabled the Company to establish a significant market position in that jurisdiction. The Company's products are now well known in many Macau gaming venues and we are capturing significant market share. In South Africa, the Company maintained its market position.

Outlook: The Global Platform

The Company is in the process of globalising its business to support its growth in the years ahead and has made significant progress in this regard. By way of example, in 2000, only 31% of revenue was derived outside Australia. In 2004, 75% of revenue was derived from international operations and this trend is expected to continue. While there remains a lot of work to be done, the Company is on track with the transition process to a truly global enterprise and I remain optimistic about the outlook.

Thanks to Shareholders, Customers, Management and Staff

The Company is fortunate to enjoy the support of its shareholders, many of whom are long-term participants in the Company's growth story.

The Company is equally fortunate to have developed a loyal global customer base which awaits the release of new products with great interest.

I wish to thank both shareholders and customers for their support in 2004. The Company will strive to continue to earn that support in 2005.

Finally, I want to say that the Company could not have achieved the performance that it has in 2004 without the dedication and professionalism of management and staff. I wish to acknowledge this and thank them all for their strong commitment to Aristocrat.



Paul Oneile
Chief Executive Officer and Managing Director

Summary of global operations

Region	Segment Revenue 2004 $m	Segment Revenue 2003* $m	Segment Contribution Profit 2004 $m	Segment Contribution Profit 2003* $m	Performance Summary
Australia	290.3	302.4	98.1	84.3	• Increased market share • Premium product and cost focus • Success of the *Zorro*™[1] game • Launch of *Player's Choice*™ • *Golden Goals*™ in NSW launched and distributed under the Tab Limited Licence • Success of the *Xtreme Mystery*™ link • Approval and launch of *Money Train II*™ in Queensland
North America	368.4	241.4	105.6	8.2	• Increased market share • Recurring revenue grew by 251.2% • *MKVI*™ slot platform approved in Mississippi • *OASIS*™ *PersonalBanker*® approved in Nevada • Launch of the first 50-line games • Systems business stabilised as legacy issues resolved
South America	20.4	5.5	13.5	(7.6)	• Established a sales and service office in Argentina • Introduction of Spanish *MKVI*™ games • Continued to collect on legacy contracts
Japan	336.8	360.7	78.2	87.7	• Unit sales up 2.0% to 85,387 • Margin reduced as a result of inventory provisioning • New manufacturing entrustment agreement signed • Development of Regulation 5 games underway
New Zealand	28.8	40.2	11.1	14.9	• Difficult market conditions continued • Game design restrictions introduced • Successful launch of *Zorro*™[2]

[1] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.
[2] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.
* *2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.*

Region	Segment Revenue 2004 $m	Segment Revenue 2003* $m	Segment Contribution Profit 2004 $m	Segment Contribution Profit 2003* $m	Performance Summary
Other International	96.9	65.7	21.6	17.6	
Europe					• Russian unit sales up 70% • *Xcite*™ approvals obtained in Greece, Slovenia and Russia • *Hyperlink*™ now launched in 10 jurisdictions
Asia Pacific					• Increased market share in Macau • First sales to Vietnam and Cambodia
South Africa					• Maintained position as 'No 1' spinning reel video supplier • Strategic supply agreements signed with primary operators in the Limited Payout Market sector

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.


GOALS

Management Discussion and Analysis
– *Business segment review*

Australia

Segment contribution profit increased because of a strong improvement in gross margin, resulting from the increasing proportion of premium products sold and the focus on cost management and efficiencies.

	2004 $Million	2003* $Million	Variance $Million	Variance %
Segment Revenue# †	290.3	302.4	(12.1)	(4.0)%
Segment Contribution Profit	98.1	84.3	13.8	16.4%
Segment Margin	33.8%	27.9%	–	5.9pts

 # Refer to Note 3 in Financial Statements
† Australian segment revenue excludes inter-segment revenue

*** 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.**

Segment contribution profit increased by 16.4% to $98.1 million, despite revenue declining by 4.0% to $290.3 million. The fall in revenue arose as a result of the continuing difficult regulatory and legislative environment. Segment contribution profit increased because of a strong improvement in gross margin, resulting from the greater proportion of premium products sold and the focus on cost management and efficiencies.

In New South Wales, the largest Australian gaming market, *50 Lions*™, *Red Baron*™, *Wild Goose*™, *Dream Catcher*™ and *Silk Road*™ were among the strongest performers. *Zorro*™[3], the Company's first double jackpot stand-alone progressive product, was launched in March and quickly established itself as the outstanding stand-alone performer of the year. *Player's Choice*™, the Company's first multi-game, multi-denomination product, was launched in May and also quickly became a high-performing game. *Player's Choice*™ offers players a choice of four of the Company's most popular games. The four game package first offered was *Queen of the Nile 2*™, *Indian Dreaming 2*™, *50 Lions*™ and *Pyramid Power*™.

Another major success during the year was a joint venture with Maxgaming (TAB Limited, now owned by UNiTAB Limited) which permitted the Company to place product in New South Wales venues. The first product launched under this model was the innovative soccer-themed interactive stand-alone game *Golden Goals*™ (pictured).

The lead up to the club and hotel gaming tax increases, which became effective from 1 September 2004, impacted significantly on demand for gaming products. This impact is expected to become more significant as the tax rates progressively increase over the next six years.

In Victoria, *Hyperlink*™ products performed strongly on the Tabcorp network and *Zorro*™[4] was approved and rolled out in November.

The Queensland market showed signs of improvement during the second half of the year although delays in game approvals impacted on the Company's overall result. The long awaited approval of *Money Train II*™ in November permitted the late roll-out of this product, which had a significant impact on the financial result.

In South Australia, the market was affected by the Government's proposal to remove 3,000 gaming machines (20% of the total number of gaming machines in the state). The proposal was debated for most of the year with legislation being passed in November. Operators were understandably reluctant to purchase product in the uncertain environment prevailing in the state.

The Australian market is mature and likely to be subject to ongoing regulatory changes.

The Company continues to work on initiatives to enhance market share and reduce operating costs.

[3] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.
[4] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.


U.S. ACE

The Americas

The principal driver of this result was the growth in the recurring revenue (participation) installed base which increased from 2,755 at the end of 2003 to 5,294.

North America	2004 $Million	2003* $Million	Variance $Million	Variance %
Segment Revenue#	368.4	241.4	127.0	52.6%
Segment Contribution Profit	105.6	8.2	97.4	1,187.8%
Segment Margin	28.7%	3.4%	–	25.3pts

Refer to Note 3 in Financial Statements

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.

The North American business reported a record result. Revenue improved by 52.6% from $241.4 million to $368.4 million. On a local currency basis, this improvement was even greater with revenues increasing by 69.8%, year-on-year. Segment contribution profit improved by $97.4 million, reflecting improvements in operational performance in all major product lines (as discussed below) and leverage of the business's fixed cost base.

The principal driver of this result was the growth in the recurring revenue (participation) installed base which increased from 2,755 at the end of 2003 to 5,294. This significant expansion resulted in a 251.2% increase in recurring revenue, year-on-year. The improved recurring revenue result was driven by the exceptional win-per-unit performance of the *Hyperlink*™ progressive portfolio, which includes *Cash Express*™, *Jackpot Carnival*™ and *Million$er*™.

Revenue from game and platform sales improved by 43.1% compared to the prior year. Unit sales increased by 35.8% over last year, primarily due to further regulatory approvals of *MKVI*™ video slots during the year and accelerating demand for the Company's games.

Following approval from the Mississippi Gaming Commission of the *MKVI*™ slot platform in 2004, the Company was in a position to place its product in all major US gaming jurisdictions.

One of the key factors that influenced the improvement in game sales during the year was the continuing shift in player preferences towards low-denomination games. Over 70% of the North American games portfolio is made up of one-cent ('penny'), two-cent, and five-cent denominations.

During 2004, a new line of stepper games was launched. By year end, the Company had obtained initial regulatory approvals from the Nevada Gaming Commission and Gaming Laboratories International jurisdictions although further approvals are still outstanding. Steppers comprise approximately 45% of the US installed base and remain particularly popular in the Nevada, Mississippi and Atlantic City tourist markets.

It is too early at this stage to determine the likely success of the Company's stepper products.

The sales performance during the second half was enhanced by the results of the Global Gaming Expo (G2E), the largest gaming trade show in North America, which took place in October. At the show, the Company launched a number of new video game concepts among the 152 game titles displayed in total. The new concepts included North America's first 50-line games, the *Zorro*™[5] multi-site progressive, *Super Reel Power*™, and the *Pelé Legendary Goals Hyperlink*™.

Systems revenue increased by 49% compared to the prior year, with progress being made in positioning the systems business as a key player in 2005 and beyond. During the year, the Company received approval from the Nevada Gaming Commission for the *PersonalBanker*™ cashless promotional credit module of its *OASIS*™ Casino Management System. This much-anticipated product allows players to redeem promotional credits at the gaming machine rather than waiting in line at the slot club window. The Company also released new user applications for its system based on the *Microsoft® .NET®* development framework. The new applications provide a more visually appealing and interactive user interface and

[5] 'Zorro' is a Registered Trade Mark owned by Zorro Productions, Inc.

have been well received by customers. During the year, the Company signed a number of new systems contracts with venues including the Silverton Hotel Casino, Norwegian Cruise Lines, and the Golden Nugget casino hotels in Las Vegas and Laughlin, Nevada.

Major developments during the second half included gaming reforms in Pennsylvania, California and Florida. In July, the Pennsylvania legislature approved a measure allowing the installation of up to 61,000 gaming machines at seven racetracks and five other locations. The state is currently establishing its gaming infrastructure and orders are not expected until 2006. California Governor Arnold Schwarzenegger signed new compacts with five large Native American tribes, allowing them to increase the number of slot machines at their casinos. In November, Florida voters passed a constitutional amendment to allow voters in two counties to hold a future referendum on whether slot machines can be introduced.

The outlook for the North American business remains strong, with the Company confident of continued momentum in the growth of its participation unit base and increased *MKVI™* platform sales. The systems business is expected to remain relatively flat.

South America	2004 $Million	2003* $Million	Variance $Million	Variance %
Segment Revenue#	20.4	5.5	14.9	270.9%
Segment Contribution Profit/(Loss)	13.5	(7.6)	21.1	n/c
Segment Margin	66.2%	(138.2)%	–	n/c

Refer to Note 3 in Financial Statements

* 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.

Segment Contribution Profit improved from a loss of $7.6 million in 2003 (resulting from the reversal of previously recorded revenue) to $13.5 million, reflecting the successful restructuring of the business and a change in strategic direction to a low risk distribution model.

Current year revenue includes the recognition of revenue on legacy contracts as cash was collected which contributed $8.0 million to both Segment Revenue and Segment Contribution Profit.

Towards the end of 2004, payments on one of the major legacy contracts in South America ceased and the Company has initiated legal proceedings to recover amounts due, including the enforcement of guarantees provided. All amounts owing under this contract have previously been deferred. The future recognition of the remaining revenue and profits from this contract is dependent on the successful enforcement of the Company's contractual rights.

For new business, the Company continues to operate a low-risk model in the region with stringent trading terms and conditions and risk-determined customer, country and regional financial exposure limits. This business (after adjusting for the legacy contract collections referred to above) generated revenue of $12.4 million and segment contribution profit of $5.5 million.

During the year, a sales and service office in Buenos Aires, Argentina was established to serve as the regional point-of-contact. For the first time, games were introduced into Panama and Paraguay and Aristocrat products can now be found in six South American countries.

The South American business is expected to make a modest contribution to results going forward.

Japan

The Company sold 85,387 games during the year, another record result.

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue#	336.8	360.7	(23.9)	(6.6)%
Segment Contribution Profit	78.2	87.7	(9.5)	(10.8)%
Segment Margin	23.2%	24.3%	–	(1.1)pts

 # Refer to Note 3 in Financial Statements

Revenue decreased by 6.6% to $336.8 million and segment contribution profit decreased by 10.8%. 42,235 games were sold during the second half, taking the total games sold during the year to 85,387. This was another record result for the Company, reflecting the popularity of games released during the year. The two products released in 2004 were *Daruma-neko™*, which was released in April and *Kyojin-no-hoshi 2™*, which was released in August. *Kyojin-no-hoshi 2™* was a follow-up to the successful *Kyojin-no-hoshi™* game released in 2003.

Margin declined during the year from 24.3% to 23.2% principally as a result of higher trade-in allowances and the provisioning of surplus inventory.

New regulations (Regulation 5) became effective on 1 July 2004 and the impact of these regulations remains uncertain. The January 2005 Pachislo-Pachinko Expo was cancelled as there were no approved Regulation 5 games at year end. The new regulations may reduce the appeal of pachislo games generally (compared to pachinko games). The Company will submit a number of Regulation 5 games for approval to the Security Electronics and Communications Technology Association during the first half of 2005.

A significant event during the year was the first Japan Casino Association Summit, which took place in September. The Summit was attended by over 600 delegates. The Company attended and displayed, for the first time, casino-style machines in Japan. A Bill has been drafted which will need to go through both the upper and lower houses of the Japanese Parliament before casino operations are permitted in Japan. If the proposal is approved, it is not expected that sales will be made until 2007.

As a result of the uncertainty surrounding Regulation 5, it is difficult to predict the extent to which the success of the past few years will be repeated in 2005. However, the Company has a number of 'old' Regulation 4 games and is actively working on a number of initiatives to mitigate any adverse impact of this regulatory change, in addition to improving the predictability of future results.

New Zealand

The New Zealand business successfully marketed its *MKVI*™ conversion package and launched the first 'Ticket-out Ticket-in' solution to be offered in Australasia at Sky City, Auckland.

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue#	28.8	40.2	(11.4)	(28.4)%
Segment Contribution Profit	11.1	14.9	(3.8)	(25.5)%
Segment Margin	38.5%	37.1%	–	1.4pts

 # Refer to Note 3 in Financial Statements

Revenue fell by 28.4% to $28.8 million. Segment contribution profit fell by 25.5% compared to 2003. The market has reacted adversely to the new legislative and regulatory environment and unit sales declined significantly year-on-year. The Gambling Act 2003 and the regulatory interventions following the passing of that legislation have had a significant impact on the New Zealand market with note acceptors limited to accepting notes to a maximum value of NZ$20, new gaming sites limited to nine machines (down from 18) and Territorial Local Authorities empowered to 'veto' both increases in numbers of machines at venues and changes within venues. In addition, new requirements for hotels, clubs and casinos to be smoke free took effect in December.

Margin improved from 37.1% to 38.5% due to improved product mix and a focus on cost control and operating efficiencies.

Despite these challenges, the New Zealand business successfully marketed its *MKVI*™ conversion package and launched the first 'Ticket-out Ticket-in' solution to be offered in Australasia at Sky City, Auckland.

It is expected that the difficult regulatory and operating environment will continue through 2005.

Other international

Revenue from other international markets was up 47.5% on the prior year while segment margin fell as a result of the change in sales mix. Strong performances were recorded in the Asia Pacific region and in Europe.

	2004 $Million	2003 $Million	Variance $Million	Variance %
Segment Revenue#	96.9	65.7	31.2	47.5%
Segment Contribution Profit	21.6	17.6	4.0	22.7%
Segment Margin	22.3%	26.8%	–	(4.5)pts

 # Refer to Note 3 in Financial Statements

Revenue from other international markets was up 47.5% on the prior year while segment margin fell as a result of the change in sales mix. Strong performances were recorded in the Asia Pacific region and in Europe.

Asia Pacific

The Company was particularly successful in Macau, where the first purpose-designed foreign casino, the Sands Macau, opened with 517 machines in May. Although the Company only secured 24% of the original installed base, the popularity of its products has led to the Sands placing two further orders, taking the Company's share of the installed base at the Sands to just under 50%. Some 20 new casinos are to be built in Macau to cater for tourism from mainland China.

Macau is the first of a number of areas in the region likely to endorse casino-style gaming machines over the next few years. Singapore is considering a casino and Thailand is also thought likely to emerge as a major market in 2005/6.

Europe

Sales in Russia, Holland and France drove an excellent result. The UK market appears likely to open up in 2007 with the Government announcing in November 2004 that eight regional casinos would be permitted. The scale of the UK market is, however, likely to be substantially smaller than had been anticipated when the legislation was initially discussed.

South Africa

Sales in South Africa were up 38.1% over the prior year. In 2004, the Limited Payout Machine (LPM) market opened in Western Cape. The Eastern Cape LPM market is expected to open in early 2005 with the KwaZulu Natal LPM market opening later in the year.

Future Growth

In overall terms, the Company is well placed to further grow its other international businesses, with strong growth particularly expected from the Asia Pacific region.



Casino construction in Macau. Some 20 new casinos are currently planned for Macau.

Research and development

2004 proved to be a very successful year for Research and Development. A positive indication of this is the increase in patenting activity with more patent applications filed in 2004 than at any other time in the Company's history.

Intellectual Property

The Company is an industry leader in the creation of innovative gaming technology and has a long history of innovation, from its earliest beginnings in 1956. In an economy of ideas, intellectual property has become the currency for growth and wealth generation through the capture of innovation and knowledge. The Company is committed to continuing its focus on research and development. In 2004, research and development spend of $59.0 million represented 5.1% of revenue. The Company's investment in research and development has produced valuable technologies and advancements which differentiate the Company's products in the market and the investment has added to one of the most significant classes of corporate assets, intellectual property.

The Company's intellectual property portfolio comprises many valuable assets, including patents, trademarks, copyrights and licensed rights. The strategic approach to intellectual property management generates not only focused evaluation and selection of intellectual property assets, but also enhanced market positioning and shareholder value.

Effective management of intellectual property must include control and enforcement strategies. The Company is taking significant steps to enforce its legal rights against infringements. Recent intellectual property activities include increasing industry awareness of illegal dealings in copied software and artwork, the establishing of an anonymous reporting process for unauthorised dealings in the Company's games software and taking legal action following infringement of the Company's games software and artwork in Europe.

2004 proved to be a very successful year for Research and Development. A positive indication of this is the increase in patenting activity, with more patent applications filed in 2004 than at any other time in the Company's history.

Software

During 2004, the Research and Development teams, based in Sydney, Melbourne, Las Vegas and Tokyo, produced a broad range of innovative products across all of the Company's licensed jurisdictions including the entertaining and imaginative games for which the Company has become renowned. A number of these jurisdictions were new markets for the Company, taking the total number of regulated markets up to over 200 licensed jurisdictions.

In North America, the *MKVI*™ range of games continues to perform well. *MillioniSer*™ has driven the progressive *Hyperlink*™ style of games to new heights. In 2005, the intention is to continue to consolidate and finalise the *MKVI*™ roll-out across the world and to exploit the strength and depth in the game library in both local and international markets.

Hardware

From an engineering perspective, the Company continues to innovate and lead as demonstrated by the new range of hoppers which have been introduced. The Company has also been working on the deployment of Ticket-in Ticket-Out technology in key markets both in the United States and recently in New Zealand. During 2004, a number of new technologies including PC-based platforms and an ultimate replacement for the *MKVI*™ electronics have been researched. In 2005, the Company will continue to consolidate the range of options that are offered with cabinets whilst introducing industry standards into the range of products wherever feasible.

Systems

The *OASIS*™ system had a successful year in 2004 which included a well attended North American User Conference in July. The current *OASIS*™ product has now been satisfactorily completed and the new *OASIS*™ *Prime*™ modules have just started to roll into the market, and will continue to do so over 2005 and 2006.

During 2004, the Company rolled out a new small to medium venue product called *System Xpress*™. In 2005, this will be further upgraded as the ultimate replacement for *Dacom*™ for clubs and hotels in Australia.

Manufacturing

The principal achievements of the Company's manufacturing operations included productivity improvements, the introduction of a new inventory management process, successful cost reduction measures and the building of a new logistics organisation.

Until very recently, the Company's manufacturing operations have been confined to those of a vertically integrated manufacturer with the primary manufacturing site located in Sydney, Australia. These operations comprised a range of functions in component manufacture, sub-assembly and final assembly with associated administration and logistics support. The Sydney manufacturing facilities were supported by a finishing operation in Las Vegas and technical workshops in New Zealand, South Africa and the United Kingdom.

The principal achievements of the Company's manufacturing operations included productivity improvements, the introduction of a new inventory management process, successful cost reduction measures and the building of a new logistics organisation.

During 2004, significant progress was made in transforming the philosophy of operations from a traditional vertically integrated manufacturer to a 'supply chain' model where operations are concentrated on the integration of sub-assemblies and modules purchased from strategic suppliers with improved logistics operations focusing on the management of incoming items and consolidation into customer orders.

The key benefits from developing such a supply chain model are improved delivery performance and cost and inventory reductions.

During the year, the operations and manufacturing facilities in Sydney were upgraded and restructured, resulting in improved safety and environmental performance, reduced manufacturing costs, reduced inventory and improved quality and delivery performance.

The key elements of the manufacturing upgrade and restructuring were:

- complexity reductions;
- consolidation of manufacturing activities;
- cost control enhancements;
- improved Occupational Health & Safety; and
- reduced environmental risks.

Supply chain realignment was one of the principal tasks undertaken during the year. The key global projects initiated to improve the efficiency of the supply chain included a new formal global Sales and Operations Planning (S&OP) process established to provide information to all parts of the business to enhance the quality of decision making, resulting in increased levels of customer service and operational efficiency.

Another major project initiated during the year was a complete rationalisation of the Company's current product catalogue. The principal objectives of this project was the elimination of non-profitable products and a reduction in the complexity of the supply chain.

Product development is also a major focus for manufacturing. The challenge is to identify the very best ideas and to develop them into saleable products as quickly and efficiently as possible. Manufacturing works closely with Research and Development and Marketing in this respect. A formal product development process has been implemented to ensure that the Company focuses on projects that will deliver the maximum benefits to customers and the maximum returns to the Company. The process ensures alignment with business and marketing strategies and ensures that the Company's resources are focused on delivering successful products to the market to specification, on time and on budget.

Our people

Our staff are our most valued asset. The Company is constantly improving its efforts to attract and retain the best qualified people to the Company's global businesses.

The Company's most important assets are its people. Our human resources focus is on building the Company around experienced, accomplished and highly qualified staff.

Company staff, numbering some 2,000 around the world, work in a fast-paced, energetic, dynamic environment that rewards those with strategic and innovative ideas.

There is pride in the ability to recruit a diverse, well-educated and international workforce. This leads to the unique working environment of cultural diversity required to fulfil the many global projects currently underway.

During 2004, global management was trained through a customised management training program, *Lead On*™ that was offered to over 100 managers. The *Evolve*™ on-line training and career development system continues to be a key delivery mechanism for training initiatives, including compliance training and skill development. *Evolve*™ permits staff to access training on-line anywhere and at any time. The Company strives to be the employer of choice for top talent in this industry, attracting and retaining the most able people in the field. The working environment encourages and supports the best people, enabling them to succeed. Teamwork and consultation are emphasised with a sustained focus on delivering outstanding customer service.

The Company has worked hard to ensure that communication and consultation form a part of the decision-making process. A number of educational programs have been implemented to ensure that all employees are aware of their responsibilities in such areas as harassment and cultural diversity. These programs also enable employees to actively participate in career development opportunities.

The Company is committed to creating an environment where good working relations are the norm and where the core values of respect and fairness are a natural part of the working environment. Communication and working together effectively are two of the key 'safety' messages that are passed on to all staff through rigorous safety programs and practices.

The Company has implemented a global Occupational Health and Safety plan. As a result, injury occurrence has continued to decline during 2004. The Company has demonstrated a risk management approach to safety that has seen the Company's recordable injury rate drop significantly. When an injury occurs, the Company's injury management program ensures that there is support for an injured employee, their families and their fellow employees in the workplace. The program supports an employee through the varying stages of rehabilitation through to a gradual return to their pre-injury role.





Sarah-Jane O'Brien, Occupational Health and Safety Coordinator, handing a new Health and Safety Handbook to Elena Pandevska at the Aristocrat Global Gaming assembly line at the Company's Sydney manufacturing facilities.

Management Discussion and Analysis
– *Financial report*

Summary

Key performance indicators for the current and the prior year (pre one-off adjustments) are set out below:

	2004 $Million	2003* $Million	Variance $Million	Variance %
Revenue from Ordinary Activities	1,148.9	1,021.3	+ 127.6	+ 12.5%
Earnings Before Interest and Tax (EBIT)	274.8	103.5	+ 171.3	+ 165.5%
Profit After Tax	174.7	54.0	+ 120.7	+ 223.5%
Net Working Capital/Revenue	9.3%	10.9%	–	-1.6 pts
Operating Cash Flow	250.0	204.4	+ 45.6	+ 22.3%
Closing Net Cash/(Debt)	119.6	(70.2)	+ 189.8	+ 270.4%
Earnings Per Share	36.8c	11.7c	+ 25.1c	+ 214.5%
Total Dividends Per Share	8.0c	6.0c	+ 2.0c	+ 33.3%

*** 2003 results are pre one-off adjustments. Full details of these one-off adjustments are set out in the 2003 annual report.**

The Company's financial position has continued to strengthen over the year with solid underlying trading performance resulting in record revenue and profitability and continued strong operational cash flow. Cash flow performance was again a highlight with operational cash flow increasing 22.3% to $250.0 million, representing 21.8% of revenue. At year end, cash on hand exceeded debt by $119.6 million, a $189.8 million improvement from the $70.2 million net debt position at the same time last year.

Earnings per share increased 214.5% to 36.8 cents per share, while dividends per share increased by 33.3% to 8 cents per share.

In overall terms, this result continues to demonstrate management's focus on driving shareholder value through both bottom line results and balance sheet management.

Statement of Financial Performance

The Company reported a record annual profit after tax of $174.7 million. This result compares with the $106.0 million loss reported for the prior year which was significantly impacted by a number of one-off adjustments. The current year result also represents a $120.7 million improvement on the pre one-off adjustments profit of $54.0 million recorded in 2003. There were no net one-off adjustments impacting the 2004 result. Throughout this Financial Report, all references to and comparisons against 2003 are prior to the one-off adjustments booked in the prior year, unless specifically stated otherwise.

The financial results for the year are summarised below:

	Segment Revenue			Profit/(Loss)			% Margin		
	2004 $m	2003* $m	Var %	2004 $m	2003* $m	Var %	2004 $m	2003* $m	Var pts
Segmental Results									
Australia	290.3	302.4	(4.0)%	98.1	84.3	16.4%	33.8%	27.9%	5.9
North America	368.4	241.4	52.6%	105.6	8.2	1187.8%	28.7%	3.4%	25.3
South America	20.4	5.5	270.9%	13.5	(7.6)	n/c	66.2%	(138.2)%	n/c
Japan	336.8	360.7	(6.6)%	78.2	87.7	(10.8)%	23.2%	24.3%	(1.1)
New Zealand	28.8	40.2	(28.4)%	11.1	14.9	(25.5)%	38.5%	37.1%	1.4
Other International	96.9	65.7	47.5%	21.6	17.6	22.7%	22.3%	26.8%	(4.5)
Total Segmental Results	**1,141.6**	**1,015.9**	**12.4%**	**328.1**	**205.1**	**60.0%**	**28.7%**	**20.2%**	**8.6**
Unallocated Expenses								**% Revenue**	
R&D Expense				(59.0)	(63.4)	(6.9)%	(5.2)%	(6.2)%	1.0
Amortisation of Intangibles				(5.0)	(12.2)	(59.0)%	(0.4)%	(1.2)%	0.8
Foreign Exchange				0.6	(2.2)	n/c	0.1%	(0.2)%	n/c
Corporate / Other				10.1	(23.8)	n/c	0.9%	(2.3)%	n/c
Total Unallocated Expenses				**(53.3)**	**(101.6)**	**(47.5)%**	**(4.7)%**	**(10.0)%**	**5.3**
Earnings Before Interest and Tax				**274.8**	**103.5**	**165.5%**	**24.1%**	**10.2%**	**13.9**
Interest				(4.4)	(15.8)	(72.0)%	(0.4)%	(1.6)%	1.2
Profit Before Tax				**270.4**	**87.7**	**208.3%**	**23.7%**	**8.6%**	**15.1**
Profit After Tax				**174.7**	**54.0**	**223.5%**	**15.3%**	**5.3%**	**10.0**

* **2003 results are pre one-off adjustments. Full details of these one-off adjustments are in the 2003 annual report.**

Revenue

Total segmental revenue increased 12.4% to $1,141.6 million. This increase was achieved despite the adverse translational impact of the stronger Australian dollar compared to the prior year which depressed period on period growth in Australian dollar terms. Had exchange rates remained at 2003 levels, current period Australian dollar revenue would have been $48.4 million higher than reported, a 17.2% increase over the prior year.

A significant portion of the Company's segmental revenue increase was driven by the North American business which increased revenue in Australian dollar terms by $127.0 million (52.6%). In local currency terms, the North American revenue improvement was 69.8%. The other major revenue driver was the 47.5% growth in Other International revenues incorporating sales to Europe, South Africa and Asia Pacific. Revenue growth in Asia Pacific was particularly strong as the Company won substantial share across the region, most notably in Macau. Over the past two years, revenue from Other International markets has increased by 108.4%.

In Japan, while unit sales were marginally ahead of the prior year, the stronger Australian dollar, higher trade-in allowances and channel mix changes resulted in overall revenues declining by $23.9 million (6.6%).

In other markets, revenues declined in Australia (down $12.1 million, 4.0%) and New Zealand (down $11.4 million, 28.4%) while South American revenue benefited by $8.0 million from the recording of previously deferred revenue as cash collections were made on legacy contracts. These results are discussed in more detail in the Business Segment Review.

Earnings

Earnings before interest and tax improved by 165.5% or $171.3 million compared with 2003. This improvement primarily reflects improved margins in Australia (up $13.8 million, 16.4%) resulting from the focus on premium products and cost efficiencies and in North America (up $97.4 million) due to the increase in high margin recurring revenue and leverage of the business's fixed cost base. These improvements were partially offset by a fall in Japanese earnings (down $9.5 million, 10.8%) due to provisioning of surplus inventory of unsold games and higher trade-in allowances. Improved results from Other International markets were offset by the decline in New Zealand resulting from the continuing adverse regulatory environment. Collections on legacy South American contracts also contributed to the overall earnings improvement.

Net unallocated expenses fell $48.3 million (47.5%) as a result of the elimination of prior year manufacturing under recoveries, reduced amortisation of intangibles due to the 2003 write-off of goodwill and general cost management and efficiency initiatives.

The net interest charge for the year fell significantly from $15.8 million to $4.4 million. Interest income increased by $2.0 million, reflecting higher cash deposits. Interest expense relates primarily to the outstanding US$130 million of convertible bonds.

Tax

The effective tax rate for the year of 35.4% is lower than the 2003 effective tax rate of 38.4% as a result of earnings mix and the booking of withholding tax costs in the prior year which were not incurred in 2004. The effective tax rate will generally exceed the Australian statutory rate of 30% due to permanent differences including non-deductible amortisation costs, withholding tax on the repatriation of overseas dividends and overseas tax rate differentials.
The tax expense for the year was also impacted by $5.5 million as a result of adjustments of prior year tax returns raised by an overseas taxation authority.

As a result of the strong trading performance in 2004, brought forward Australian tax losses have been fully utilised in the year. However, the balance of franking credits available at year end was minimal and accordingly the 2004 final dividend is unfranked. Subject to trading performance being maintained, the Company expects to re-commence franking dividends with effect from the 2005 interim dividend.

Given the international structure of the Company and the increasing proportion of offshore earnings, it is not possible to reliably determine the extent to which future dividends will be franked.

Statement of Financial Position

Individual assets and liabilities denominated in foreign currency have been impacted by movements in foreign exchange rates since 31 December 2003. In net terms, however, the impact of the re-translation of foreign denominated assets and liabilities taken to the foreign currency translation reserve amounted to only $1.2 million.

Net working capital decreased by $3.8 million to $107.0 million at 31 December 2004 reflecting a reduction in both receivable and inventory levels partially offset by a reduction in payables. Net working capital as a percentage of the last 12 months' revenue fell from 10.9% at 31 December 2003 to 9.3% at year end. This fall continues to demonstrate the sustainability of the significant improvements made during 2003.

The increase in property, plant and equipment primarily results from the increase in the installed base of participation units in the Americas and the introduction of participation units into the Australian market which together amounted to a total capital spend of $35.6 million. This expenditure combined with ongoing "stay-in-business" capital expenditure of $14.4 million was partially offset by depreciation and disposals.

Intangibles have fallen marginally as a result of the amortisation charge for the period.

Current and deferred tax assets have decreased by an aggregate of $9.4 million due to the utilisation of Australian tax losses, collection of tax refunds and the realisation of foreign exchange gains and losses. Tax payable has increased by $19.4 million reflecting taxation of higher current year trading profits offset by the settlement of prior year tax liabilities.

Deferred revenue (included within other current and non-current liabilities) increased from $62.0 million to $71.3 million. This increase results from higher revenue billed in advance predominantly relating to Value Added Selling Agreements (VASA) in Australia partially offset by the impact of a stronger US dollar exchange rate and the recognition of previously deferred revenue of $33.2 million. After taking into account deferred revenue, the net exposure to South America at period end amounted to $3.7 million (2003 $8.0 million).

In overall terms, net assets increased from $218.7 million to $374.2 million while net tangible assets increased from $148.0 million to $309.8 million.

Statement of Cash Flows

Effective cash flow management remains one of the Company's key strategies. While substantial progress was made in 2003, continued focus resulted in a further improvement in the current year with cash generated from operations increasing from $204.4 million to $250.0 million, representing 21.8% of revenue.

Strong cash flows meant that the Company did not need to utilise its $107.0 million of bank facilities, with only the USD130 million of convertible bonds and a nominal bank loan remaining outstanding. Cash on deposit rose from $104.0 million at 31 December 2003 to $286.0 million at the end of the year.

The movement in net debt (bank and other debt plus convertible bonds less cash), after eliminating foreign exchange movements is set out below:

	2004 $ Million	2003 $ Million
Net debt - opening balance	**(70.2)**	**(292.1)**
EBIT pre one-off adjustments	274.8	103.5
Depreciation and amortisation pre one-off adjustments	39.8	39.9
EBITDA pre one-off adjustments	314.6	143.4
Net loss on sale of non-current assets	0.7	0.7
Net foreign exchange differences	(0.5)	20.1
Net interest paid	(2.6)	(15.5)
Net tax (paid) / refunded	(52.3)	6.1
Cash impact of one-off adjustments	–	(4.7)
Change in operating assets and liabilities	(9.9)	54.3
Net cash inflow from operating activities	**250.0**	**204.4**
Net cash outflow from investing activities	(47.4)	(21.8)
Share issues	9.2	9.3
Dividends paid	(29.6)	(33.1)
Movement in net debt	**182.2**	**158.8**
Effects of exchange rate changes on net debt	7.6	63.1
Net debt - closing balance	**119.6**	**(70.2)**

The strong EBITDA result, coupled with lower net interest payments and the focus on working capital management, offset in part by higher tax payments resulted in a 22.3% improvement in operating cash flow. Higher taxes paid result from the non-recurrence of prior year tax refunds and the payment of taxes on 2003 Japanese and European profits.

Whilst the change in operating assets and liabilities resulted in a net $9.9 million cash outflow, the underlying operational cashflow was actually $29.7 million better than this as factoring of bills receivable in Japan was reduced to nil at period end.

The net cash outflow from investing activities increased $25.6 million to $47.4 million, primarily reflecting the significant increase period-on-period in the Company's installed base of participation units in both North America and Australia. Approximately 71% of current period capital expenditure relates to participation unit placements.

Share issues during the period represent the exercise of employee options and the proceeds from the underwriting of the balance of the 2003 final dividend, partially offset by the on market buyback of 1.4 million shares.

The appreciation of the Australian dollar against the US dollar since 31 December 2003 resulted in a $7.6 million decrease in the Australian dollar value of the Company's foreign denominated net debt.

Cash flow in the statutory format is set out in the Financial Statements.

Dividends

A final dividend in respect of the year ended 31 December 2004 of 4 cents per share ($19.1 million) has been declared and will be paid on 23 March 2005 to shareholders on the register at 5:00pm on 9 March 2005. The dividend will be unfranked. The Directors have determined that the Dividend Reinvestment Plan will not operate in respect of this dividend.

An unfranked interim dividend of 4 cents per share ($19.1 million) was paid on 22 September 2004 in respect of the six months ended 30 June 2004. The total dividend paid and payable in respect of the 2004 year is 8 cents per share.

A final dividend in respect of the year ended 31 December 2003 of 3 cents per share ($14.1 million) was paid on 24 March 2004. That dividend was franked to 40%.

Details of the Company's franking position and outlook are set out under "Tax" above.

Banking Facilities

The Company had available banking facilities of $107.0 million at year-end ($137.6 million at 31 December 2003). The Company remains confident that, given the strong cash generation of the business and the substantial cash on hand which totalled $286.0 million at year-end, these facilities are adequate to meet the ongoing requirements of the business.

Debt Ratios

The Company's interest and debt coverage ratios remain very strong:

	31 December 2004	31 December 2003*
Debt/EBITDA	0.5 X	1.2 X
Net Debt/EBITDA	(0.4) X	0.5 X
EBITDA/Interest Expense	26.7 X	6.8 X
Debt/Equity	44.5 %	79.7%
Net Debt/Equity	(32.0) %	32.1%

* EBITDA and Interest Expense are based on preceding 12 months results pre one-off adjustments

For financial management purposes, the Company pays particular attention to the interest cover ratio as it reflects the ability of the Company to service its debt and is regarded as more relevant than gearing calculations.

Credit Rating

Standard & Poor's reviewed the Company's credit rating during the year, resulting in its credit rating being increased from BB- to BB. The Company remains disappointed at this rating given its strong cash flow generation, very conservative interest and debt coverage ratios and when compared with ratings of its international peers.

Foreign Exchange

The Company applied exchange rates prevailing at the year end in translating the overseas balance sheets of controlled entities at 31 December. Generally, the Company translated profits earned offshore at the month end rate for each month.

Given the extent of international revenues and costs, the Company's exposure to foreign currency is substantial and complex. The two types of foreign exchange exposure to which the Company is exposed are analysed further below:

–Transactional exposures

The predominant foreign exchange transactional exposure results from USD revenue and cost transactions arising in virtually every entity across the business. The current mix of the Company's USD revenue and costs provide a partial hedge over time against adverse movements in the AUD/USD exchange rate. However, timing differences in the realisation of the underlying transactions through the profit and loss may result in short-term impacts on profitability. In addition, specific hedges are taken against specific exposures where practicable. The degree to which these natural hedges operate effectively will vary as the mix of the Company's business and underlying input costs change.

Based on the current mix of business, in overall terms, before timing differences, a USD 1 cent movement in the USD/AUD exchange rate results in an estimated $0.2 million impact on Profit after Tax.

In Japan, the Company's revenue and costs are predominantly Yen based. Local profitability is not, therefore, significantly impacted by changes in foreign exchange rates.

–Translational exposures

Despite the existence of natural hedges reducing the transactional impact of foreign exchange movements on profitability, the Company's reported results will still be subject to fluctuation in total and at individual reported income and expense levels as the Australian dollar translated equivalent of foreign denominated amounts varies as exchange rates change. Translational exposures are accounting in nature and are not hedged, other than naturally where possible.

Given the current mix of the Company's business, the major exposures to translational foreign exchange result from the Company's USD and Yen profits. A USD 1 cent change in the USD/AUD exchange rate results in an estimated $1.0 million translational impact on the Company's reported profit after tax, while a 1 Yen change in the Yen/AUD exchange rate has a corresponding $0.6 million impact. These impacts will vary as the magnitude of overseas profits change.

Accounting and Reporting Developments

The Company is supportive of accounting and reporting developments which enhance the comparability and relevance of financial reporting, both in Australia and internationally. The Company intends to implement the requirements of new accounting standards and other reporting requirements at the earliest practical opportunity. In addition, the Company is committed to keeping investors fully and promptly informed of important matters affecting it.

The Company has been evaluating the impact and planning for the implementation of the introduction of International Financial Reporting Standards (IFRS), which will first impact the Company's reported results from 1 January 2005. Details of this plan and an initial assessment of the likely impacts of IFRS are set out in Note 30 of the Financial Statements.

Foreign exchange rates compared with prior year for key currencies are shown below:

AUD	2004 Year end	2003 Year end	2004 Average*	2003 Average*
USD	0.7818	0.7529	0.7422	0.6611
JPY	80.86	81.60	80.31	77.01
NZD	1.1012	1.1589	1.1200	1.1307

* Average of monthly exchange rates only. No weighting applied.

Shareholder information

As at 28 February 2005

Distribution of equity securities[1]

Size of holding	Option holders [2]	Holders of share rights[3]	Shareholders	Number of shares[4]	% of issued capital
1 – 1,000	0	0	5,033	2,644,651	0.55
1,001 – 5,000	19	68	5,843	13,174,148	2.76
5,001 – 10,000	4	21	880	6,494,775	1.36
10,001 – 100,000	65	62	655	15,787,222	3.31
100,001 – over	9	1	129	439,337,582	92.02
TOTAL	97	152	12,540	477,438,378	100.00

(1) The Company has issued a notice of redemption in relation to the USD 130 million Convertible Bonds which are not listed. Refer to Note 28 in the Financial Statements. There were 247 holders of less than a marketable parcel of shares.

(2) All options issued under Employee Share Option Plan ('ESOP') to take up ordinary shares in the Company subject to the rules of the ESOP are unquoted and non-transferable.

(3) All share rights allocated under the 'Three Plus' Share Performance Plan ('Plan') to take up ordinary shares in the Company subject to the rules of the Plan are unquoted and non-transferable.

(4) Fully Paid Ordinary Shares (excludes unexercised options and unvested performance share rights.).

Substantial shareholders

Name	Number of shares[5]	% of issued capital[6]
Commonwealth Bank of Australia Ltd	39,445,247	8.25%
Thunderbirds Are Go Pty Ltd	30,400,772	6.37%
ING Australia Holdings Ltd	29,771,111	6.23%
Writeman Pty Ltd	29,276,160	6.14%
Barclays Group	26,802,614	5.61%
Serioso Pty Ltd	26,266,783	5.51%
ANZ Banking Group Ltd	23,844,966	5.00%

(5) As disclosed in last notice received.

(6) The percentage set out in the notice is calculated on the total issued capital of the Company on the day the notice is lodged.

Twenty largest shareholders as at 28 February 2005

Name	Number of shares	% of issued capital
1 Westpac Custodian Nominees Limited	48,793,100	10.22%
2 National Nominees Limited	43,753,688	9.16%
3 ANZ Nominees Limited	38,191,234	8.00%
4 J P Morgan Nominees Australia Ltd	34,346,872	7.19%
5 Writeman Pty Ltd (PLHA Family A/C)	16,276,160	3.41%
6 Serioso Pty Ltd (GGHA Family A/C)	15,810,772	3.31%
7 CJHA Pty Limited (CJHA Family A/C)	15,176,752	3.18%
8 Arminella Pty Ltd (SJHA Family A/C)	14,340,000	3.00%
9 Citicorp Nominees Pty Limited (CFS WSLE Imputation Fnd A/C)	13,686,920	2.87%
10 Thunderbirds Are Go Pty Ltd (SDHA Family A/C)	13,266,787	2.78%
11 Queensland Investment Corporation C/- National Nominees Ltd	11,865,230	2.49%
12 Cogent Nominees Pty Limited	9,990,444	2.09%
13 ECA 1 Pty Ltd (ECA Family A/C)	9,826,098	2.06%
14 Citicorp Nominees Pty Ltd	9,683,972	2.03%
15 MAAKU Pty Ltd (HMHA Family A/C)	8,973,432	1.88%
16 Citicorp Nominees Pty Ltd (CFS Imputation Fnd A/C)	8,930,923	1.87%
17 Citicorp Nominees Pty Ltd (CFS WSLE Aust Share Fnd A/C)	6,628,993	1.39%
18 UBS Nominees Pty Ltd (Prime Broking A/C)	6,341,026	1.33%
19 Writeman Pty Ltd (The AEA Childrens A/C)	6,000,000	1.26%
20 Writeman Pty Ltd (The AJA Childrens A/C)	6,000,000	1.26%
TOTAL	**337,882,403**	**70.78%**

Total number of shareholders:	**12,540**
Total number of shares issued:	**477,438,378**

Voting rights

The voting rights attaching to ordinary shares are that, on a show of hands, every member present in person or by proxy has one vote and upon a poll, each share has one vote. Option holders, performance share right holders and convertible bond holders have no voting rights.

Unquoted equity securities

As at 28 February 2005, 5,452,834 unlisted non-transferable options have been issued under the Employee Share Option Plan and remain unexercised. These options have been issued to 88 executives of the Company.

Regulatory considerations affecting shareholders

Aristocrat Leisure Limited and its subsidiaries could be subject to disciplinary action by gaming authorities in some jurisdictions if, after receiving notice that a person is unsuitable to be a shareholder, that person continues to be a shareholder. Because of the importance of licensing to the Company and its subsidiaries the Constitution contains provisions that may require members to provide information and also gives the Company powers to divest or require divestiture of shares, suspend voting rights and withhold payments of certain amounts to shareholders or other persons who may be unsuitable.

Shareholder enquiries

You can access information about Aristocrat Leisure Limited and your holdings via the Internet. Aristocrat's website, www.aristocrattechnologies.com, has the latest information on Company announcements, presentations and reports. Shareholders may also communicate with the Company via its website. In addition, there is a link to the Australian Stock Exchange to provide the current share price.

The share registry manages all your shareholding details. Visit www.asxperpetual.com.au and access a wide variety of holding information, make changes to your holding record and download forms. You can access this information via a security login using your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) as well as your surname and postcode recorded on your holding record.

Dividend payments

You are reminded to bank your dividend cheques immediately. Better still, have the share registry bank your dividends for you to any nominated bank, building society or credit union account within Australia. Contact the share registry (contact details set out in the back of this annual report) or visit its website to obtain a Request for Direct Credit of Payments form. Dividend monies that are not banked are required to be handed over to the State Trustee under the Unclaimed Monies Act.

Corporate governance

Statement of Main Corporate Governance Practices

Set out below is a summary of the Company's corporate governance practices in place as at 31 December 2004. This statement has been prepared and presented in a format consistent with the ASX publication *"Principles of Good Corporate Governance and Best Practice Recommendations"* published in March 2003.

The Board is committed to maintaining the highest standards of corporate governance and during the year many of the Company's governance practices and policies were reviewed and where required updated to conform with the ASX Corporate Governance Principles.

Principle 1
Lay Solid Foundations for Management and Oversight

Board Role and Responsibilities

The Board has formalised its roles and responsibilities into a Board Charter which is available on the Company's website, www.aristocrattechnologies.com. In summary, the Board's main responsibilities include the:

- review and approval of Company strategy;
- monitoring of Company performance and overall conduct;
- selection, appointment, remuneration and performance evaluation of the CEO and CFO;
- implementation and continued monitoring of appropriate risk management and reporting systems;
- establishment and monitoring of policies to ensure compliance with the legal and regulatory regimes to which the Company is subject and to ensure the highest standards of corporate conduct; and
- promotion of open and proper communication between the Company and its stakeholders.

Delegation to Management

The Board has delegated certain responsibilities to management including the day to day operation and administration of the Company. The Board Charter clearly specifies those matters that are reserved for the Board only.

Principle 2
Structure the Board to Add Value

Board Composition

The Board has determined that its optimal size is between seven and nine members. As at 31 December 2004, the Board comprised four non-executive Directors and one Executive Director. Two additional "non-executive Directors-elect" were nominated during 2004 and will be appointed non-executive Directors during 2005 following receipt of the necessary regulatory approvals. Details, qualifications and information on other directorships held by each member of the Board can be found in the Directors' Report on pages 35–37.

The Chairman is selected by the Board and is a non-executive Director. The Chairman and the office of the CEO are not held by the same person.

The Board comprises members with a broad range of skills and experience. The Board considers it important for the following skills and experience to be represented on the Board:

- experience as a Chief Executive;
- international business experience;
- financial experience;
- technology experience especially in the software or computer industries;
- marketing experience;
- legal and regulatory experience; and
- corporate governance experience.

The Board annually reviews the skills and experience of its members and decides on whether any action needs to be taken to augment or complement those skills.

Board Meetings

The Board meets at least eight times per year. This year the Board met a total of eleven times. The number of meetings attended by each Director is tabled on page 38. Executive management is regularly invited to attend Board meetings. The Board also meets at least once without executive management and executive directors.

Directors' Independence

The Board assesses each of the non-executive Directors against specific criteria to decide whether they are independent. Directors are considered to be independent if they meet the following criteria:

- they are not a substantial shareholder of the Company or an officer of a substantial shareholder of the Company;
- they have not been employed in an executive capacity in the last three years by the Company or a subsidiary of the Company;
- they have not been employed as a principal of a material professional advisor to the Company during the past three years;

- they are not a material supplier or customer of the Company or any subsidiary of the Company;
- they have no material contractual relationship with the Company (other than as a Director); and
- they are free from any interest, business or personal, which could or could reasonably be perceived to materially interfere with the Director's ability to act in the best interests of the Company.

The Board determined that all non-executive Directors were considered to be independent as at 31 December 2004.

Independent Professional Advice

Any Director may seek independent external advice in relation to any Board matter at the expense of the Company with the prior consent of the Chairman. Whenever practicable the advice should be commissioned in the joint names of the Director and the Company and a copy of the advice should be made available to the entire Board.

Board Committees

The Board is assisted in fulfilling its responsibilities by four committees. Each committee is governed by a Charter which is regularly reviewed and approved by the Board. The Charters are available on the Company's website www.aristocrattechnologies.com. The four Board committees are the:

- Regulatory and Compliance Committee;
- Nomination and Governance Committee;
- Audit Committee; and
- Remuneration Committee.

An overview of the composition and responsibilities of each of the Board Committees is provided below.

Regulatory and Compliance Committee

This committee is chaired by WM Baker who is a non-executive Director. The committee also comprises a number of executive management members. Committee members are appointed for two years by the Board and are subject to approval by certain gaming authorities/bodies. The committee meets at least eight times per year. During the year, the committee did meet a total of eight times. Attendance of committee meetings by its members is on page 38. The committee responsibilities include:

- assisting the Board and executive management in obtaining information necessary to make decisions in the area of hiring key personnel and entering into or continuing business associations;
- the review of existing and proposed business undertakings for regulatory compliance;
- conducting investigations as appropriate and making recommendations to the Board; and
- monitoring and ensuring licensing conditions and regulatory requirements are met.

Nomination and Governance Committee

This committee is chaired by the Chairman, DJ Simpson and all Directors are members of this committee. The committee was constituted on 7 July 2004. The committee is scheduled to meet twice per year. During the year the committee did meet twice. Attendance of committee meetings by its members is on page 38. The committee responsibilities include:

- recommendations on Board structure, membership, tenure, succession planning and committee membership;
- induction and training of Directors;
- Board and individual Director performance assessment;
- development and review of CEO conditions of employment;
- performance assessment of the CEO; and
- overall Company corporate governance policies and procedures.

Audit Committee

This committee is chaired by P Morris. The Audit Committee comprises three non-executive Directors. The committee is scheduled to and did officially meet four times during the year. Additional meetings between the Chair of the Audit Committee and the Company's external and internal auditors also took place. Attendance of committee meetings by its members is on page 38. The committee responsibilities include:

- the evaluation and monitoring of the Company's internal control environment and risk management function;
- overseeing and reviewing the scope, quality and cost of the internal and external audits;
- reviewing the reports presented to the committee by both the auditors and management;
- recommending to the Board the appointment of internal and external auditors;
- reviewing the Company's management and statutory reporting (including the half year and full year accounts);
- the review and approval of finance and accounting policies and the ongoing monitoring of their implementation and effectiveness;

- ongoing monitoring of the Company's various disclosure obligations; and
- the review and pre-approval of any non audit services provided by either the internal or external auditors ensuring that their independence is maintained at all times.

Remuneration Committee

This committee is chaired by P Morris and comprises three non-executive Directors. The committee is scheduled to meet at least four times per year. This year, the committee met a total of three times reflecting the fact that the committee was reconstituted on 7 July 2004. Attendance of committee meetings by its members is on page 38. The committee responsibilities include:

- the recruitment, remuneration, retention, succession planning, training policies and procedures for senior management;
- making recommendations on the CEO and senior management fixed remuneration framework and levels;
- making recommendations on the CEO and senior management performance and equity based remuneration plans including performance incentives and hurdles;
- recommending to the Board, the Chairman and non-executive Director fees; and
- the Company's superannuation arrangements.

Nomination, Selection and Appointment Process of New Directors

Recommendations for the nomination of new Directors are made by the Nomination and Governance Committee. Generally, external consultants are used to identify potential Directors. Those nominated are assessed by the committee against a range of criteria including professional skills, experience, qualifications and background. Any Director appointed during the year will stand for election by shareholders at the next annual general meeting. During the year, SAM Pitkin and RA Davis were appointed to the Board subject to regulatory approval. Formal letters of appointment are issued to those invited to join the Board and individual service agreements are entered into with all Directors. All new Directors undergo an induction program.

Other Directorships

Directors are required to limit the number of directorships of other listed companies to five in order to ensure that sufficient time is available to attend to the affairs of the Company. The Chair is required not to hold more than one other position as Chair of a listed company. The CEO should only accept appointment to the Board of another listed company with the approval of the Board.

Principle 3
Promote Ethical & Responsible Decision Making

Code of Ethics

The Board has adopted a Code of Ethics which applies to Directors and employees. The Code is reinforced through training programs and Company publications. The Code imposes on all Directors, employees and consultants the following duties:

- act honestly and fairly in all dealings and to conduct business with strict professional courtesy and integrity;
- work in a safe, healthy and efficient manner using their skills, time and attention to the maximum of their ability;
- co-operate with any regulatory body or law enforcement agency investigating the Company in the reasonable performance of its duties;
- understand applicable laws and regulations and treat compliance with them as essential;
- comply with all applicable awards, policies, procedures and job requirements;
- not knowingly make misleading statements to any person or be a party to improper practice in relation to dealings with or by the Company;
- treat others in the same manner as you would wish to be treated and without prejudice;
- ensure that Company resources and property are used properly; and
- not disclose information or documents relating to the Company or its businesses other than as required by law and not to make any public comment on Company matters unless authorised to do so.

"Tip-Offs Anonymous" Program

"Tip-offs Anonymous" is an independent, confidential telephone, email and postal service that provides an effective channel for employees to anonymously report instances of suspected workplace misconduct. The service is available to all employees worldwide. All reported incidents are reviewed by a select group of senior executives who decide on the appropriate course of action to be taken. A summary of all reported incidents and action taken is provided to the Audit Committee. Any reported incidents involving senior executives are reported directly to the Chairman of the Audit Committee by the Tip-offs Anonymous service provider.

Securities Trading Policy

The Company policy prohibits any Director or employee dealing in the securities of the Company if they are in the possession of any price-sensitive information. Subject to this, Directors and senior executives may only deal in the shares of the Company for a period of 30 days from the third day after any of the following (the date of the announcement, release or meeting being counted as day zero):

- announcement of the half year and full year results;
- release of the annual report; and
- annual general meeting.

The policy can be found on the Company's website, www.aristocrattechnologies.com.

Principle 4
Safeguard Integrity in Financial Reporting

Certifications from the CEO and CFO

The Board received a written certification on 22 February 2005 from both the CEO and CFO that the Company's financial reports for the year ended 31 December 2004 present a true and fair view in all material respects of the Company's financial condition and operational results and are in accordance with relevant accounting standards.

Audit Committee

The Audit Committee's composition, roles and responsibilities are provided under Principle 2 of this statement.

Auditor Independence

The Company has adopted a formal charter of "Audit Independence". The Charter restricts the types of non audit services that can be provided by either the internal or external auditors. In addition, any non-audit services which are to be provided by the internal or external auditors need to be pre-approved by the Chair of the Audit Committee.

The Charter does not allow the following services to be provided by the internal or external auditors:

- bookkeeping or other services related to accounting records or financial statements;
- financial information systems design and implementation;
- valuation services (including appraisals or fairness opinions);
- management or human resource functions; and
- actuarial, investment advisory or banking services.

The Audit Committee reviews the independence of the auditors at least twice a year. The Company requires the senior audit partner to rotate every five years. The Charter also places restrictions on the hiring of employees or former employees of the auditor firms. The Company expects the external auditor to attend the annual general meeting of shareholders and to respond to questions relating to the conduct of the audit and the auditors' role.

Principle 5
Make Timely and Balanced Disclosure

The Company has written policies dealing with the Company's disclosure obligations and responsibilities under both the ASX Listing Rules and the *Corporations Act 2001*. The Company's policy on continuous disclosure is available on the Company's website;

www.aristocrattechnologies.com

The Company has in place the following procedures in order to comply with its continuous disclosure responsibilities:

- to immediately advise the ASX of any information which a reasonable person would expect to have a material effect on the price of the Company's securities subject to the exceptions set out in Listing Rule 3.1;
- the Chair, CEO, CFO and Group General Manager Commercial and Legal are the only persons authorised to talk to the media, analysts or shareholders;
- any employee who comes into possession of information which is likely to affect the price of the Company's securities or which has the capacity to affect the Company's profit or balance sheet totals by 5% or more, must immediately consult the CEO or the Company Secretary who will decide, in consultation with the Chair, whether an announcement is required;
- the establishment of the Senior Executive and Risk Review Committee which meets at least monthly to review risks to which the Company is exposed in the light of the continuous disclosure responsibilities; and
- there is an established protocol and signoff procedure for all intended announcements.

Principle 6
Respect the Rights of Shareholders

The Company promotes effective communication with shareholders and encourages effective participation at general meetings. The Company maintains a website which is regularly updated with all recent announcements to the ASX, annual reports, briefing materials and presentations to investors and analysts. In the fourth quarter of 2004 the Corporate Governance section of the website was updated allowing shareholders direct access to the Board charter, committee charters and key governance policies.

Principle 7
Recognise and Manage Risk

The Company is licensed to sell products in over 200 jurisdictions and operates from six major regional offices being Australia, USA, Japan, New Zealand, United Kingdom and South Africa. The Board accepts that risk exists in all aspects of the Company's business activities. The Company's major risks include (but are not limited to) increased regulation by Governments, action by competitors, infringement of intellectual property rights, availability and quality of raw materials and manufacturing equipment used in the production of products and occupational health and safety.

Risk management plays a key role in helping to identify, measure and treat risk which in turn assists the Company in achieving its goals and objectives. The Company has in place an effective risk management system to ensure that business risks are identified, assessed, monitored and properly managed. Elements of the Company's risk management system include:

- a formal risk management policy (which was reviewed and updated by the Board in the third quarter of 2004) and which is based on Standards Australia AS 4360:1999;
- the training of key executives and managers in the area of risk and the requirements of the Company's risk management policy;
- formal risk identification workshops and meetings across the business to identify and rate significant business risks (financial, operational and strategic);
- the rating of risks for the likelihood of occurrence, possible consequence and the level of current controls and strategies which exist to manage the risk;
- the annual development and distribution to the Audit Committee of a consolidated risk register;
- a dedicated "Group Risk & Audit Manager" responsible for assisting management in implementing the Board's risk management policies;
- the monthly review of risks by the Senior Executive and Risk Review Committee;
- the establishment of an internal audit function which has unrestricted access to the Board and management and which assists the Board in ensuring compliance with internal controls, policies and risk management programs by performing reviews;
- the development of a risk based internal audit plan;
- a clearly defined organisation structure with approved authority limits;

- detailed financial policies and procedures in the areas of expenditure authorisations, credit, treasury and required internal controls;
- annual budgeting and monthly reporting systems for all operating units;
- a group wide regulatory compliance program covering licensure, environment, occupational health and safety and employment practices;
- a comprehensive insurance program; and
- a confidential tip-offs anonymous program deployed worldwide.

The Board of Directors have received a written declaration from both the CEO and CFO that the financial certification given by them on the Company's financial reports:

- is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and
- the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

This declaration provides a reasonable but not absolute level of assurance and it does not in any way imply or guarantee against adverse events or more volatile outcomes from arising. More information on the Company's risk management framework and policy can be found on the Company's website:

www.aristocrattechnologies.com

Principle 8
Encourage Enhanced Performance

Review of Board Performance
The Board Character requires the annual review of its own performance as a Board including its committees as well as the performance of individual Directors. The Board implemented in the fourth quarter of 2004 a "peer review process" whereby Directors evaluated and assessed the overall performance of the Board as a whole and of its committees.

The "peer review process" is administered by the Nomination and Governance Committee using comprehensive written questionnaires. These questionnaires are completed by each Director and cover the performance of the Board in the following areas:

- Board governance, structure and roles;
- Board responsibilities;
- Board processes;
- Board Committees; and
- Continuing improvement.

A detailed report on the findings of this review was formally presented to the Board in December 2004.

Performance of individual Directors were not evaluated since the Board of Directors (as it is presently constituted) has only been in place for a relatively short period of time and therefore the evaluation of individual Directors would be premature as there is insufficient history to effectively review. A review of the performance of each individual Director will be undertaken in 2005.

Principle 9
Remunerate Fairly and Responsibly

Remuneration Committee
The composition of the committee, its roles and responsibilities are provided under Principle 2 of this statement.

Remuneration of Non-Executive Directors
Details of the principles and amounts of remuneration of non-executive Directors are set out in Note 36 of the Financial Statements on pages 80–90.

Remuneration of Senior Executives and Linkage with Corporate Performance
Details of the principles and amounts of the Company's executive fixed and variable remuneration schemes including the linkage with corporate performance are provided in Note 36 of the Financial Statements on pages 80–90.

Equity Based Remuneration
A new long term incentive plan was implemented during the year. Approval from shareholders was obtained on 21 December 2004 for the participation of the Chief Executive Officer and Managing Director, PN Oneile. Shareholder approval was not required (under the ASX Listing Rules or Corporations Act 2001) for the other participants. The Company implemented the plan without obtaining shareholder approval because of the obvious benefits derived by the Company and shareholders through replacement of the Employee Share Option Plan (ESOP) which was approved by shareholders in 1998. The new long term incentive plan is more stringent than the ESOP plan as it includes a vesting scale and tougher performance hurdles. A more detailed description of equity based remuneration is provided in Note 36 of the Financial Statements on pages 80–90.

Principle 10
Recognise the Legitimate Interests of Stakeholders

The Board and senior management of the Company are committed to the "Code of Ethics" and the principles contained within it. More information on the Code is provided under Principle 3 of this statement. The Code is also available on the Company's website. In addition to the Code, the Company also has policies which govern:

- Occupational, Health and Safety;
- Trade Practices;
- Conflicts of interest;
- Gifts, gratuities and donations;
- Dealing in Company securities;
- Market disclosure; and
- Privacy.

Directors' report

For the 12 months ended 31 December 2004

Aristocrat Leisure Limited ABN 44 002 818 368

The Directors present their report together with the financial statements of Aristocrat Leisure Limited and its controlled entities (the "Consolidated Entity") for the twelve months ended 31 December 2004. The information in this report is current as at 22 February 2005 unless otherwise specified. The Directors of Aristocrat Leisure Limited (the "Company") during the twelve months under review and up to the date of this report are as set out below:


ARISTOCRAT

Standing left to right: SAM Pitkin*, AW Steelman, PN Oneile, RA Davis*, DJ Simpson, WM Baker and P Morris

*Subject to regulatory approval.

Directors' particulars, experience and special responsibilities*

Current Directors

Director	Experience	Special Responsibilities
DJ Simpson FCPA Age 64	Nominated July 2003. Appointed February 2004. • Former Finance Director, Tabcorp Holdings Limited • Former Executive General Manager, Finance, Southcorp Holdings Limited	• Chairman (from July 2004) • Chair of Audit Committee (from July 2003 to July 2004) • Chair of Nomination and Governance Committee (from July 2004) • Member of Audit Committee (from July 2004) • Member of Remuneration Committee (from July 2004)
PN Oneile BEc Age 56	Nominated December 2003. Appointed 22 June 2004. • Former Chairman and Chief Executive Officer, United International Pictures (UIP) • Former Managing Director, The Greater Union Organisation Pty Limited • Director, Vue Entertainment Holdings Limited • Director, Film Finance Corporation Australia Limited	• Chief Executive Officer and Managing Director • Member of Nomination and Governance Committee (from July 2004)
WM Baker BA Age 65	Nominated August 1998. Appointed May 1999. • Former Assistant Director of the FBI • Former President, The Motion Picture Association • Director, J. Edgar Hoover Foundation • Director, Fortress Global Investigations, Inc	• Chair of Regulatory and Compliance Committee (since October 2000) • Member of Audit Committee (from July 2003 to April 2004) • Member of Nomination and Governance Committee (from July 2004)
P Morris AM, BArch (Hons), MEnvSc, Dip CD, FRAIA, FAICD Age 56	Nominated August 2003. Appointed February 2004. • Former Director, Commonwealth Property, Department of Administrative Services • Former Group Executive, Lend Lease Property Services • Director, Landcom, NSW Institute of Teachers, Sydney Harbour Foreshore Authority and subsidiaries • Past Director of Jupiters Limited, Principal Real Estate Investors (Australia) Limited, Howard Smith Limited, Colonial State Bank, Energy Australia, Country Road Limited, Indigenous Land Corporation and Australia Post	• Chair of Audit Committee (from July 2004) • Chair of Compensation and Nomination Committee (from January to July 2004) • Member of Audit Committee (from August 2003 to January 2004); • Chair of Remuneration Committee (from July 2004) • Member of Nomination and Governance Committee (from July 2004)
AW Steelman BA, MLA Age 62	Nominated August 1998. Appointed May 1999. • Former US Congressman • Advisor, Proudfoot Consulting Plc • Board Member, Texas Growth Fund • Former Board Member, Sterling Software • Former President, Maxager Technology • Management Consultant with international experience in software, gaming strategy and government regulation	• Member of Compensation and Nomination Committee (from December 1999) • Member of Audit Committee (from July 2003 to January 2004 and from April 2004) • Member of Nomination and Governance Committee (from July 2004)

"Directors elect" †		
Director	**Experience**	**Special Responsibilities**
RA Davis† BEc (Hons), B Philosophy Age 53	Nominated November 2004. • Consulting Director-Investment Banking, N M Rothschild's & Sons (Australia) Ltd • Chairman, Pengana Managers Ltd • Chairman, Korea Exchange Bank Australia Ltd • Director, Macquarie Office Management Ltd • Former Senior Executive at Citicorp and CitiGroup Inc., in the United States and Japan • Former Senior Executive, ANZ Banking Group Limited	• Member elect of the Nomination and Governance Committee (from November 2004)
SAM Pitkin† LLB, LLM Age 45	Nominated November 2004; • Special Counsel (former partner), Clayton Utz in Brisbane • Former Director, Australian Leisure & Hospitality Group Limited • Former Director, Ceramic Fuel Cells Limited, • Member of the Company Law Committee of the Queensland Law Society and Law Council of Australia • Former Director, Golden Casket Lottery Corporation Ltd, Energex Ltd, Grainco Ltd and Employment National Ltd	• Member elect of the Nomination and Governance Committee (from November 2004)

Former Directors		
Director	**Experience**	**Special Responsibilities**
JP Ducker AO, KCSG Age 72	Nominated July 1999. Appointed October 1999. Director until 4 May 2004.	• Member of Audit Committee (from January 2001 to January 2004)
JH Pascoe AO, BA, LLB (Hons) Age 56	Nominated June 2001. Appointed December 2001. Director until 9 July 2004.	• Chairman (from September 2003 to July 2004) • Member of Compensation and Nomination Committee (from October 2001 to July 2004) • Member of Audit Committee (from July 2003 to July 2004)

† Subject to regulatory approvals being obtained.

* Two of the Company's Board Committees were reconstituted on 7 July 2004. The Compensation and Nomination Committee was renamed the "Remuneration Committee". A new committee, the "Nomination and Governance Committee", was also established at that time. All Board Members are members of the Nomination and Governance Committee.

Principal activities

The principal activities of the Consolidated Entity during the twelve months under review were the design, development, manufacture and marketing of gaming machines, software, systems and other related equipment and services. The Company's objective is to be the leading global provider of gaming solutions. There were no significant changes in the nature of those activities during the twelve months under review.

Dividends

A final dividend in respect of the twelve months ended 31 December 2004 of 4 cents per share ($19.1 million) has been declared and will be paid on 23 March 2005 to shareholders on the register at 5:00pm on 9 March 2005. The final dividend will be unfranked. An unfranked interim dividend of 4 cents per share ($19.1 million), as referred to in the Directors' Half Year Report dated 24 August 2004, was paid on 22 September 2004 in respect of the six months ended 30 June 2004. The total dividend paid or payable in respect of 2004 is 8 cents per share.

Review and results of operations

A review of the operations of the Consolidated Entity for the year ended 31 December 2004 is set out in the Management Discussion and Analysis and Business Segment Review (pages 11–20) and the Financial Report (pages 21–26) which form part of this Directors' Report. The operating result of the Consolidated Entity attributable to shareholders for the financial year ended 31 December 2004 was a profit of $174.7 million after tax.

Significant changes in state of affairs

Except as outlined below and elsewhere in this report, there were no significant changes in the state of affairs of the Consolidated Entity during the twelve months ended 31 December 2004.

Events after balance date

No material matters requiring disclosure in this report have arisen subsequent to 31 December 2004. To the best of their knowledge the Directors are not aware of any matter or circumstance that has arisen since 31 December 2004 that has significantly affected or may significantly affect:

(a) the Consolidated Entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the Consolidated Entity's state of affairs in future financial years.

Likely developments and expected results

Likely developments in the operations of the Consolidated Entity in future financial years and the expected results of operations are referred to in the Management Discussion and Analysis and Business Segment Review (pages 11–20) and the *Financial Report* (pages 21–26) which form part of this report. The Directors believe that disclosure of further information as to likely developments in the operations of the Consolidated Entity and the likely results of those operations would, in their opinion, be speculative and/or prejudice the interests of the Consolidated Entity.

Directors' Attendance at Board and Committee Meetings During 2004

Director	Board	Audit Committee	Remuneration Committee[1]	Regulatory Compliance Committee	Nomination and Governance Committee[2]
Current Directors and Directors Designate	**Meetings attended/held**	**Meetings attended/held**	**Meetings attended/held**	**Meetings attended/held**	**Meetings attended/held**
DJ Simpson	11 / 11	4 / 4	1 / 1	–	2 / 2
PN Oneile	11 / 11	–	–	–	2 / 2
WM Baker	11 / 11	1 / 1	–	8 / 8	2 / 2
P Morris	11 / 11	2 / 2	3 / 3	–	2 / 2
AW Steelman	11 / 11	3 / 3	3 / 3	–	2 / 2
SAM Pitkin[3]	2 / 2	–	–	–	2 / 2
RA Davis[3]	2 / 2	–	–	–	2 / 2
Former Directors					
JH Pascoe	7 / 7	2 / 2	2 / 2	–	–
JP Ducker	4 / 4	–	–	–	–

(1) The Compensation and Nomination Committee was reconstituted as the Remuneration Committee on 7 July 2004.

(2) The Nomination and Governance Committee was established on 7 July 2004.

(3) Subject to regulatory approval.

Attendance recorded in this table reflects the attendance of members of the Board at Board meetings and attendance of members of Committees at Committee meetings of which they are members (including members elect in respect of whom regulatory approval is pending).

Emoluments of Board members and senior executives

Details of emoluments of Board members and senior executives are set out in Note 36 of the Financial Statements.

Indemnities and insurance premiums

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, Company Secretary or executive officer of the Company". The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Company Secretary or executive officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party. The Company maintains a Directors' and Officers' Insurance policy in respect of insurance cover of Directors and executive officers; the policy is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential under the terms of the insurance contract. The assets of the Consolidated Entity are adequately insured for reasonably foreseeable contingencies, in line with normal business practices.

Environmental regulation

The Company's operations have a limited impact on the environment. The Company manufactures gaming machines, games and systems at its Rosebery facilities which are zoned Industrial (4) under Local Environmental Plan 114 and are the subject of New South Wales and Australian Federal Government environmental legislation. The Company integrates (assembles) machines in Las Vegas, Nevada. Machines are also assembled under contract in Japan. The Company does not emit any greenhouse gases (except from vehicles and emergency generators when in use) and uses limited amounts of chemicals in its manufacturing process.

The Company has received no complaints or notices under any legislation or regulations in relation to any of its activities from an environmental perspective. The Directors are not aware of any environmental issues which would materially affect the Consolidated Entity and believe that the Company's environmental performance has been satisfactory given the limited impact on the environment that its activities could have and the environmental regulation to which it is subject.

Proceedings on behalf of company

No proceedings have been brought on behalf of the Company under Section 236 of the Corporations Act 2001 nor has any application been made in respect of the Company under Section 237 of the Corporations Act 2001.

Rounding of amounts to nearest thousand dollars

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission relating to the 'rounding off' of amounts in the Directors' Report and Financial Statements. Amounts in the Directors' Report and Financial Statements have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.



David Simpson
Director
22 February 2005

Five year summary

12 months ended 31 December 2004

$'000 (except where indicated)		2004	2003	2002	2001	2000
Profit and loss items						
Total revenue (i)		**1,148,891**	995,226	976,462	778,033	549,033
EBITDA		**314,626**	(39,352)	174,032	159,571	109,239
Depreciation and amortisation		**39,832**	44,675	36,856	26,075	14,729
EBIT		**274,794**	(84,027)	137,176	133,496	94,510
Net interest revenue (expense)		**(4,425)**	(15,768)	(16,933)	(5,663)	2,994
Operating profit / (loss) before income tax		**270,369**	(99,795)	120,243	127,833	97,504
Income tax attributable to operating profit		**95,650**	6,245	40,148	41,580	32,767
Operating profit / (loss) after income tax		**174,719**	(106,040)	80,095	86,253	64,737
Outside equity interest		**-**	-	108	(241)	138
Operating profit / (loss) after income tax attributable to members of Aristocrat Leisure Limited		**174,719**	(106,040)	80,203	86,012	64,875
Total dividends		**33,210**	43,477	54,731	54,386	46,505
Balance sheet items						
Contributed equity		**278,571**	265,733	246,020	232,344	72,674
Reserves		**(40,479)**	(70,091)	8,834	303	(116)
Outside equity interest		**-**	-	-	229	(12)
Retained profits		**136,098**	23,036	143,207	117,735	86,109
Total shareholders' equity		**374,190**	218,678	398,061	350,611	158,655
Cash		**285,973**	103,993	70,291	15,024	31,388
Current assets		**305,103**	327,661	574,215	449,912	196,075
Property, plant and equipment		**120,803**	109,496	135,010	120,043	72,648
Intangible assets		**64,431**	70,640	254,601	254,453	5,140
Other non-current assets		**129,578**	120,297	136,430	130,589	23,694
Total assets		**905,888**	732,087	1,170,547	970,021	328,945
Current payables		**225,106**	233,402	302,762	171,856	84,272
Current interest bearing liabilities		**166,383**	1,375	8,856	49,537	5,656
Current provisions		**81,826**	55,338	51,855	99,420	67,274
Non-current interest bearing liabilities		**-**	172,844	353,522	256,144	4,604
Non-current provisions		**17,310**	17,292	24,109	5,038	3,232
Other non-current liabilities		**41,073**	33,158	31,382	37,415	5,252
Total liabilities		**531,698**	513,409	772,486	619,410	170,290
Net assets		**374,190**	218,678	398,061	350,611	158,655
Other information						
Employees at year end	Number	**2,080**	2,039	2,408	2,302	1,926
Return on Aristocrat shareholders' equity	%	**46.7**	(48.5)	20.1	24.5	40.9
Basic earnings per share	Cents	**36.8**	(22.9)	17.7	19.6	15.4
Net tangible assets per share	$	**0.65**	0.31	0.31	0.21	0.36
Dividends per share - ordinary	Cents	**8.00**	6.00	12.00	12.00	11.00
Dividend payout ratio	%	**19.0**	(41.0)	68.2	63.2	71.7
Issued shares at period end	'000	**476,898**	470,226	456,271	451,237	422,615
Net (cash)/debt (ii)	$'000	**(119,590)**	70,226	292,087	290,657	-
Net debt/equity	%	**(32.0)**	32.1	73.4	82.9	-

(i) Total revenue as per note 2 to the financial statements

(ii) Current and non-current borrowings net of cash assets

Financial statements

for the year ended 31 December 2004

Notes to the financial statements

Statements of financial performance
for the year ended 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Revenue from sale of goods	2	**1,049,622**	900,169	-	-
Revenue from services	2	**87,025**	81,115	-	-
Total revenue from operating activities		**1,136,647**	981,284	-	-
Cost of sale of goods		**(507,792)**	(544,749)	-	-
Cost of providing services		**(70,685)**	(72,477)	-	-
Total cost of revenue		**(578,477)**	(617,226)	-	-
Gross profit		**558,170**	364,058	-	-
Other revenues from ordinary activities	2	**12,244**	13,942	**103,892**	28,407
Research and development costs		**(59,031)**	(63,408)	-	-
Sales, marketing and distribution costs		**(123,102)**	(165,722)	-	-
General and administration costs		**(106,119)**	(227,545)	**(913)**	(26,260)
Borrowing costs	4	**(11,793)**	(21,120)	**(10,542)**	(11,155)
Profit / (loss) from ordinary activities before income tax expense		**270,369**	(99,795)	**92,437**	(9,008)
Income tax credit / (expense)	5	**(95,650)**	(6,245)	**463**	8,007
Net profit / (loss) attributable to members of Aristocrat Leisure Limited	27	**174,719**	(106,040)	**92,900**	(1,001)
Net decrease in asset revaluation reserve	27	-	(725)	-	-
Net increase / (decrease) in foreign currency translation reserve	27	**29,612**	(78,200)	-	-
Realised exchange difference transferred from foreign currency translation reserve	27	**(28,447)**	-	-	-
Adjustment resulting from change in accounting policy for providing for employee benefits	27	-	(354)	-	-
Total revenue, expenses and valuation adjustments attributable to members of Aristocrat Leisure Limited recognised directly in equity		**1,165**	(79,279)	-	-
Total changes in equity attributable to the members of Aristocrat Leisure Limited other than those resulting from transactions with owners as owners		**175,884**	(185,319)	**92,900**	(1,001)
		Cents	Cents		
Basic earnings per share	39	**36.8**	(22.9)		
Diluted earnings per share	39	**35.4**	(22.9)		

The above statements of financial performance should be read in conjunction with the accompanying notes.

Statements of financial position

as at 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
CURRENT ASSETS					
Cash assets	7, 34	**285,973**	103,993	**3,489**	81
Receivables	8, 34	**226,148**	231,438	**47,563**	1,770
Inventories	9	**69,206**	78,640	**-**	-
Other financial assets	10, 34	**8,559**	8,184	**-**	-
Tax assets	11	**1,190**	9,399	**-**	268
Total current assets		**591,076**	431,654	**51,052**	2,119
NON-CURRENT ASSETS					
Receivables	12, 34	**51,370**	39,496	**456,376**	425,946
Inventories	13	**-**	262	**-**	-
Other financial assets	14, 34	**12,509**	13,664	**405**	405
Property, plant and equipment	15	**120,803**	109,496	**-**	-
Deferred tax assets	16	**65,699**	66,875	**30,149**	10,565
Intangible assets	17	**64,431**	70,640	**-**	-
Total non-current assets		**314,812**	300,433	**486,930**	436,916
Total assets		**905,888**	732,087	**537,982**	439,035
CURRENT LIABILITIES					
Payables	18, 34	**188,323**	199,240	**693**	1,095
Interest bearing liabilities	19, 34	**166,383**	1,375	**166,283**	-
Current tax liabilities	20	**59,762**	40,389	**33,204**	-
Provisions	21, 34	**22,064**	14,949	**-**	-
Other	22	**36,783**	34,162	**-**	-
Total current liabilities		**473,315**	290,115	**200,180**	1,095
NON-CURRENT LIABILITIES					
Interest bearing liabilities	23, 34	**-**	172,844	**-**	172,666
Provisions	24, 34	**17,310**	17,292	**-**	-
Other	25, 34	**41,073**	33,158	**-**	-
Total non-current liabilities		**58,383**	223,294	**-**	172,666
Total liabilities		**531,698**	513,409	**200,180**	173,761
Net assets		**374,190**	218,678	**337,802**	265,274
EQUITY					
Contributed equity	26	**278,571**	265,733	**278,571**	265,733
Reserves	27	**(40,479)**	(70,091)	**-**	-
Retained profits	27	**136,098**	23,036	**59,231**	(459)
Total equity		**374,190**	218,678	**337,802**	265,274

The above statements of financial position should be read in conjunction with the accompanying notes.

Statements of cash flows

for the year ended 31 December 2004

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Cash flows from operating activities					
Receipts from customers (inclusive of goods and services tax)		**1,239,990**	1,204,522	**-**	-
Payments to suppliers and employees (inclusive of goods and services tax)		**(936,446)**	(992,336)	**(912)**	-
		303,544	212,186	**(912)**	-
Interest received		**7,368**	5,352	**6,830**	10,435
Other revenue		**1,463**	1,677	**-**	-
Borrowing costs		**(9,997)**	(20,880)	**(8,797)**	(10,915)
Income taxes (paid) / received		**(52,340)**	6,053	**(306)**	(698)
Net cash inflow / (outflow) from operating activities	40	**250,038**	204,388	**(3,185)**	(1,178)
Cash flows from investing activities					
Payments for property, plant and equipment		**(49,957)**	(30,593)	**-**	-
Payments for patents and trademarks		**(258)**	-	**-**	-
Proceeds from sale of related party asset		**-**	1,874	**-**	1,874
Loans to related parties		**-**	-	**26,959**	23,078
Proceeds from sale of property, plant and equipment		**2,806**	6,913	**-**	-
Net cash inflow / (outflow) from investing activities		**(47,409)**	(21,806)	**26,959**	24,952
Cash flows from financing activities					
Proceeds from issues of shares		**19,899**	9,379	**19,899**	9,379
Payment for shares bought back		**(10,705)**	-	**(10,705)**	-
Repayment of borrowings		**(21,642)**	(176,389)	**-**	-
Proceeds from borrowings		**21,642**	65,100	**-**	-
Repayment of lease liabilities		**(1,453)**	(2,695)	**-**	-
Dividends paid	6	**(29,560)**	(33,143)	**(29,560)**	(33,143)
Net cash inflow / (outflow) from financing activities		**(21,819)**	(137,748)	**(20,366)**	(23,764)
Net increase in cash held		**180,810**	44,834	**3,408**	10
Cash at the beginning of the financial year		**103,993**	70,291	**81**	71
Effects of exchange rate changes on cash		**1,170**	(11,132)	**-**	-
Cash at the end of the financial year	7	**285,973**	103,993	**3,489**	81

	Notes
Financing arrangements	23
Non-cash financing and investing activities	32

The above statements of cash flows should be read in conjunction with the accompanying notes.

Note 1

Summary of significant accounting policies

This general purpose financial report has been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

It is prepared in accordance with the historical cost convention, except for certain assets which, as noted, are at valuation. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

Where necessary, comparative figures have been adjusted to enhance comparability.

(a) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all entities controlled by Aristocrat Leisure Limited (the 'Company' or 'parent entity') as at 31 December 2004 and the results of all controlled entities for the year then ended. Aristocrat Leisure Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity are eliminated in full. Outside equity interests in the results and equity of controlled entities are shown separately in the consolidated statement of financial performance and statement of financial position respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) Income tax

Tax effect accounting procedures are followed whereby the income tax expense in the statements of financial performance is based on the operating results before income tax adjusted for any permanent differences.

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account either as a provision for deferred income tax or an asset described as future income tax benefit at the rate of income tax applicable to the period in which the liability will become payable or the benefit will be received. Future income tax benefits relating to timing differences are not brought to account as an asset unless realisation of the benefit is assured beyond reasonable doubt.

A future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation.

Income tax is accounted for and presented in accordance with AASB 1020 *Accounting for Income Tax (Tax-effect Accounting)* issued in October 1989.

Tax consolidation legislation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision.

As a consequence, Aristocrat Leisure Limited, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under the proposed tax sharing and funding agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the proposed tax sharing and funding agreement are recognised as a component of income tax expense / (revenue).

The deferred tax balances recognised by the parent entity in relation to wholly-owned entities joining the tax consolidated group are measured based on their carrying amounts at the level of the tax consolidated group before the implementation of the tax consolidation regime.

(c) Foreign currency translation

(i) Transactions

Foreign currency transactions are initially translated into Australian currency at the rate of exchange at the date of the transaction. At balance date, amounts receivable and payable in foreign currencies are translated at the rates of exchange current at that date. Resulting exchange differences are recognised in determining the profit or loss for the year.

Note 1
Summary of significant accounting policies (continued)
(c) Foreign currency translation (continued)

(ii) *Specific commitments*
Hedging is undertaken in order to avoid or minimise possible adverse financial effects of movements in exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The net amounts receivable or payable under the hedging transaction are also recorded in the statement of financial position. Any gains or losses arising on the hedging transaction after the recognition of the hedged purchase or sale are included in the statement of financial performance.

In the case of hedges of monetary items, exchange gains or losses are brought to account in the financial year in which the exchange rates change. Gains or costs arising at the time of entering into such hedging transactions are brought to account in the statement of financial performance over the lives of the hedges.

When anticipated purchase or sale transactions have been hedged, actual purchases or sales which occur during the hedged period are accounted for as having been hedged until the amounts of those transactions are fully allocated against the hedged amounts.

If the hedging transaction is terminated prior to its maturity date and the hedged transaction is still expected to occur as designated, deferral of any gains and losses which arose prior to termination continues and those gains and losses are included in the measurement of the hedged transaction.

In these circumstances where a hedging transaction is terminated prior to maturity because the hedged transaction is no longer expected to occur as designated, any previously deferred gains and losses are recognised in the statement of financial performance on the date of termination.

If a hedge transaction relating to a commitment for the purchase or sale of goods or services is redesignated as a hedge of another specific commitment and the original transaction is still expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are deferred and included in the measurement of the original purchase or sale when it takes place. If the hedge transaction is redesignated as a hedge of another commitment because the original purchase or sale transaction is no longer expected to occur as designated, the gains and losses that arise on the hedge prior to its redesignation are recognised in the statement of financial performance at the date of the redesignation.

(iii) *Foreign controlled entity*
As foreign controlled entities are self-sustaining, their assets and liabilities are translated into Australian currency at rates of exchange current at balance date, while their revenues and expenses are translated at the average of rates ruling during the year. Exchange differences arising on translation, are taken to the foreign currency translation reserve.

The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the year of disposal.

(d) Acquisition of assets
The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price at the acquisition date, unless the notional price at which they could be placed in the market is a better indicator of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs and related employee termination benefits is recognised as at the date of acquisition of an entity or part thereof on the basis described in the accounting policy notes for restructuring costs (Note 1(v)) and employee benefits (Notes 1(t)).

Goodwill is brought to account on the basis described in Note 1(p)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing the recorded amounts of the non-monetary assets acquired to zero, a discount balance remains it is recognised as revenue in the statement of financial performance.

(e) Revenue recognition

(i) Platform / machine sales

Amounts disclosed as revenue are net of returns and trade allowances. Revenue is recognised when goods have been despatched to a customer pursuant to a sales order, the associated risks have passed to the carrier or customer, and it is probable that future economic benefits will flow to the company.

(ii) Participation revenue

Participation revenue is where the consolidated entity's owned machines are placed directly by the consolidated entity or indirectly through a licensed operator in venues in return for a fee per day which can either be fixed or performance based. The amount of revenue recognised is calculated by either i) multiplying a daily fee by the total number of days the machine has been operating on the venue floor in the reporting period or ii) an agreed fee based upon a percentage of turnover of participating machines.

(iii) Rental

Rental income from operating leases is recognised on a straight line basis over the term of the operating lease contract.

(iv) Value added customer agreements

Revenue arising from value added customer agreements (VACA) where gaming machines, games, conversions and other incidental items are licensed to customers for extended periods, is recognised on delivery in the case of gaming machines and software, and for other items including conversions, only as the long term goods or services are delivered. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(v) Value added service agreements

Revenue arising from value added service agreements (VASA) where gaming machines and games are licensed to customers for extended periods and the service fee is payable over the term of the contract for warranty conversions to ensure product performance on or at above agreed level, is recognised on delivery in the case of gaming machines and games, and over the term of the contract for the service fee provided for the warranty conversions. Where appropriate, receivables are discounted to present values at the relevant implicit interest rates.

(vi) Long-term contracts

Revenue on long-term contracts for systems and similar installations is recognised progressively over the period of individual contracts, wherever a reliable estimate can be made, using the percentage of completion method. Where a reliable estimate cannot be made, revenue is recognised to the extent of costs incurred, where it is probable that the costs will be recovered.

(vii) Service revenue

Service revenue is recognised as work is performed, other than for service agreements, where revenue is recognised progressively over the period of the service agreement.

(viii) Revenue in advance

Revenue derived from prepaid service contracts is apportioned on a pro-rata basis over the life of each respective agreement. Amounts received at balance date in respect of future periods are treated as revenue in advance and are included in current liabilities.

(f) Cash

For purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(g) Receivables

The collectability of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful debts is raised when doubt as to collection exists.

Note 1

Summary of significant accounting policies (continued)

(h) Deferred expenditure

Deferred expenditure represents finance fees that are deferred over the life of the convertible subordinated bonds (Note 19). The expense is amortised on a straight line basis over the period during which benefits are expected to arise.

(i) Inventories

(i) Raw materials and stores, work in progress and finished goods

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value using principally standard costs. Standard cost for work in progress and finished goods includes direct materials, direct labour and an appropriate proportion of fixed and variable production overheads. Standards are reviewed on a regular basis.

(ii) Contract work in progress

Contract work in progress is stated at cost less progress billings. Cost includes all costs directly related to specific contracts and an allocation of overhead expenses incurred in connection with the consolidated entity's contract operations. Where a loss is indicated on completion, the work in progress is reduced to the level of recoverability less progress billings.

(j) Recoverable amount of non-current assets

The recoverable amount of an asset is the net amount expected to be recovered through the net cash inflows arising from its continued use and subsequent disposal.

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. Where net cash inflows are derived from a group of assets working together, recoverable amount is determined on the basis of the relevant group of assets.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market-determined, risk adjusted discount rate. The discount rates used ranged from 11.0% – 14.2% (2003: 11.0% – 14.2%) depending upon the nature of the assets.

(k) Revaluations of non-current assets

Subsequent to initial recognition as assets, land and buildings are measured at fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction. Revaluations are made with sufficient regularity to ensure that the carrying amount of each piece of land and each building does not differ materially from its fair value at the reporting date. Annual assessments are made by the directors, supplemented by independent assessments at least every three years.

Revaluation increments are credited directly to the asset revaluation reserve, except that, to the extent that an increment reverses a revaluation decrement in the respect of that class of asset previously recognised as an expense in net profit and loss, the increment is recognised immediately in the statement of financial performance.

Revaluation decrements are recognised immediately as expenses in net profit or loss, except that, to the extent that a credit balance exists in the asset revaluation reserve in respect of the same class of assets, they are debited directly to the asset revaluation reserve.

Revaluation increments and decrements are offset against one another within a class of non-current assets.

Potential capital gains tax is not taken into account in determining revaluation amounts unless it is expected that a liability for such tax will eventuate.

Revaluations do not result in the carrying value of land or buildings exceeding their recoverable amount.

(l) Other financial assets – Investment securities

The consolidated entity maintains restricted investment securities, which consist principally of US Government securities in order to meet its obligations in Nevada and Native American jurisdictions in respect of progressive jackpots. These are investments which the consolidated entity has the ability and intent to hold until maturity. These investments are recorded at amortised cost, which approximates market value. Dividend and interest income are recognised in the period earned.

Note 1

Summary of significant accounting policies (continued)

(m) Depreciation of property, plant and equipment

Generally, depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

Category	Useful life
Buildings	31 – 40 years
Leasehold improvements	2 – 13.5 years
Plant and equipment	2 – 11 years

Major spares purchased specifically for particular plant are capitalised and depreciated on the same basis as the plant to which they relate.

(n) Leasehold improvements

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. Leasehold improvements held at reporting date are being amortised over periods up to 13.5 years.

(o) Leased non-current assets

Assets acquired under finance leases (including hire purchase agreements) are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at balance date are being amortised over periods ranging from 2 to 11 years.

The present value of future payments for surplus leased space under non-cancellable operating leases which are not onerous contracts is recognised as a liability, net of sub-leasing revenue, in the period in which it is determined that the lease space will be of no future benefit to the consolidated entity. The net future lease payments are discounted using the interest rates implicit in the leases. Each lease payment is allocated between the liability and finance charges.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(p) Intangible assets

(i) Goodwill

On acquisition of some, or all, of the assets in another entity or, in the case of an investment in a controlled entity, on acquisition of some, or all, of the equity of that controlled entity, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the cost of acquisition over the fair value of identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over the period during which benefits are expected to arise being up to 20 years.

(ii) Copyrights, patents, trademarks and licensing rights

Significant costs associated with copyrights, patents, trademarks and licensing rights are deferred and amortised on a straight line basis over the periods of their expected benefit, which vary from 3 to 5 years.

(q) Trade and other creditors

These amounts represent unsecured liabilities for goods and services provided to the consolidated entity and accrued employee benefits to the end of the financial year. The majority of these amounts are usually paid within 30 to 120 days.

(r) Interest bearing liabilities

Loans are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(s) Progressive jackpot liabilities

In certain jurisdictions in the United States, the consolidated entity is liable for progressive jackpots, which are paid as an initial amount followed by either an annuity paid out over 19 or 20 years after winning or a lump sum amount equal to the present value of the progressive component. Base jackpots are charged to cost of sales with the level of play expected based on statistical analysis. The progressive component increases at a rate based on the number of coins played. The possibility exists that a winning combination may be hit before the consolidated entity has fully accrued the base component amount at which time any unaccrued portion is expensed.

Note 1
Summary of significant accounting policies (continued)

(t) Employee benefits

(i) Wages and salaries, annual leave and superannuation contributions

Liabilities for wages and salaries, including non-monetary benefits, annual leave and superannuation contributions expected to be settled within 12 months of the reporting date are recognised in other creditors in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.

(ii) Long service leave

The liability for long service leave expected to be settled within 12 months of the reporting date is recognised in the provision for employee benefits and is measured in accordance with (i) above. The liability for long service leave expected to be settled more than 12 months from the reporting date is recognised in the provision for employee benefits and is measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Bonus plans

A liability for employee benefits in the form of bonus plans is recognised when there is no realistic alternative but to settle the liability and at least one of the following conditions is met:

- there are formal terms in the plan for determining the amount of the benefit
- the amounts to be paid are determined before the time of completion of the financial report, or
- past practice gives clear evidence of the amount of the obligation.

Liabilities for bonus plans are expected to be settled within 12 months and are measured at the amounts expected to be paid when they are settled.

(iv) Employee benefit on-costs

Employee benefit on-costs, including payroll tax, are recognised and included in employee benefit liabilities and costs when the employee benefits to which they relate are recognised as liabilities.

(v) Equity-based compensation benefits

Ownership-based remuneration is provided to employees via the Employee Share Option Plan (ESOP), the Performance Share Plan (PSP) and the General Employee Share Plan (GESP). Information relating to those schemes is set out in Notes 35 and 36.

No accounting entries are made in relation to the ESOP until options are exercised, at which time the amounts receivable from employees are recognised in the statements of financial position as share capital.

(vi) Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payments is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash flows, discounted using market yields at the reporting date on national government bond with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

(u) Warranties

Provision is made for the estimated liability on all products still under warranty at balance date. The amount of the provision is the estimated cash flows expected to be required to settle the warranty obligations, having regard to the service warranty experience and the risks of the warranty obligations. The provision is not discounted to its present value as the effect of discounting is not material.

Note 1

Summary of significant accounting policies (continued)

(v) Restructuring costs

Liabilities arising directly from undertaking a restructuring program, not in connection with the acquisition of an entity or operations, are recognised when a detailed plan of the restructuring activity has been developed, approved and implementation of the restructuring program as planned has commenced, by either entering into contracts to undertake restructuring activities or making a detailed announcement such that affected parties are in no doubt the restructuring program will proceed.

Liabilities for the cost of restructuring entities or operations acquired are recognised as at the date of acquisition of an entity, or part thereof, if the main features of the restructuring were planned and there was a demonstrable commitment to the restructuring at the acquisition date and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier.

The cost of restructurings provided for, other than related employee termination benefits, is the estimated cash flows, having regard to the risks of the restructuring activities, discounted using market yields at balance date on national government guaranteed bonds with terms to maturity and currency that match, as closely as possible, the expected future payments, where the effect of discounting is material.

Liabilities for employee termination benefits associated with restructurings are brought to account on the basis described in the accounting policy note for employee benefits (Note 1(t)(vi)). Liabilities for costs of restructurings and related employee termination benefits are disclosed in aggregate where the restructuring occurs as a consequence of an acquisition.

Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against the goodwill or discount on acquisition. The adjusted carrying amounts of goodwill or non-monetary assets are amortised or depreciated from the date of the reversal.

(w) Dividends

Provision is made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

(x) Borrowing costs

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short-term and long-term borrowings
- amortisation of ancillary costs incurred in connection with the arrangement of borrowings
- finance lease charges, and
- hire purchase charges.

(y) Derivative financial instruments

The consolidated entity enters into forward foreign exchange contracts (Note 34(c)).

The accounting for forward foreign exchange contracts is in accordance with Note 1(c)(ii).

(z) Earnings per share

(i) Basic earnings per share

Basic earnings per share is determined by dividing the net profit after income tax attributable to members of the parent entity by the weighted average number of ordinary shares outstanding during the financial period.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share by taking into account the after tax income effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(aa) Rounding of amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities & Investments Commission, relating to the 'rounding off' of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, to the nearest dollar.

Note 1

Summary of significant accounting policies (continued)

(ab) Research and development costs

Research and development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. At balance date, there were no deferred research and development costs.

(ac) Intellectual property rights

A controlled entity has entered into an agreement to purchase licences or intellectual property rights to certain technology relating to cashless gaming systems in the United States of America. These rights are capitalised and subsequently expensed as and when consumed.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 2				
Revenue				
Revenue from operating activities				
Sale of goods	**1,042,813**	885,829	**-**	-
Licence fees	**6,809**	14,340	**-**	-
Revenue from sale of goods	**1,049,622**	900,169	**-**	-
Revenue from services	**87,025**	81,115	**-**	-
	1,136,647	981,284	**-**	-
Revenue from outside the operating activities				
Interest	**7,368**	5,352	**6,830**	10,435
Dividends	**-**	-	**92,000**	16,000
Foreign currency translation gains	**607**	-	**3,157**	-
Sale of property, plant and equipment	**2,806**	6,913	**-**	-
Other revenue	**1,463**	1,677	**1,905**	1,972
	12,244	13,942	**103,892**	28,407
Revenue from ordinary activities	**1,148,891**	995,226	**103,892**	28,407

Note 3

Segment information

Primary reporting – geographical segments

2004	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	286,391	367,572	20,429	336,756	28,798	96,701	–	1,136,647
Inter-segment sales	140,013	–	–	–	–	–	(140,013)	–
Total sales revenue	426,404	367,572	20,429	336,756	28,798	96,701	(140,013)	1,136,647
Other revenue (excluding interest)	3,860	791	–	7	12	206	–	4,876
Total segment revenue (excluding interest)	430,264	368,363	20,429	336,763	28,810	96,907	(140,013)	1,141,523
Interest income								7,368
Total consolidated revenue								1,148,891
Segment result	205,798	7,623	3,424	49,382	1,191	13,439	(6,063)	274,794
Net interest								(4,425)
Profit / (loss) from ordinary activities before income tax expense								270,369
Income tax expense								(95,650)
Net profit / (loss)								174,719
Segment assets	701,043	59,946	18,651	120,668	8,809	20,512	(90,630)	838,999
Unallocated assets								66,889
Total assets								905,888
Segment liabilities	127,907	79,421	10,758	77,574	2,102	7,791	–	305,553
Unallocated liabilities								226,145
Total liabilities								531,698
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	14,754	36,911	282	1,344	168	471	(2,264)	51,666
Depreciation and amortisation expense	14,773	22,945	853	396	208	657	–	39,832
Other non-cash expenses	6,172	(1,530)	(276)	11,379	140	1,608	–	17,493
Segment contribution profit / (loss)	98,143	105,635	13,485	78,150	11,145	21,634	(53,398)	274,794

Note 3

Segment information (continued)

2003	Australia $'000	North America $'000	South America $'000	Japan $'000	New Zealand $'000	Other $'000	Inter-segment eliminations / unallocated $'000	Consolidated $'000
Sales to external customers	295,870	240,462	(20,558)	360,716	39,338	65,456	–	981,284
Inter-segment sales	92,854	–	–	–	–	–	(92,854)	–
Total sales revenue	388,724	240,462	(20,558)	360,716	39,338	65,456	(92,854)	981,284
Other revenue (excluding interest)	6,525	979	–	7	883	196	–	8,590
Total segment revenue (excluding interest)	395,249	241,441	(20,558)	360,723	40,221	65,652	(92,854)	989,874
Interest income								5,352
Total consolidated revenue								995,226
Segment result	(62,467)	(95,236)	(630)	56,086	848	12,896	4,476	(84,027)
Net interest								(15,768)
Profit / (loss) from ordinary activities before income tax expense								(99,795)
Income tax expense								(6,245)
Net profit / (loss)								(106,040)
Segment assets	489,936	38,316	31,053	151,874	7,818	22,067	(85,251)	655,813
Unallocated assets								76,274
Total assets								732,087
Segment liabilities	92,503	53,276	23,222	121,306	2,318	6,176	–	298,801
Unallocated liabilities								214,608
Total liabilities								513,409
Acquisition of property, plant and equipment, intangibles and other non-current segment assets	9,181	15,880	4,086	1,017	124	305	–	30,593
Depreciation and amortisation expense	17,670	25,054	–	1,233	260	458	–	44,675
Other non-cash expenses	19,395	128,157	3,588	3,041	69	574	–	154,824
Segment contribution profit / (loss)	83,537	(24,196)	(53,221)	87,748	14,900	17,568	(210,363)	(84,027)

Note 3
Segment information (continued)

Secondary reporting – business segments

The activities of the entities in the consolidated entity are predominantly within a single business which is the development, manufacture, sale, distribution and service of gaming machines and systems.

Notes to and forming part of the segment information

(a) Accounting policies

Segment information is prepared in conformity with the accounting policies of the entity as disclosed in Note 1 and AASB 1005 *Segment Reporting*.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and other intangible assets, net of related provisions. While most of these assets can be directly attributable to individual segments, the carrying amounts of certain assets used jointly by segments are allocated based on reasonable estimates of usage. Segment liabilities consist primarily of trade and other creditors, employee benefits and provision for service warranties. Segment assets and liabilities do not include income taxes.

(b) Inter-segment transfers

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an 'arm's length' basis and are eliminated on consolidation.

Gross margins are measured as revenues less cost of goods sold, being labour and related on-costs as well as direct material costs, as a percentage of revenues.

(c) Segment contribution profit / (loss)

For each of the regions, segment contribution profit / (loss) represents segment results before charges for licence fees, R&D expenditure, amortisation, corporate expenses, international service recharges, advanced pricing agreements and write down of intangibles and other non-trading assets. The total amount of these items is included in the unallocated category.

(d) Head office expenses

Head office expenses are included in the segment result as they are allocated and charged out to each of the segments.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 4				
Profit / (loss) from ordinary activities				
Net gains and expenses				
Profit / (loss) from ordinary activities before income tax expense includes the following specific expenses:				
Gains				
Foreign exchange gains and losses				
– Net foreign exchange gains / (losses)	**607**	(2,222)	**3,157**	(24,614)
Expenses				
Depreciation and amortisation of property, plant and equipment				
– Buildings	**639**	965	**-**	–
– Plant and equipment	**32,784**	27,865	**-**	–
– Leasehold improvements	**1,424**	1,544	**-**	–
Total depreciation and amortisation of property, plant and equipment	**34,847**	30,374	**-**	–
Amortisation of intangibles				
– Goodwill	**4,208**	12,680	**-**	–
– Copyright, patents, trademarks and licensing rights	**777**	1,621	**-**	–
Total amortisation of intangibles	**4,985**	14,301	**-**	–
Total depreciation and amortisation	**39,832**	44,675	**-**	–
Other charges against assets				
– Bad and doubtful debts – trade debtors	**(2,540)**	15,250	**-**	–
– Write down of inventories to net realisable value	**16,568**	40,268	**-**	–
– Write down of intellectual property rights to recoverable amount	**-**	7,405	**-**	–
– Write down of intangible assets to recoverable amount	**-**	86,300	**-**	–
– Net decrement from revaluation of non-current assets	**-**	5,366	**-**	–
Borrowing costs	**11,793**	21,120	**10,542**	11,155
Net loss on disposal of property, plant and equipment	**659**	705	**-**	–
Contractual amendments	**-**	10,910	**-**	–
Redundancy costs	**6,397**	6,096	**-**	–
Legal costs	**16,735**	18,164	**-**	–
Rental expense relating to operating leases				
– Minimum lease payments	**10,747**	14,425	**-**	–
Total rental expense relating to operating leases	**10,747**	14,425	**-**	–

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Note 5				
Income tax				
The income tax expense for the financial year differs from the amount calculated on the profit / (loss). The differences are reconciled as follows:				
Profit / (loss) from ordinary activities before income tax expense	**270,369**	(99,795)	**92,437**	(9,008)
Income tax calculated at 30%	**81,111**	(29,939)	**27,731**	(2,702)
Tax effect of permanent differences				
– Non deductible amortisation	**1,322**	4,053	**-**	-
– Rebateable dividends	**-**	–	**(27,600)**	(4,800)
– Non deductible write down of land and buildings	**-**	990	**-**	–
– Non deductible write down of intangibles	**-**	26,692	**-**	–
– Withholding tax on subsidiary dividend	**-**	4,800	**-**	-
– Other items	**1,570**	1,520	**(535)**	(477)
– Research and development claim	**(2,398)**	(2,870)	**-**	–
Income tax adjusted for permanent differences	**81,605**	5,246	**(404)**	(7,979)
Effects of higher rates of tax on overseas income	**8,342**	8,984	**-**	–
Under / (over) provision in prior year	**5,703**	(7,985)	**(59)**	(28)
Income tax expense / (credit) attributable to profit / (loss) from ordinary activities before impact of tax consolidation	**95,650**	6,245	**(463)**	(8,007)
Profit from ordinary activities before income tax expense – tax consolidated group (excluding parent entity)			**216,307**	
Income tax calculated at 30%			**64,892**	
Tax effect of permanent differences				
– Non deductible depreciation and amortisation			**(9)**	
– Other items			**(287)**	
Income tax adjusted for permanent differences			**64,596**	
Benefit of tax losses of prior years recouped			**-**	
Income tax expense – tax consolidated group (excluding parent entity)			**64,596**	
			64,133	
Compensation received from tax consolidated group entities			**(64,596)**	
Income tax expense / (credit) attributable to profit / (loss) from ordinary activities	**95,650**	6,245	**(463)**	(8,007)

Note 5

Income tax (continued)

Tax consolidation

Aristocrat Leisure Limited and its wholly-owned Australian controlled entities have decided to implement the tax consolidation legislation as of 1 January 2004. The Australian Taxation Office has not yet been notified of this decision. The accounting policy on implementation of the legislation is set out in Note 1(b). The impact on the income tax expense for the year is disclosed in the tax reconciliation above.

The wholly-owned entities have been fully compensated for any deferred tax assets transferred to Aristocrat Leisure Limited. No deferred tax liabilities existed on balance date in the Aristocrat Leisure Limited tax consolidated group.

The entities are to enter into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities will reimburse Aristocrat Leisure Limited for any current income tax payable and increases / (decreases) in timing differences (where applicable) by Aristocrat Leisure Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and have therefore been recognised as a current tax-related receivable by Aristocrat Leisure Limited (Note 8). In the opinion of the directors, the tax sharing and funding agreement once signed will also be a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Aristocrat Leisure Limited.

	Parent entity	
	2004	2003
	$'000	$'000
Note 6		
Dividends		
Ordinary shares		
Interim dividend		
- 2004 – 4.0 cents, unfranked, per fully paid share paid on 22 September 2004	**19,098**	–
- 2003 – 3.0 cents, 100% franked on tax paid at 30%, per fully paid share paid on 9 September 2003	**–**	13,819
Final dividend		
- 2003 – 3.0 cents, 40% franked on tax paid at 30%, per fully paid share paid on 24 March 2004	**14,112**	–
- 2002 – 6.5 cents, 100% franked on tax paid at 30%, per fully paid share paid on 18 March 2003	**–**	29,658
Total dividends provided for or paid	**33,210**	43,477
Dividends provided for and paid were satisfied as follows:		
Paid in cash	**29,560**	33,143
Satisfied by issue of shares under the Dividend Reinvestment Plan	**3,650**	10,334
	33,210	43,477
Dividends not recognised at the end of the period		
Since the end of the year the directors have recommended the payment of a final dividend of 4.0 cents (2003 – 3.0 cents) per fully paid ordinary share, unfranked (2003: partially franked to 1.2 cents). The aggregate amount of the proposed final dividend expected to be paid on 23 March 2005 out of retained profits at 31 December 2004, but not recognised as a liability at the end of the year is:	**19,084**	14,100
Franked dividends		
Estimated franking credits expected to be available for subsequent financial years based on a tax rate of 30% (2003: 30%)	**38,790**	2,906

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability,

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date, and

(c) franking credits that may be prevented from being distributed in subsequent financial years.

Dividend Reinvestment Plan

The directors have determined that the Aristocrat Leisure Limited Dividend Reinvestment Plan will not operate in respect of the 2004 final dividend.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 7					
Current assets – Cash assets					
Cash at bank and on hand		**55,067**	103,993	**3,489**	81
Deposits at call		**230,906**	–	**–**	–
	34	**285,973**	103,993	**3,489**	81

The deposits at call are bearing annual floating interest rates of between 2.0% and 7.35%.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 8					
Current assets – Receivables					
Trade debtors*		**225,011**	237,690	**–**	–
Less: Provision for doubtful debts		**9,927**	14,454	**–**	–
		215,084	223,236	**–**	–
Deferred expenditure*		**1,770**	1,771	**1,770**	1,770
Tax related amounts receivable from wholly-owned entities**		**–**	–	**45,793**	–
Other debtors and prepayments*		**9,294**	6,431	**–**	–
		226,148	231,438	**47,563**	1,770

** Refer to Note 12 for the non-current portions of these receivables.*
*** Refer to Note 5 for the details about tax sharing and compensation arrangements.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 9					
Current assets – Inventories					
Raw materials and stores – at cost		**58,923**	77,869	**–**	–
Less: Provision for obsolescence		**23,553**	39,947	**–**	–
		35,370	37,922	**–**	–
Work in progress		**697**	806	**–**	–
Finished goods – at cost		**25,333**	39,463	**–**	–
Less: Provision for obsolescence		**10,739**	6,810	**–**	–
		14,594	32,653	**–**	–
Contract work in progress		**965**	535	**–**	–
Inventory in transit – at cost		**17,580**	6,724	**–**	–
		69,206	78,640	**–**	–

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Aggregate carrying amount of inventories					
Current – as above		**69,206**	78,640	**–**	–
Non-current	13	**–**	262	**–**	–
		69,206	78,902	**–**	–

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 10					
Current assets – Other financial assets					
Investment securities*	1(l)	**6,956**	7,912	**–**	–
Intellectual property rights		**1,603**	272	**–**	–
		8,559	8,184	**–**	–

** Refer to Note 14 for the non-current portions of these other financial assets.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 11					
Current assets – Tax assets					
Income tax receivable		**1,190**	9,399	**–**	268
Note 12					
Non-current assets – Receivables					
Trade debtors*		**47,905**	33,327	**–**	–
Receivable from other controlled entities		**–**	–	**455,597**	423,018
Deferred expenditure*		**779**	2,550	**779**	2,550
Other debtors and prepayments*		**2,686**	3,619	**–**	378
		51,370	39,496	**456,376**	425,946

** Refer to Note 8 for the current portions of these receivables.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 13					
Non-current assets – Inventories					
Raw materials and stores – at cost		**630**	1,542	**–**	–
Less: Provision for obsolescence		**630**	1,280	**–**	–
		–	262	**–**	–

Refer to Note 9 for the current portions of these inventories.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 14					
Non-current assets – Other financial assets					
Investment securities*	1(l)	**12,509**	13,664	**–**	–
Shares in unlisted controlled entities		**–**	–	**405**	405
		12,509	13,664	**405**	405

** Refer to Note 10 for the current portions of these other financial assets.*

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000

Note 15

Non-current assets – Property, plant and equipment

Land and buildings				
Land and buildings – at fair value	**41,324**	42,744	**–**	–
Leasehold improvements – at cost	**13,388**	14,132	**–**	–
Less: Accumulated amortisation	**5,660**	5,109	**–**	–
	7,728	9,023	**–**	–
Total land and buildings	**49,052**	51,767	**–**	–
Plant and equipment				
Plant and equipment owned – at cost	**158,812**	156,173	**–**	–
Less: Accumulated depreciation	**87,061**	99,906	**–**	–
	71,751	56,267	**–**	–
Plant and equipment owned under finance lease – at cost	**–**	2,105	**–**	–
Less: Accumulated depreciation	**–**	643	**–**	–
	–	1,462	**–**	–
Total plant and equipment	**71,751**	57,729	**–**	–
	120,803	109,496	**–**	–

Valuations of land and buildings

The basis of valuation of land and buildings is fair value being the amounts for which the assets could be exchanged between willing parties in an arm's length transaction, based on current prices in an active market for similar properties in the same condition and location. The current year's valuation was determined by directors, taking into account the prior year independent valuation, additions and disposals during the year, depreciation of buildings during the year and market movements. The December 2003 valuations for the Australian based properties at Rosebery NSW, were based on independent assessments made by a certified practising valuer, Mr R Horton (Fellow of the Australian Property Institute), of AON Valuation Services. The 2003 valuation for US based properties in Nevada was based on an independent 'opinion of value' carried out by Colliers International.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Land and buildings $'000	Leasehold improvements $'000	Plant and equipment $'000	Leased plant and equipment $'000	Total $'000
Consolidated					
Carrying amount at 1 January 2004	42,744	9,023	56,267	1,462	109,496
Additions	21	459	49,638	–	50,118
Disposals	(431)	(171)	(2,846)	(17)	(3,465)
Depreciation/amortisation expense	(639)	(1,424)	(32,671)	(113)	(34,847)
Foreign currency exchange differences	(371)	(159)	31	–	(499)
Transfers*	–	–	1,332	(1,332)	–
Carrying amount at 31 December 2004	41,324	7,728	71,751	–	120,803

* *Transfers represent items of plant and equipment acquired under lease agreements that have been retained at the end of the lease period.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 16					
Non-current assets – Deferred tax assets					
Future income tax benefit		**65,699**	66,875	**30,149**	10,565

Of the amount shown as a future income tax benefit, $Nil (2003: $11,742,000) is attributable to tax losses.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 17					
Non-current assets – Intangible assets					
Goodwill		**69,640**	109,325	–	–
Less: Accumulated amortisation		**5,983**	38,685	–	–
		63,657	70,640	–	–
Copyrights, patents, trademarks and licensing rights		**1,652**	2,608	–	–
Less: Accumulated amortisation		**878**	2,608	–	–
		774	–	–	–
		64,431	70,640	–	–

Goodwill is reviewed every year for impairment and where necessary adjusted to reflect the amount and timing of expected future benefits. During the financial year ended 2003 a write down of $86.3 million was recorded against goodwill arising from the acquisition in June 2001 of Casino Data Systems ('CDS').

The balance of the movement in goodwill arises from foreign exchange and amortisation.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 18					
Current liabilities – Payables					
Trade creditors		**57,851**	98,560	–	–
Other creditors		**130,472**	100,680	**693**	1,095
	1(q)	**188,323**	199,240	**693**	1,095
Note 19					
Current liabilities – Interest bearing liabilities					
Secured					
Hire purchase liabilities*	31	–	1,275	–	–
Loans		**100**	100	–	–
		100	1,375	–	–
Unsecured					
Convertible subordinated bonds*		**166,283**	–	**166,283**	–
		166,383	1,375	**166,283**	–

** Refer to Note 23 for the non-current portions of these interest bearing liabilities.*

Convertible subordinated bonds

The Company issued US$130 million of 5% convertible subordinated bonds due 2006 on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed.

The indenture permits the Company to call the convertible bonds for redemption after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price. Consistent with its view of the parties' agreement, the Company called the convertible bonds for the redemption and issued a notice of redemption to the bondholders dated 20 December 2004. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds.

For further information refer to Note 28.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000

Note 19

Current liabilities – Interest bearing liabilities (continued)

The bonds are presented in the statement of financial position as follows:

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Current liability		**166,283**	–	**166,283**	–
Non-current liability		**–**	172,666	**–**	172,666
Face value of bonds issued		**166,283**	172,666	**166,283**	172,666

Note 20

Current liabilities – Tax liabilities

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Provision for taxation		**59,762**	40,389	**33,204**	–

Note 21

Current liabilities – Provisions

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Employee benefits*	35	**7,221**	7,226	**-**	–
Progressive jackpot liabilities*	1(s)	**11,759**	5,247	**-**	–
Warranties	1(u)	**3,084**	2,476	**-**	–
		22,064	14,949	**-**	–

** Refer to Note 24 for the non-current portions of these provisions.*

Movements in provisions

Movements in each class of provision during the financial year, other than employee benefits, are set out below:

	Progressive jackpot liabilities $'000	Warranties $'000	Total $'000
Consolidated – Current and non-current			
Carrying amount at 1 January 2004	17,496	2,476	19,972
Payments	(4,553)	–	(4,553)
Net additional provisions recognised	11,279	608	11,887
Carrying amount at 31 December 2004	24,222	3,084	27,306

Note 22

Current liabilities – Other

	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Deferred revenue*	**36,783**	34,162	**-**	–

** Refer to Note 25 for the non-current portions of these other liabilities.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 23					
Non-current liabilities – Interest bearing liabilities					
Secured					
Hire purchase liabilities*	31	–	178	–	–
Unsecured					
Convertible subordinated bonds*		–	172,666	–	172,666
Total unsecured non-current interest bearing liabilities		–	172,666	–	172,666
Total non-current interest bearing liabilities		–	172,844	–	172,666
Secured liabilities					
Total secured liabilities (current and non-current) are:					
Loans		**100**	100	–	–
Hire purchase liabilities		–	1,453	–	–
Total secured liabilities		**100**	1,553	–	–

** Refer to Note 19 for the current portions of these interest bearing liabilities.*

Assets pledged as security

The bank loans and overdraft facility are secured by a mortgage over the consolidated entity's freehold land and buildings, the current market value of which exceeds the value of the mortgage and a floating charge over the consolidated entity's assets, the current market value of which exceeds the value of the bank facilities available.

Financing arrangements

Unrestricted access was available at balance date to the following lines of credit:

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Credit standby arrangements					
Total facilities					
– Bank overdrafts	(i)	**5,000**	5,000	–	–
– Bank loans	(ii)	**102,000**	132,637	–	–
– Other facilities	(iii)	**19,787**	19,750	–	–
		126,787	157,387	–	–
Used at balance date					
– Bank overdrafts		–	–	–	–
– Bank loans		**100**	100	–	–
– Other facilities		–	1,453	–	–
		100	1,553	–	–
Unused at balance date					
– Bank overdrafts		**5,000**	5,000	–	–
– Bank loans		**101,900**	132,537	–	–
– Other facilities		**19,787**	18,297	–	–
		126,687	155,834	–	–

(i) The bank overdraft facility is subject to annual review.
(ii) The bank loan facilities terminate during the period 30 April 2005 to 30 April 2006 and may be continued subject to the Bank's approval.
(iii) Other facilities relate to the Japanese note issuance facilities which are subject to annual review.

The applicable weighted average interest rates are shown in Note 34.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 24					
Non-current liabilities – Provisions					
Employee benefits*	35	**4,847**	5,043	–	–
Progressive jackpot liabilities*	1(s)	**12,463**	12,249	–	–
		17,310	17,292	–	–

** Refer to Note 21 for the current portions of these provisions.*

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 25					
Non-current liabilities – Other					
Unsecured					
Deferred revenue*		**34,519**	27,791	**–**	–
Other		**6,554**	5,367	**–**	–
		41,073	33,158	**–**	–

** Refer to Note 22 for the current portions of these other liabilities.*

	Notes	Parent entity 2004 Shares	Parent entity 2003 Shares	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 26					
Contributed equity					
Ordinary shares, fully paid		**476,898,378**	470,226,484	**278,571**	265,733
Movements in ordinary share capital					
Ordinary shares at the beginning of the financial year	(a)	**470,226,484**	456,270,939	**265,733**	246,020
Shares issued	(b)	**3,853,124**	5,836,040	**10,461**	8,828
Shares bought back on-market and cancelled	(c)	**(1,384,461)**	–	**(10,711)**	–
Aristocrat Employee Share Option Plan issues	(d)	**2,357,502**	429,666	**9,438**	551
General Employee Share Plan issues	(e)	**502,593**	1,181,799	**–**	–
Dividend Reinvestment Plan	(f)	**1,343,136**	6,508,040	**3,650**	10,334
Ordinary shares at the end of the financial year		**476,898,378**	470,226,484	**278,571**	265,733

(a) Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the winding up of the Company in proportion to the number of and amounts paid on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote.

(b) Shares issued

Shares issued during the financial year were for the underwriting of the final dividend paid on 24 March 2004 (2003: shares issued for the underwriting of the interim dividend paid on 9 September 2003).

(c) Shares bought back on-market

Between October and December 2004, the Company purchased and cancelled 1,384,461 (0.3%) shares via an on-market share buy back. The shares were acquired at an average price of $7.74 per share, with prices ranging from $7.08 to $8.60. The total cost of $10,710,670, including $55,866 of transaction costs, has been deducted from shareholder equity.

(d) Share options

Information relating to option plans, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the financial year are set out in Note 35.

(e) General Employee Share Plan

Information concerning the General Employee Share Plan is set out in Note 35.

(f) Dividend Reinvestment Plan

At the May 2002 Annual General Meeting, shareholders adopted the Aristocrat Dividend Reinvestment Plan. The Plan allows shareholders to reinvest their dividends in new shares issued by the Company. The issue price for such shares is between 95% and 100% (as determined by the directors) of the weighted average market price of the shares over the five business days up to and including the dividend record date. The directors determine at the time of the declaration of each dividend whether the Plan will apply to that dividend. The Dividend Reinvestment Plan did not apply to the 2004 interim dividend and will not apply to the 2004 full year dividend.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000

Note 27
Reserves and retained profits

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
(a) Reserves					
Asset revaluation reserve	(i)	**–**	–	**–**	–
Foreign currency translation reserve	(ii)	**(40,586)**	(70,198)	**–**	–
Capital profits reserve	(iii)	**107**	107	**–**	–
		(40,479)	(70,091)	**–**	–

Nature and purpose of reserves

(i) Asset revaluation reserve

The asset revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in Note 1(k). Any balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii) Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation. Refer to Note 1(c)(ii). During the 2003 financial year, $71.9 million of the net exchange difference on translation of foreign controlled entities related to the impairment of the CDS goodwill (Note 17).

(iii) Capital profits reserve

Upon disposal of revalued assets, any related revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve.

Movements

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
(i) Asset revaluation reserve					
Asset revaluation reserve at the beginning of the financial year		**–**	725	**–**	–
Decrement on revaluation of freehold land and buildings during the year		**–**	(725)	**–**	–
Asset revaluation reserve at the end of the financial year		**–**	–	**–**	–
(ii) Foreign currency translation reserve					
Foreign currency translation reserve at the beginning of the financial year		**(70,198)**	8,002	**–**	–
Realised exchange difference transferred to retained profits	(b)(iii)	**28,447**	–	**–**	–
Net exchange differences on translation of foreign controlled entities, net investment in foreign operations and related hedges		**1,165**	(78,200)	**–**	–
Foreign currency translation reserve at the end of the financial year		**(40,586)**	(70,198)	**–**	–
(b) Retained profits					
Retained profits at the beginning of the financial year		**23,036**	143,207	**(459)**	14,319
Adjustment resulting from change in accounting policy for providing for dividends	(i)	**–**	29,700	**–**	29,700
Adjustment resulting from change in accounting policy for providing for employee benefits	(ii)	**–**	(354)	**–**	–
Realised exchange difference transferred from foreign currency translation reserve	(iii)	**(28,447)**	–	**–**	–
Net profit / (loss) attributable to members of Aristocrat Leisure Limited		**174,719**	(106,040)	**92,900**	(1,001)
Dividends provided for or paid	6	**(33,210)**	(43,477)	**(33,210)**	(43,477)
Retained profits at the end of the financial year		**136,098**	23,036	**59,231**	(459)

Note 27

Reserves and retained profits (continued)

(i) *Adjustment in the 2003 financial year resulting from the change in accounting policy for the provision of dividends*
On adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*, an adjustment was made against retained profits representing the reversal of the provision of dividends as at 31 December 2002.

(ii) *Adjustment in 2003 financial year resulting from the change in accounting policy for providing for employee benefits*
On adoption of AASB 1028 *Employee Benefits*, an adjustment was made against retained profits representing the increase in provision of employee benefits due to the use of remuneration rates expected to be paid when the liability is settled as opposed to current remuneration rates.

(iii) *Realised exchange difference transferred from foreign currency translation reserve*
During the financial year ended 2004, settlement occurred on long-term loans that formed part of the net investment in self-sustaining foreign operations. As per the foreign currency translation policy (Note 1(c)(iii)), the proportionate share of related exchange differences historically accumulated on these loans has been transferred to retained profits.

Note 28

Contingent liabilities

The parent entity and consolidated entity has contingent liabilities at 31 December 2004 in respect of:

(i) A contingent liability exists in relation to a guarantee given by the Company in respect of loans, advances, hire purchase and leasing facilities extended to a controlled entity, Aristocrat Technologies Australia Pty Ltd.

(ii) Group proceedings against the Company are continuing in the Federal Court of Australia. The proceedings, commenced on behalf of shareholders who acquired shares in the period 20 September 2002 to 26 May 2003, relate to the parent entity's disclosure of information relating to its financial performance during that period. The group seeks unspecified damages, declarations, interest and costs. The proceedings are being defended. Although solicitors acting on behalf of group members assert losses in excess of $115 million, as at the date of this report, it is not possible to quantify the amount of the claim or comment on the likely outcome of the proceedings.

(iii) The Company issued US$130 million of 5% convertible subordinated bonds due 2006 on 31 May 2001 and 7 June 2001. The bonds mature on 31 May 2006 and at the time issued, such bonds were convertible into 31,614,786 ordinary shares between 29 August 2001 and 16 May 2006, unless previously redeemed. The indenture contained an error in the stated exchange rate, specifically a transposition of $A0.514 = $US1.00 instead of $US0.514 = A$1.00. The indenture permits the Company to call the convertible bonds for redemption after the Company's shares have traded for a period of more than 20 trading days during a period of 30 consecutive trading days at a price exceeding 140% of the conversion price. At the proper exchange rate this condition was met on 22 November 2004. Consistent with its view of the parties' agreement, the Company called the convertible bonds for redemption and issued a notice of redemption to the bondholders dated 20 December 2004. Such notice of redemption stated that the bonds would be redeemed 45 days after the correction of the exchange rate error. In the Company's view, the call for redemption terminated the bondholders' rights to convert the bonds. The Company on 20 December 2004 also commenced legal action in the United States District Court for the Southern District of New York, seeking a declaration from the Court that (1) the exchange rate error should be corrected and the indenture reformed to reflect the intended rate; and (2) the call for redemption of the bonds terminated the rights of bondholders to convert. A number of bondholders have disputed the Company's position that their conversion rights terminated as of 20 December 2004 and have sought to intervene in the court action initiated by the Company. They have also sought leave to file conditional counterclaims against the Company, principally on the asserted ground that the purported effect of the Company's immediate redemption right to terminate conversion rights was not adequately disclosed in the offering memorandum for the bonds. As of the date of this report, it is not possible to comment on the likely outcome of these proceedings.

(iv) Under the terms of currently held service contracts, termination benefits may be required to be paid by the Company or a controlled entity to senior executives, at the option of the individual parties to the agreements depending on individual circumstances. The amounts, which may be paid, depend upon the specific circumstances in which termination occurs.

(v) The Company and its controlled entities have a contingent liability at 31 December 2004 of $380,486 (2003: $380,486) in respect of a guarantee facility provided by Commonwealth Bank of Australia.

(vi) Under the terms of severance agreements with a former executive director, a controlled entity is obliged to fund certain costs of a motor vehicle provided to the former executive director for an indefinite period. The estimated annual cost of providing the motor vehicle and associated benefits amounts to $60,655 (2003: $42,994).

(vii) A number of controlled entities within the consolidated entity are parties to civil actions. Based on legal advice, the Directors are of the opinion that no material loss will arise as a result of these actions.

Note 28

Contingent liabilities (continued)

(viii) Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee which has been lodged with and approved by the Australian Securities & Investments Commission as discussed in Note 41.

(ix) A controlled entity has entered into an agreement to licence technology relating to cashless gaming systems in the United States. The total royalties payable by the controlled entity under the agreement are subject to annual review. The controlled entity expects to pay annual royalties of up to $13,500,000.

(x) A controlled entity has entered an agreement solely in the United States, to licence certain specified patents for the life of the patents. The total fees receivable under the agreement are subject to annual review. The controlled entity expects to receive annual licence fees of up to $7,000,000.

(xi) A complaint was served in February 2004 on Aristocrat Leisure Limited, Aristocrat Technologies Australia Pty Ltd and Aristocrat Technologies Inc. ('Aristocrat') on behalf of a US based individual. In March 2004 the individual passed away and the administrator for his estate has been substituted as the plaintiff. In February 2005, Aristocrat Leisure Limited was dismissed from the case. The plaintiff is seeking unspecified compensation and damages against Aristocrat and third party defendants in the gaming industry. The plaintiff alleges, amongst other things, that Aristocrat's Hyperlink progressive jackpot gaming machines infringe a US patent. Another party has made claim to ownership of the patents being asserted. The proceedings are being defended. At the date of this report it is not possible to determine the likely outcome of these proceedings.

Note 29

Events occurring after reporting date

There has not arisen in the interval between the end of the financial year and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity, in future financial years.

Note 30

Impact of adopting AASB equivalent to International Financial Reporting Standards

The Australian Accounting Standards Board ('AASB') is adopting International Financial Reporting Standards ('IFRS') for application to reporting periods beginning on or after 1 January 2005. The adoption of IFRS and their related pronouncements will be first reflected in the Company and consolidated entity's financial statements for the half year ending 30 June 2005 and the year ending 31 December 2005. The transitional rules for the first time adoption of IFRS require that entities restate their comparative financial statements using all equivalents of IFRS. Most adjustments on transition to IFRS will be made retrospectively against opening retained earnings on 1 January 2004.

The Company and consolidated entity's project team established to manage the transition to IFRS has allocated internal resources and engaged external expert consultants to perform diagnostics and conduct impact assessments identifying the key areas that will be impacted by the transition to IFRS. As the Company and consolidated entity have a December year end, priority has been given to the preparation of an opening balance sheet in accordance with the AASB equivalents to IFRS as at 1 January 2004.

At this stage the Company and consolidated entity have not been able to reliably quantify the impacts on the financial report. The following key changes in accounting policies have been identified as potentially significant for the Company and/or consolidated entity:

Key area:	Change to accounting policy:	Estimated impact:
Intangibles – Goodwill	Under AASB 3 *Business Combinations*, amortisation of goodwill will be prohibited, and will be replaced by an annual impairment test focusing on the cash flows of the relevant cash generating unit. This will result in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period during which the benefits are expected to arise being up to 20 years.	Impact on retained earnings at 1 January 2004 Elimination of goodwill amortisation will reduce expenses and increase earnings Volatility in results in the event of an impairment of goodwill

Note 30

Impact of adopting AASB equivalent to International Financial Reporting Standards (continued)

Key area:	Change to accounting policy:	Estimated impact:
Intangibles - Other	AASB 138 *Intangibles* requires an intangible asset arising from development (or from the development phase of an internal project) to be recognised if, and only if, certain criteria are met (those criteria relate to the technical and commercial feasibility of completing the project). This will result in a change to the current accounting policy under which development expenditure is expensed as incurred except to the extent that its recoverability is assured beyond reasonable doubt, in which case it is deferred. To date the Company and consolidated entity have no deferred development costs.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Share-based payments	Under AASB 2 *Share-based Payment*, equity based compensation to employees will be recognised as an expense in respect of the services received. The Company and consolidated entity will recognise an expense for all share-based remuneration, including shares under the General Employee Share Plan (GESP), Performance Share Plan (PSP) and the Employee Share Option Plan (ESOP), and will amortise those expenses over the relevant vesting periods. This will result in a change from the current accounting policy under which no expense is recognised for equity based compensation.	Initial impact on retained earnings at 1 January 2004 Higher expenses
Taxation	Under AASB 112 *Income Taxes*, income tax will be calculated on the 'balance sheet liability method' replacing the current 'income statement approach'. The new method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability and its tax base.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.
Financial instruments	Under AASB 139 *Financial Instruments: Recognition and Measurement*, financial instruments will be required to be classified into one of four categories which will, in turn, determine the accounting treatment of the item. In addition, foreign exchange contracts held for hedging purposes will be accounted for as cash flow hedges, where certain criteria are met, with changes in the fair value of those contracts recognised directly in equity until the hedged transaction occurs.	At this time, the Company and consolidated entity are finalising the process of quantifying the impact of adoption of this standard. Until complete, it is not possible to determine whether the impact of this standard will be significant.

The above should not be regarded as a complete list of changes in accounting policies that will result from the transition to IFRS. For this reason it is not possible to quantify the impact of the transition to IFRS on the Company and consolidated entity's financial position and reported results.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 31					
Commitments for expenditure					
Capital commitments					
Capital equipment and other commitments contracted for manufacturing plant at the balance date but not recognised as liabilities, payable:					
Within one year		**4,248**	164	**–**	–
		4,248	164	**–**	–
Lease commitments					
Operating leases					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		**10,425**	9,024	**–**	–
Later than one year but not later than 5 years		**21,338**	24,254	**–**	–
Later than 5 years		**11,429**	14,690	**–**	–
Commitments not recognised in the financial statements		**43,192**	47,968	**–**	–
Hire purchase liabilities					
Commitments in relation to hire purchase are payable as follows:					
Within one year		**–**	1,353	**–**	–
Later than one year but not later than 5 years		**–**	208	**–**	–
Minimum hire purchase payments		**–**	1,561	**–**	–
Less: Future finance charges		**–**	108	**–**	–
Recognised as a liability		**–**	1,453	**–**	–
Total hire purchase liabilities		**–**	1,453	**–**	–
Representing hire purchase liabilities:					
Current	19	**–**	1,275	**–**	–
Non-current	23	**–**	178	**–**	–
		–	1,453	**–**	–
Note 32					
Non-cash financing and investing activities					
Acquisition of plant and equipment and motor vehicles by means of finance leases and hire purchase agreements		**–**	220	**–**	–

Dividends satified by the issue of shares under the Dividend Reinvestment Plan are shown in Note 6 and shares issued to employees under the General Employee Share Plan for no cash consideration are shown in Note 35.

	Notes	Country of incorporation	Equity holding 2004 %	2003 %
Note 33				
Investments in controlled entities				
Ultimate parent entity				
Aristocrat Leisure Limited		Australia	-	-
Controlled entities				
Aristocrat Technologies Australia Pty Ltd	(a)	Australia	**100**	100
ASSPA Pty Ltd	(c)	Australia	**100**	100
Aristocrat Leisure Industries Superannuation Pty Ltd	(c), (d)	Australia	**-**	100
Aristocrat Technology Gaming Systems Pty Limited	(c)	Australia	**100**	100
Aristocrat Technical Services Pty Ltd	(c)	Australia	**100**	100
Aristocrat Properties Pty Ltd	(c)	Australia	**100**	100
Aristocrat International Pty Ltd	(a)	Australia	**100**	100
Aristocrat Technologies Europe (Holdings) Limited	(b)	UK	**100**	100
ASSPA (UK) Limited	(b)	UK	**100**	100
Aristocrat Technologies Europe Limited	(b)	UK	**100**	100
Aristocrat Technologies NZ Ltd	(b)	New Zealand	**100**	100
Aristocrat Technologies, Inc.	(b)	USA	**100**	100
Casino Data Systems	(c)	USA	**100**	100
CDS Signs, Inc.	(c)	USA	**100**	100
CDS Services Company	(c)	USA	**100**	100
CDS Gaming Company	(c)	USA	**100**	100
Turbopower Software Company	(c)	USA	**100**	100
CDS Graphics and Imaging, Inc.	(c)	USA	**100**	100
Hanson Distributing Company	(c)	USA	**100**	100
Aristocrat Funding Corporation	(c)	USA	**100**	100
Aristocrat Funding Corporation Pty Ltd	(c)	Australia	**100**	100
Aristocrat Argentina S.A.	(c)	Argentina	**100**	100
Aristocrat CA	(c)	Venezuela	**100**	100
Aristocrat Africa (Pty) Ltd	(b)	South Africa	**100**	100
Aristocrat Technologies Africa (Pty) Ltd	(b)	South Africa	**100**	100
Aristocrat Technologies KK	(c)	Japan	**100**	100
Aristocrat Hanbai KK	(c)	Japan	**100**	100

(a) These controlled entities have been granted relief from the necessity to prepare accounts in accordance with Class Order 98/1418 issued by the Australian Securities & Investments Commission. For further information, refer to Note 41.

(b) Controlled entities audited by other PricewaterhouseCoopers firms.

(c) Controlled entities for which statutory audits are not required at 31 December 2004 under relevant local legislation.

(d) Controlled entities which have been deregistered during the year and as such cease to be part of the consolidated entity.

Note 34
Financial instruments

(a) Credit risk exposures

The credit risk on financial assets of the consolidated entity which have been recognised in the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. Trade receivables includes $34.0 million (2003: $44.0 million) due from South American customers of which $30.3 million (2003: $37.0 million) is included in deferred revenue (Notes 22 and 25).

(b) Interest rate risk exposures

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity.

	Notes	Weighted average interest rate %	Floating interest rate $'000	Fixed interest maturing in: 1 year or less $'000	Fixed interest maturing in: Over 1 to 5 years $'000	Non-interest bearing $'000	Total $'000
2004							
Financial assets							
Cash and deposits	7	4.49	285,973	–	–	–	285,973
Trade receivables	8,12	–	–	–	–	262,989	262,989
Other financial assets							
– investment securities	10,14	1.24	–	6,956	12,509	–	19,465
			285,973	6,956	12,509	262,989	568,427
Financial liabilities							
Payables and other	18,25	–	–	–	–	194,877	194,877
Loans – other	19	5.00	–	166,283	–	–	166,283
Loans – bank	19,23	5.46	–	100	–	–	100
Progressive jackpot liabilities*	21,24	5.06	–	11,759	12,463	–	24,222
			–	178,142	12,463	194,877	385,482
Net financial assets / (liabilities)			285,973	(171,186)	46	68,112	182,945
2003							
Financial assets							
Cash and deposits	7	1.59	103,993	–	–	–	103,993
Loan to director		–	–	2,211	–	–	2,211
Trade receivables	8,12	–	–	–	–	256,563	256,563
Other financial assets							
– investment securities	10,14	0.94	–	7,912	13,664	–	21,576
			103,993	10,123	13,664	256,563	384,343
Financial liabilities							
Payables and other	18,25	–	–	–	–	204,607	204,607
Hire purchase liabilities	19,23	6.00	–	1,275	178	–	1,453
Loans – other	23	5.00	–	–	172,666	–	172,666
Loans – bank	19,23	6.55	–	100	–	–	100
Progressive jackpot liabilities*	21,24	4.00	–	5,247	12,249	–	17,496
			–	6,622	185,093	204,607	396,322
Net financial assets / (liabilities)			103,993	3,501	(171,429)	51,956	(11,979)

* *Refer to Note 1(s).*

Note 34

Financial instruments (continued)

(c) Forward exchange contracts

The consolidated entity enters into forward exchange contracts to hedge foreign currency denominated receivables and also to manage the purchase of foreign currency denominated inventory and capital items. The following table provides information as at balance date on the *consolidated entity's exchange rate exposures ($'000):-*

Weighted average exchange rate		Maturity profile 1 year of less	1 to 5 years	Net fair value gain / (loss)**
AUD/USD:	0.7785	19,125	–	(161)
AUD/JPY:	80.6300	1,244	–	(15)
USD/ZAR:	5.8250*	34	–	(1)
	Totals	20,403	–	(177)

** The USD amount is converted at the prevailing year-end AUD/USD exchange rate.*

*** Refer to Note 1(c)(ii).*

(d) Net fair value of financial assets and liabilities

(i) On-balance sheet

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

(ii) Off-balance sheet

At 31 December 2004, there were no off-balance sheet financial assets or liabilities.

	Notes	Consolidated 2004 $'000	Consolidated 2003 $'000	Parent entity 2004 $'000	Parent entity 2003 $'000
Note 35					
Employee benefits					
Employee benefit and related on-cost liabilities					
- Included in other creditors – current	18	**33,465**	28,857	**–**	–
- Provision for employee benefits – current	21	**7,221**	7,226	**–**	–
- Provision for employee benefits – non-current	24	**4,847**	5,043	**–**	–
Aggregate employee benefit and related on-cost liabilities		**45,533**	41,126	**–**	–

		Number	Number	**Number**	Number
Employee numbers					
Number of employees at the end of the financial year		**2,080**	2,039	**–**	–

Aristocrat Staff Superannuation Fund

During the 12 months ended 31 December 2004, the controlled entities in Australia contributed a minimum of 9% of employees' base salary to Aristocrat Staff Superannuation Fund (ASSF), a participating fund in ING Corporate Superannuation, on behalf of Australian based employees. Australian employees who are not members of ASSF are entitled to join an industry based fund. The ASSF is a defined contribution fund.

Note 35
Employee benefits (continued)

Performance Share Plan (PSP)

The PSP is a long-term employee share scheme that provides for eligible employees to be offered conditional entitlements to fully paid ordinary shares in the parent entity ('Performance Share Rights'). Further details of the Performance Share Plan are provided in Note 36.

As at 31 December 2004, 156 employees (2003: Nil) were entitled to 2,797,446 (2003: Nil) Performance Share Rights under this plan.

The allocation of performance share rights do not give rise to any recognised amounts in the financial statements in the current year. There will be an effect on the financial statements in 2005 under the International Financial Reporting Standard AASB 2 *Share-based Payment.*

Performance Share Rights are detailed in the table below:

Right series	Grant date	Expiry date	Rights at start of year Number	Add: new issues Number	Less: rights exercised Number	Less: rights lapsed Number	Rights at end of year Number
PSP							
Series 01 (a)	2-Sep-04	31-Dec-06	–	1,208,755	–	–	1,208,755
Series 01 (b)	2-Sep-04	31-Dec-07	–	1,208,691	–	–	1,208,691
Series 02	21-Dec-04	31-Dec-06	–	380,000	–	–	380,000
			–	2,797,446	–	–	2,797,446

Aristocrat Executive Share Option Plan (AESOP)

The AESOP was established on 3 June 1996. It operated as part of an executive remuneration scheme until it was replaced by the Employee Share Option Plan, details of which are given below. There are no options outstanding at balance date.

General Employee Share Plan (GESP)

The General Employee Share Plan is designed to provide employees with shares in the parent entity under the provisions of Section 139CD of the *Australian Income Tax Assessment Act.* Further details of the General Employee Share Plan are provided in Note 36.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

	Note	Weighted average market price $	Consolidated **2004 Number**	Consolidated 2003 Number	Parent entity **2004 Number**	Parent entity 2003 Number
Shares issued under the plan to participation employees on:						
11-Mar-03		1.6733	–	8,358	–	8,358
23-May-03		1.6689	–	1,173,441	–	1,173,441
22-Apr-04		3.7903	**502,593**	–	**502,593**	–
	26		**502,593**	1,181,799	**502,593**	1,181,799

Note 35

Employee benefits (continued)

Employee Share Option Plan (ESOP)

The Employee Share Option Plan was established to issue options over ordinary shares in the parent entity to employees of the consolidated entity. Further details of the Employee Share Option Plan are provided in Note 36.

As at 31 December 2004, 98 employees (2003: 131) were entitled to 5,992,834 (2003: 8,927,336) options under this plan.

The Employee Share Option Plan was discontinued during the year and no further options are to be issued pursuant to this plan. Options already issued pursuant to the plan will still be exercisable subject to the Employee Share Option Plan rules.

Options are detailed in the table below:

Option series	Notes	Grant date	Expiry date	Exercise price $	Options at start of year Number	Add: new issues Number	Less: options exercised Number	Less: options lapsed Number	Options at end of year Number
ESOP									
Series 08	(a)	8-Jan-99	8-Jan-04	1.7750	747,000	–	160,000	587,000	–
Series 11	(a)	6-Sep-99	6-Sep-04	3.3725	440,000	–	440,000	–	–
Series 12	(a)	3-Apr-00	3-Apr-05	3.9125	2,318,336	–	1,375,002	20,000	923,334
Series 14B	(b)	1-Aug-00	1-Aug-05	5.7605	70,000	–	–	–	70,000
Series 16B	(b)	4-Sep-00	4-Sep-05	6.0289	23,000	–	–	–	23,000
Series 17A	(a)	1-Nov-00	1-Nov-05	6.0105	200,000	–	–	–	200,000
Series 17B	(b)	1-Nov-00	1-Nov-05	6.0105	499,000	–	230,000	–	269,000
Series 18	(a)	19-Feb-01	19-Feb-06	5.6224	180,000	–	–	–	180,000
Series 21	(a)	20-Jul-01	20-Jul-06	6.5403	325,000	–	–	110,000	215,000
Series 22	(a)	13-Aug-01	13-Aug-06	6.7820	50,000	–	–	–	50,000
Series 23	(a)	24-Sep-01	24-Sep-06	5.4754	100,000	–	–	100,000	–
Series 24	(a)	25-Oct-01	25-Oct-06	6.3515	20,000	–	–	–	20,000
Series 25	(a)	18-Dec-01	18-Dec-06	6.3028	5,000	–	–	–	5,000
Series 26	(a)	7-Mar-02	7-Mar-07	5.9531	2,320,000	–	152,500	260,000	1,907,500
Series 27	(a)	2-Jul-02	2-Jul-07	5.4102	80,000	–	–	–	80,000
Series 28	(a)	26-Aug-03	26-Aug-08	1.5597	850,000	–	–	–	850,000
Series 29A	(c)	1-Sep-03	1-Sep-08	1.6603	125,000	–	–	–	125,000
Series 29B	(c)	1-Sep-03	1-Sep-08	2.1603	125,000	–	–	–	125,000
Series 29C	(c)	1-Sep-03	1-Sep-08	2.6603	125,000	–	–	–	125,000
Series 29D	(c)	1-Sep-03	1-Sep-08	3.1603	125,000	–	–	–	125,000
Series 30	(a)	3-Nov-03	3-Nov-08	2.4244	200,000	–	–	–	200,000
Series 31A	(c)	1-Sep-04	1-Sep-09	6.9116	–	125,000	–	–	125,000
Series 31B	(c)	1-Sep-04	1-Sep-09	7.4116	–	125,000	–	–	125,000
Series 31C	(c)	1-Sep-04	1-Sep-09	7.9116	–	125,000	–	–	125,000
Series 31D	(c)	1-Sep-04	1-Sep-09	8.4116	–	125,000	–	–	125,000
					8,927,336	500,000	2,357,502	1,077,000	5,992,834

Notes

(a) Options are exercisable in 4 equal tranches at intervals of 18 months, 30 months, 42 months and 54 months after the grant date.

(b) Options are exercisable in 2 equal tranches at intervals of 12 months and 24 months after the grant date.

(c) Options under Tranche A are exercisable 18 months after grant date.

Options under Tranche B are exercisable 30 months after grant date.

Options under Tranche C are exercisable 42 months after grant date.

Options under Tranche D are exercisable 54 months after grant date.

Note 35

Employee benefits (continued)

Employee Share Option Plan (ESOP) (continued)

Options exercised during the financial year and number of shares issued to employees on the exercise of options:

Consolidated and parent entity							
Exercise date	2005 Number	**Exercise date**	**Fair value of shares at issue date $**	**2004 Number**	Exercise date	Fair value of shares at issue date $	2003 Number
ESOP		**ESOP**			**AESOP**		
19-Jan-05	20,000	7-Jan-04	1.70	160,000	29-Jul-03	1.73	66,666
28-Jan-05	30,000	28-May-04	4.29	20,000			66,666
4-Feb-05	80,000	31-May-04	4.36	20,000			
4-Feb-05	20,000	1-Jun-04	4.44	60,000	**ESOP**		
7-Feb-05	40,000	2-Jun-04	4.50	20,000	15-Aug-03	1.71	80,000
		3-Jun-04	4.59	180,000	21-Aug-03	1.60	30,000
		4-Jun-04	4.64	140,000	9-Sep-03	1.66	5,000
		25-Jun-04	4.82	30,000	4-Nov-03	2.34	10,000
		16-Jul-04	5.16	50,000	6-Nov-03	2.42	50,000
		22-Jul-04	5.27	20,000	18-Nov-03	2.00	20,000
		9-Aug-04	5.50	60,000	9-Dec-03	1.78	50,000
		13-Aug-04	5.43	20,000	10-Dec-03	1.67	55,000
		25-Aug-04	6.67	80,000	30-Dec-03	1.73	63,000
		27-Aug-04	6.62	50,000			
		30-Aug-04	6.68	110,000			
		31-Aug-04	6.91	50,000			
		1-Sep-04	7.00	50,000			
		2-Sep-04	6.97	70,000			
		6-Sep-04	6.83	30,000			
		7-Sep-04	6.93	195,000			
		8-Sep-04	6.94	112,500			
		9-Sep-04	6.98	150,000			
		10-Sep-04	6.94	20,000			
		14-Sep-04	6.90	23,750			
		17-Sep-04	6.91	36,250			
		21-Sep-04	7.09	45,000			
		22-Sep-04	7.22	55,002			
		23-Sep-04	7.18	30,000			
		11-Oct-04	7.80	110,000			
		12-Oct-04	7.69	30,000			
		14-Oct-04	7.39	50,000			
		15-Oct-04	7.29	20,000			
		26-Oct-04	7.77	20,000			
		27-Oct-04	8.51	10,000			
		29-Oct-04	8.67	20,000			
		1-Nov-04	8.61	10,000			
		5-Nov-04	8.86	10,000			
		9-Nov-04	8.72	10,000			
		22-Nov-04	8.51	50,000			
		10-Dec-04	8.62	10,000			
		14-Dec-04	8.76	60,000			
		20-Dec-04	9.61	20,000			
		21-Dec-04	9.69	40,000			
	190,000			2,357,502			363,000
	190,000			2,357,502			429,666

Note 35

Employee benefits (continued)

The fair value of the shares issued on the exercise of options is the weighted average price at which the Company's shares were traded on the Australian Stock Exchange on the day the options were exercised.

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	Number	Number	**Number**	Number
Options vested at the reporting date	**2,612,834**	1,988,168	**2,612,834**	1,988,168

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Aggregate proceeds received from employees on the exercise of options and recognised as issued capital	**9,437,858**	550,957	**9,437,858**	550,957
Fair value of shares issued to employees on the exercise of options as at their issue date	**14,773,727**	782,672	**14,773,727**	782,672

Note 36

Director and executive disclosures

AASB 1046 *Director and Executive Disclosures by Disclosing Entities* has been applied for the first time in 2004.

Directors

The following persons were directors of the Company during the financial year:

Chairman - non-executive

DJ Simpson

Executive directors

PN Oneile - Chief Executive Officer and Managing Director

Non-executive directors

WM Baker

P Morris

AW Steelman

RA Davis (appointed 1 November 2004, subject to regulatory approval)

SAM Pitkin (appointed 1 November 2004, subject to regulatory approval)

JP Ducker (resigned 4 May 2004)

JH Pascoe (resigned 9 July 2004)

Executives (other than directors) with the greatest authority for strategic direction and management

The five executives with the greatest authority for the strategic direction and management of the consolidated entity ('specified executives') during the financial year were as follows:

Name	Position
SCM Kelly	Chief Financial Officer
SJ Parker	Group General Manager Sales and Marketing
GS Phillips	Chief Technology Officer
IH Timmis	Group General Manager Business and Strategic Development
BJ Yahl	Group General Manager Commercial and Legal

All of the above persons were specified executives for the full year ended 31 December 2004, with the exception of BJ Yahl who commenced employment on 29 March 2004.

Remuneration of directors and executives

Principles used to determine the nature and amount of remuneration

The objective of the executive remuneration policy and its principles is to ensure that the Company is effectively structured to deliver long-term sustainable value by:

- attracting, motivating, recognising and rewarding, and retaining high calibre staff;
- establishing a pay for performance culture, clearly linking short and long-term rewards to executive and business performance;
- establishing a clear remuneration framework which is internally equitable yet competitive to the market that takes into account current best practice in executive remuneration trends in Australia and overseas, and considers the global nature of the business and the responsibilities placed on executives; and
- linking cash and equity based rewards to the achievement of specific and measurable short and long-term business objectives and aligning this performance with the creation of sustainable shareholder value and business growth.

The Company has worked in consultation with independent external remuneration consultants to structure a market competitive executive remuneration framework that is aligned with its overall business strategy and objectives.

The remuneration framework consists of a combination of fixed and variable pay with short and long-term incentive strategies designed to achieve specific objectives. Senior executive remuneration is intentionally structured to have a larger proportion of 'at risk' reward in their remuneration packages to leverage long-term performance.

Note 36

Director and executive disclosures (continued)

Details of directors and executives' remuneration

Details of the remuneration of each director of the Company, each of the five specified executives of the consolidated entity and other nominated executives, including their personally-related entities, are set out below.

Directors of the Company

2004	**Primary**			**Post-employment**		**Equity**	
Name	**Cash salary and fees $**	**Cash bonus $**	**Non-monetary benefits $**	**Super-annuation $**	**Retirement benefits $**	**Options and Performance Share Rights $**	**Total $**
Executive director							
PN Oneile	888,707	675,000	–	11,293	–	1,099,467	2,674,467
Non-executive directors							
DJ Simpson	190,255	–	–	17,312	–	–	207,567
WM Baker	140,266	–	–	1,509	–	–	141,775
P Morris	133,545	–	–	12,019	–	–	145,564
AW Steelman	123,350	–	–	3,972	–	–	127,322
RA Davis*	22,171	–	–	1,995	–	–	24,166
SAM Pitkin*	22,171	–	–	1,995	–	–	24,166
Former non-executive directors							
JP Ducker	38,226	–	–	3,440	572,775	–	614,441
JH Pascoe	113,385	–	–	10,205	–	–	123,590
Total	**1,672,076**	**675,000**	**–**	**63,740**	**572,775**	**1,099,467**	**4,083,058**

** Subject to regulatory approval.*

During the year the Company reviewed its disclosure of Directors' emoluments and benefits over the last three years. As a result, on 3 November 2004, the Company made the following additional disclosures to those already made in its Annual Reports released in 2002 and 2003:

- In 2001 – 2002, WM Baker carried out additional duties for the Company over and above his normal Director duties. The work was carried out at the request of the Company for the Company's benefit. WM Baker was paid a total of US$45,000 for this additional work. The work carried out involved visits to approximately 20 gaming regulators in the United States and Canada.

- In 2002, the then Managing Director and Chief Executive Officer authorised the giving of watches to the Directors at that time and their spouses as well as to 16 senior executives. The gifts were given to celebrate the Company's 50th year in the gaming industry. The total cost to the Company was $114,500. Individual watches varied in retail value from $3,895 to $6,725, but the Company paid a lesser sum as a 33% discount was obtained on purchase.

Note 36

Director and executive disclosures (continued)

Specified and other nominated executives of the consolidated entity

2004	Primary			Post-employment		Equity*	
Name	Cash salary and fees $	Cash bonus $	Non-monetary benefits $	Super-annuation $	Retirement benefits $	Options, Shares and Performance Share Rights $	Total $
Specified executives							
SCM Kelly	498,707	456,450	9,970	11,293	–	301,997	1,278,417
SJ Parker	300,000	230,090	4,597	27,000	–	198,461	760,148
GS Phillips	369,706	–	10,098	33,273	–	253,627	666,704
IH Timmis	299,593	173,000	41,874	29,625	–	154,542	698,634
BJ Yahl	356,316	340,596	–	32,068	–	111,375	840,355
Total	**1,824,322**	**1,200,136**	**66,539**	**133,259**	**–**	**1,020,002**	**4,244,258**
Other nominated executives							
MG Isaacs	366,908	267,997	181,681	–	–	213,799	1,030,385
WP Jowett	343,375	280,600	86,431	31,315	–	229,748	971,469
Total	**710,283**	**548,597**	**268,112**	**31,315**	**–**	**443,547**	**2,001,854**

*Equity remuneration includes shares to the value of $1,000 allocated under the General Employee Share Plan ('GESP').

Other nominated executives, are those executives of the Company that are covered within the definition of section 300A (1)(c) of the *Corporations Act 2001*.

Non-executive directors

Directors' fees

The fees paid to non-executive directors reflect the demands and responsibilities associated with their roles and the global scope and highly regulatory environment that the non-executive directors operate in. Fees include an allowance for the onerous probity requirements placed on non-executive directors by regulators of the global jurisdictions in which the Company operates. The Company's non-executive directors only receive fees (including superannuation) for their services. The only addition to fees is the cost of reasonable expenses which are reimbursed as incurred. Non-executive directors do not participate in any short-term (cash) or long-term (equity) incentive plans.

The Company works in conjunction with independent external remuneration consultants to ensure directors' fees are aligned with the demands and responsibilities of the positions and competitive with remuneration in the external marketplace.

The non-executive directors' fee pool limit of A$1,750,000 was approved by shareholders at the Annual General Meeting on 4 May 2004.

Note 36

Director and executive disclosures (continued)

Current fees for directors which were most recently reviewed with effect from 1 June 2004 are set out below. The Chairman's remuneration includes fees for committee responsibilities. Other non-executive directors who also chair a committee receive a supplementary fee in addition to their annual remuneration.

Position	Fee
Chairman	A$280,000 per annum
Australian resident Non-Executive Director	A$145,000 per annum
US resident Non-Executive Director	US$110,200 per annum
Chair of the Audit Committee	A$20,000 per annum
Chair of the Regulatory Compliance Committee	US$15,000 per annum
Chair of the Remuneration Committee	A$10,000 per annum

Retirement allowances for directors

A resolution was passed at the Annual General Meeting on 4 May 2004 to cease retirement allowances for any directors appointed after May 2003. There currently remain two eligible directors who were appointed prior to May 2003 with existing accrued retirement allowances who have had their entitlements frozen as at 1 June 2004. The frozen allowances are preserved and indexed to the annual change in the Consumer Price Index (All Groups) and only paid out when eligible directors actually leave the Board.

Executive remuneration

The Remuneration Committee is responsible for reviewing and recommending to the board the overall remuneration policy for the Company and its application to executive directors and specified executives.

Remuneration is made up of fixed and variable remuneration.

Fixed remuneration

Executives receive a competitive base salary comprising cash salary, superannuation and other benefits which is considered the 'fixed remuneration' component of their total remuneration package.

Fixed remuneration is reviewed annually against the external market and compared to similar sized roles from a specifically identified peer group (based on market capitalisation) to ensure competitive positioning. The international nature of the Company's operations and the global responsibilities of the executives, in addition to the mix of knowledge, skills, experience and performance are considered when determining remuneration.

Information and advice is obtained from independent external consultants who review executive remuneration in the context of current market data, economic conditions and global trends.

Executives have the flexibility and choice to have a combination of benefits including additional superannuation contributions and the provision of a vehicle provided out of their fixed remuneration.

Executives also receive other benefits including salary continuance, trauma, death and disability insurance, financial planning consultation and are also able to maintain memberships to appropriate professional associations. As appropriate, expatriate executives receive additional support including accommodation allowances, travel and life insurance, and taxation advice.

Retirement benefits

Executives do not receive retirement benefits.

Note 36

Director and executive disclosures (continued)

Service agreements

Remuneration and other terms of employment for the Chief Executive Officer and Managing Director and each of the specified executives are formalised in service agreements. Key provisions of the agreements relating to remuneration as at 31 December 2004 are set out below:

Name	PN Oneile	SCM Kelly	IH Timmis	SJ Parker	BJ Yahl	GS Phillips
Position	Chief Executive Officer and Managing Director	Chief Financial Officer	Group General Manager Business and Strategic Development	Group General Manager Sales and Marketing	Group General Manager Commercial and Legal	Chief Technology Officer
Term of agreement	3 years plus 2 year option	No fixed term	No fixed term	No fixed term	No fixed term	3 years
Term or start date	1-Dec-03 to 31-Dec-06	1-Sep-03	28-Jul-03	1-Dec-02	29-Mar-04	3-Nov-03 to 2-Nov-06
Base salary (including superannuation)	A$1,225,000 p.a.	A$510,000 p.a.	A$327,000 p.a.	A$327,000 p.a.	A$510,000 p.a.	£150,000 p.a.
Short-term incentive target	55% of fixed remuneration	50% of fixed remuneration	$100,000 p.a.	$133,000 p.a.	50% of fixed remuneration	-
Termination benefit (Company initiated)	Maximum of 12 months notice Maximum of 6 months notice for non-performance	3 months notice Severance - 9 months remuneration	3 months notice	3 months notice	12 months notice reducing on a pro-rata basis to 6 months after 540 days employment	12 months notice
Termination - notice period	3 months notice	3 months notice	3 months notice	3 months notice	3 months notice	6 months notice

Variable remuneration - Short-term incentive

The short-term incentive plan applies to those executives able to directly influence the Company's performance and increase value for shareholders. The plan is structured to align plan objectives with the individual's opportunity to achieve results and performance objectives.

The plan rewards performance against overall Company financial targets, performance against business unit financial targets and performance against individual objectives. Target short-term incentives vary from 5% to 55% of fixed remuneration depending on the role and seniority of the individual. Above target incentive payments are provided for performance exceeding target levels.

Financial targets are established following Board review and approval of the annual plan for the following year. All incentives require final approval from the Remuneration Committee and the Board prior to payment.

Variable remuneration - Long-term incentives - Performance Share Plan

A new long-term incentive plan was implemented in 2004 which offered key executives conditional entitlements to performance shares which vest, subject to the Company's relative Total Shareholder Return (TSR) performance against the individual TSRs of a specified comparator group of companies, on completion of the designated performance period. The comparator group comprises 50 companies of a similar size, based on the market capitalisation of the Company at the start of the performance period, excluding financial services, property trust/investment and resources companies. A participant will be allocated 45% of their offered shares if the Company achieves a TSR ranking at the 50.1st percentile, and up to 100% of their offered shares at or above the 75th percentile.

The plan is designed to attract, motivate, reward and retain those key executives who can directly influence the long-term success of the Company. The plan has been specifically designed to provide an opportunity for participants to acquire equity in the Company in the form of performance shares upon achievement of the prescribed performance measures. In doing so, the plan reinforces direct alignment between individual performance and reward with the long-term objectives of the Company and delivering sustainable returns to shareholders over a three and four year performance period.

Participation in the plan and the quantity of the performance share rights offered to each participant is determined by the Remuneration Committee and approved by the Board. It is the Company's intention to launch future long-term performance share plans each year subject to the ability of the Company to offer such schemes, future directions in executive variable remuneration, and approval of the Board. The terms of individual plans may vary from year to year.

2,417,446 performance share rights were issued under this plan to 155 executives during 2004. The performance period for 50% of these entitlements is the three years ending 31 December 2006 with the remaining 50% having a performance period of four years ending 31 December 2007.

In addition, 380,000 performance share rights were issued to PN Oneile, Chief Executive Officer and Managing Director, on 21 December 2004 in accordance with a resolution passed by shareholders at the Special General Meeting. The performance period for this issue is the three years ending 31 December 2006.

Performance Share Plan rights provided as remuneration and rights holdings

The numbers of Performance Share Rights in the Company held during the financial year by any director of the Company or any of the five specified and other nominated executives of the consolidated entity, including their personally related entities, are set out below.

	Value per right at grant date	Balance as at 31 December 2003	Granted during the year as remuneration	Balance as at 31 December 2004
Executive director				
PN Oneile	$8.68	–	380,000	380,000
Specified executives				
SCM Kelly	–	–	–	–
SJ Parker	$6.45	–	38,166	38,166
	$6.25	–	38,165	38,165
GS Phillips	$6.45	–	41,572	41,572
	$6.25	–	41,572	41,572
IH Timmis	$6.45	–	41,628	41,628
	$6.25	–	41,627	41,627
BJ Yahl	$6.45	–	30,000	30,000
	$6.25	–	30,000	30,000
Other nominated executives				
MG Isaacs	$6.25	–	42,297	42,297
	$6.45	–	42,297	42,297
WP Jowett	$6.25	–	46,593	46,593
	$6.45	–	46,593	46,593

Valuation of Performance Share Plan rights

An independent valuation for each tranche of performance share rights at their respective grant dates has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the rights, Deloitte have used a Total Shareholder Return model ('TSR').

Deloitte have developed a Monte-Carlo simulation-based model which incorporates the impact of performance hurdles and the vesting scale on the value of the shares. This pricing model takes into account such factors such as the Company's share price at the date of grant, current price of the underlying shares, volatility of the underlying shares price, risk free rate of return, expected dividend yield and time to maturity.

The valuation of the rights has been allocated equally over the vesting period (either 3 or 4 years). This amount has been included in the executive remuneration disclosure only; no amounts have been expensed in the year ended 31 December 2004. Further details of Performance Share Rights issued are set out in Note 35.

Variable remuneration - Long-term incentives – Employee Share Option Plan

The Employee Share Option Plan ('ESOP') was approved by shareholders at the November 1998 Annual General Meeting. New issues under this plan were discontinued during 2004 on the introduction of the Performance Share Plan detailed above, however the plan will remain in place until all options granted prior to its discontinuance are exercised or lapse.

Note 36

Director and executive disclosures (continued)

Variable remuneration - Long-term incentives - Employee Share Option Plan (continued)

Options were granted under the plan for no consideration and for a five year period. Options were divided into either two equal tranches which must be held for at least 12 and 24 months respectively or they were divided into four equal tranches that must be held for at least 18, 30, 42 and 54 months respectively. Employees' entitlements to the options vest as soon as they become exercisable. The options cannot be transferred, have no voting or dividend rights, and they are not quoted on the Australian Stock Exchange. The exercise price of the options is based on the weighted average price for all shares in the Company sold on the Australian Stock Exchange during the one week period leading up to and including the grant date (or such other date or period as ensures compliance with any relevant laws relating to taxation or as otherwise determined at the discretion of the Board). Options are exercisable, subject to performance hurdles, under the terms of each option series. The Company does not make loans to executives to exercise options. Amounts receivable on the exercise of the options are recognised as share capital.

During the year, prior to discontinuance of the plan, 500,000 options were issued:

Series	Number of options	Grant date	Expiry date	Exercise price	Value per option at grant date	Date exercisable
31A	125,000	1-Sep-04	1-Sep-09	$6.9116	$2.1600	1-Mar-06
31B	125,000	1-Sep-04	1-Sep-09	$7.4116	$2.3860	1-Mar-07
31C	125,000	1-Sep-04	1-Sep-09	$7.9116	$2.5630	1-Mar-08
31D	125,000	1-Sep-04	1-Sep-09	$8.4116	$2.7110	1-Mar-09

There were 5,992,834 outstanding options under this plan as at 31 December 2004, representing 1.26% of the issued share capital.

Note 36

Director and executive disclosures (continued)

Options provided as remuneration and option holdings

Details of options over ordinary shares in the Company provided as remuneration to any director of the Company or any of the five specified executives or other nominated executives of the consolidated entity are set out below. When exercisable, each option is convertible into one ordinary share of the Company.

Executive	Exercise price	Balance as at 31 December 2003	Granted during the year as remuneration	Exercised during the year	Balance as at 31 December 2004	Vested during the year	Vested and exercisable at the end of the year
Specified executives							
SCM Kelly	$1.6603	125,000	–	–	125,000	–	–
	$2.1603	125,000	–	–	125,000	–	–
	$2.6603	125,000	–	–	125,000	–	–
	$3.1603	125,000	–	–	125,000	–	–
	$6.9116	–	125,000	–	125,000	–	–
	$7.4116	–	125,000	–	125,000	–	–
	$7.9116	–	125,000	–	125,000	–	–
	$8.4116	–	125,000	–	125,000	–	–
SJ Parker	$1.5597	200,000	–	–	200,000	–	–
GS Phillips	$2.4277	200,000	–	–	200,000	–	–
Other nominated executives							
MG Isaacs	$1.5597	200,000	–	–	200,000	–	–
	$3.3725	100,000	–	100,000	–	50,000	–
	$1.7750	100,000	–	100,000	–	–	–
	$5.9531	50,000	–	12,500	37,500	12,500	12,500
WP Jowett	$5.6224	100,000	–	–	100,000	25,000	75,000
	$5.9531	50,000	–	–	50,000	12,500	25,000
	$1.5597	200,000	–	–	200,000	–	–
	$3.3725	20,000	–	20,000	–	10,000	–
Total		**1,720,000**	**500,000**	**232,500**	**1,987,500**	**110,000**	**112,500**

Valuation of options

An independent valuation of each tranche of options at their respective grant date has been performed by Deloitte Touche Tohmatsu ('Deloitte'). In undertaking the valuation of the options, Deloitte have used a Total Shareholder Return model ('TSR'), a modified version of the Merton Reiner Rubinstein Barrier Option model. It is called a 'Barrier' model because it takes into account that the options are subject to a performance hurdle. Deloitte have advised that it is more appropriate than the Black Scholes or Binomial models for valuing this type of option. This pricing model takes into account factors such as the Company's share price at the date of the grant, current price of the underlying shares, volatility of the underlying share price, risk free rate of return, expected dividend yield and time to maturity.

The value of options has been allocated equally over the period from grant date to vesting date. This amount has been included in the executive remuneration disclosure only; no amounts have been expensed in the year ended 31 December 2004. Details of the ESOP including grant dates and vesting conditions are set out in Note 35.

Note 36

Director and executive disclosures (continued)

Variable remuneration – General Employee Share Plan (GESP)

The Company operates an employee share plan referred to as the General Employee Share Plan or 'GESP' which was approved by shareholders at the November 1998 Annual General Meeting. The plan enables all eligible employees to gain some equity in the Company through an annual share allocation designed to align the interests of employees with Company objectives and shareholders. The Board determines each year whether offers of qualifying shares will be made. The plan allows for up to a maximum value of A$1,000 of fully paid ordinary shares to be allocated per employee for no cash consideration and is made to all permanent full-time and part-time employees. Participants in this plan are able to receive dividends and exercise voting rights in respect of shares held under the plan, however shares must not be withdrawn from the plan or disposed until the earlier of three years after issue or the cessation of employment. The first offer was made only to employees based in Australia in 1999. The GESP was subsequently extended to all permanent full-time and part-time employees globally.

The number of shares issued to participants in the scheme is the offer amount divided by the weighted average price at which the Company's shares are traded on the Australian Stock Exchange during the five days immediately before the date of the offer.

During the year, the Company issued 502,593 shares to 1,911 employees under this plan.

General Employee Share Plan provided as remuneration

The numbers of shares held under the General Employee Share Plan ('GESP') during the financial year by any director of the Company, any of the five specified executives and other nominated executives of the consolidated entity, including their personally related entities, are set out below.

General Employee Share Plan	Balance as at 31 December 2003	Shares vested during the year	Shares issued during the year	Balance as at 31 December 2004
Specified executives				
SCM Kelly	–	–	263	263
SJ Parker	599	–	263	862
GS Phillips	–	–	263	263
IH Timmis	–	–	263	263
Other nominated executives				
MG Isaacs	917	(152)	263	1,028
WP Jowett	917	(152)	263	1,028

Share holdings

The numbers of shares (excluding those under the General Employee Share Plan and the Performance Share Plan) in the Company held during the financial year by any director of the Company or any of the five specified executives of the consolidated entity, including their personally related entities, are set out below. Where shares are held by the individual director or specified executive and any entity under the joint or several control of the individual director or specified executive they are shown as 'beneficially held'. Shares held otherwise, that is, by relatives and spouses of relatives and any entity under the joint or several control of the relatives and spouses of relatives of the individual director or specified executive are shown as 'non-beneficially held'.

Note 36

Director and executive disclosures (continued)

Director	Balance as at 31 December 2003	Net changes during the year	Balance as at 31 December 2004
Executive director			
PN Oneile			
- non-beneficially held	6,000	–	6,000
Non-executive directors			
DJ Simpson			
- beneficially held	106,000	–	106,000
- non-beneficially held	83,800	(66,800)	17,000
WM Baker	–	–	–
P Morris			
- beneficially held	–	8,680	8,680
AW Steelman			
- beneficially held	–	10,000	10,000
RA Davis *	–	–	–
SAM Pitkin *	–	–	–
Former non-executive directors			
JP Ducker **			
- beneficially held	85,642	946	86,588
JH Pascoe **			
- beneficially held	10,707	118	10,825
- non-beneficially held	300,000	–	300,000

** as at date of nomination where appointed during the year.*

*** as at date of resignation where ceased to be a director during the year.*

	Balance as at 31 December 2003	Options exercised	Net other changes during the year	Balance as at 31 December 2004
Specified executives				
SCM Kelly				
- beneficially held	–	–	75,000	75,000
SJ Parker				
- beneficially held	4,000	–	(4,000)	–
GS Phillips	–	–	–	–
IH Timmis	–	–	–	–
BJ Yahl *	–	–	–	–

** as at date of commencement where appointed during the year.*

Shareholdings of directors and specified executives reported as 'non-beneficially held' include those that have been disclosed under representation made to them by the parties within the AASB 1046 *Director and Executive Disclosures by Disclosing Entities* definition of personally related entities. The directors and specified executives have relied upon the representations made as they have no control or influence over the financial affairs of the personally related entities to substantiate the shareholdings declared. Where a personally related entity has declined to provide shareholding details, the shareholding of that personally related entity has been assumed to be nil.

Note 36

Director and executive disclosures (continued)

Loans to directors and executives

No director or specified executive held any loans with the Company during this financial year.

Other transactions with directors and specified executives

On 1 November 2004, SAM Pitkin was appointed as a non-executive director of the Company, subject to regulatory approval. For the period up to 16 November 2004, SAM Pitkin was also a director of Australian Leisure and Hospitality Group Limited, a customer and supplier to the consolidated entity. During this period, $24,309 was received by the Company and $682 was paid by the Company for transactions provided on normal terms and conditions.

On 1 November 2004, RA Davis was appointed as a non-executive director of the Company, subject to regulatory approval. Since this date, financial consulting services of $50,000 has been provided on normal terms and conditions by N M Rothchild & Sons (Australia) Ltd of which RA Davis holds the position Consulting Director – Investment Banking. As at 31 December 2004 this amount is recorded in Other creditors (Note 18).

Up to 30 June 2004, SJ Parker, a specified executive was a director and shareholder of CMP Consulting Pty Limited and CMP Marketing Services Pty Limited. During this time, these companies provided $12,071 of marketing services to the consolidated entity on normal terms and conditions.

JH Pascoe, up to the date of his resignation as director of the Company on 9 July 2004, was the Managing Director of the Finance and Financial Services practice of Phillips Fox solicitors. Phillips Fox was paid during this period, $409,197 (2003 - $669,836) for the provision of services to the consolidated entity on normal terms and conditions.

There were no other transactions with directors or specified executives.

Indemnity of officers

The Company's Constitution provides that: "the Company must indemnify every person who is or has been a director, secretary or executive officer of the Company".

The liabilities covered by those indemnities are those arising as a result of the indemnified party serving or having served as a Director, Secretary or Executive Officer of the Company or of its subsidiaries but are restricted so as not to cover: (i) liability in respect of conduct involving a lack of good faith; (ii) conduct which an indemnified party knows to be wrongful; and (iii) liability which arises out of a personal matter of the indemnified party.

The Company renewed its Directors and Officers Insurance policy in respect of insurance cover of Directors and officers; it is primarily a Company reimbursement policy. The premium paid and the terms of cover secured by that premium are confidential.

	Consolidated 2004 $	Consolidated 2003 $	Parent entity 2004 $	Parent entity 2003 $

Note 37

Remuneration of auditors

During the year, the following services were paid to the auditor of the parent entity and its related practices:

	2004 $	2003 $	2004 $	2003 $
Assurance services				
Audit services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Audit and review of financial reports and other audit work under the *Corporations Act 2001*	**473,575**	410,103	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**670,894**	619,803	**-**	-
Total remuneration for audit services	**1,144,469**	1,029,906	**-**	-
Other assurance services				
Fees paid to PricewaterhouseCoopers Australian firm	**41,650**	150,370	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**83,831**	125,290	**-**	-
Total remuneration for other assurance services	**125,481**	275,660	**-**	-
Total remuneration for assurance services	**1,269,950**	1,305,566	**-**	-
Advisory services				
Fees paid to PricewaterhouseCoopers Australian firm:				
Legal and compliance	**62,907**	112,155	**-**	-
Employee services	**-**	27,606	**-**	-
Fees paid to related practices of PricewaterhouseCoopers Australian firm	**9,848**	17,147	**-**	-
Total remuneration for advisory services	**72,755**	156,908	**-**	-

Audit fees for the parent entity were paid by a subsidiary entity.

Note 38

Related parties

Directors and specified executives

Disclosures relating to directors and specified executives are set out in Note 36.

Wholly-owned group

The wholly-owned group consists of the parent entity and its wholly-owned controlled entities set out in Note 33.

All transactions between entities within the wholly-owned group during the years ended 31 December 2004 and 31 December 2003 have been eliminated on consolidation.

Transactions between Aristocrat Leisure Limited and other entities in the wholly-owned group during the years ended 31 December 2004 and 31 December 2003 consisted of:

(a) loans advanced by Aristocrat Leisure Limited
(b) loans repaid to Aristocrat Leisure Limited
(c) the receipt of interest on the USD denominated loan to Aristocrat International Pty Ltd
(d) the payment of dividends to Aristocrat Leisure Limited
(e) a management fee charging out costs in relation to the General Employee Share Plan
(f) a tax sharing and funding agreement.

Note 38
Related parties (continued)
Wholly-owned group (continued)

The above transactions were made on normal commercial terms and conditions and at market rates, except that there are no fixed terms for the repayment of principle on loans advanced by Aristocrat Leisure Limited. The average interest rate charged on the loan to Aristocrat International Pty Ltd during the year was 2.5% (2003: 2.5%).

	Parent entity	
	2004	2003
	$'000	$'000
Aggregate amounts included in the determination of profit / (loss) from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned group		
Other revenue – management fee	**1,905**	1,972
Interest revenue	**6,307**	10,422
Dividend revenue	**92,000**	16,000
Foreign exchange losses in relation to intercompany loan	**(3,225)**	(81,702)
Aggregate amounts receivable from / payable to entities in the wholly-owned group at balance date		
Current		
Tax related amounts receivable from wholly-owned entities	**45,793**	–
Non-current		
Receivable from wholly-owned entities	**455,597**	423,018

Note 39 Earnings per share	Consolidated **2004** **cents**	 2003 cents
Basic earnings per share	**36.8**	(22.9)
Diluted earnings per share	**35.4**	(22.9)

	Consolidated	
	2004	2003
	Number	Number
Weighted average number of ordinary shares used as the denominator		
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**475,422,011**	462,348,720
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	**475,422,011**	462,348,720
Effect of share options on issue	**1,237,302**	306,713
Effect of Performance Share Rights on issue	**2,789,803**	–
Effect of convertible subordinated bonds	**30,750,994**	–
Weighted average number of shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	**510,200,110**	462,655,433

	Consolidated	
	2004	2003
	$'000	$'000
Reconciliation of earnings used in calculating diluted earnings per share		
Net profit / (loss)	**174,719**	(106,040)
After tax effect of interest on convertible subordinated bonds	**5,972**	–
Earnings used in calculating diluted earnings per share	**180,691**	(106,040)

Note 39
Earnings per share (continued)

Information concerning the classification of securities

(a) *Options*

Options granted to employees under the Aristocrat Executive Share Option Plan and the Employee Share Option Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details of options in relation to the financial year ended 31 December 2004 are set out in Notes 35 and 36. Options exercised since the reporting date are set out in Note 35.

(b) *Convertible subordinated bonds*

Convertible subordinated bonds are considered to be potential ordinary shares up until the date of redemption, 20 December 2004, and have been included in the determination of diluted earnings per share up until that date. The bonds have not been included in the determination of basic earnings per share. Details relating to the bonds are set out in Note 19.

(c) *Performance share rights*

Rights granted to employees under the Performance Share Plan are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The rights have not been included in the determination of basic earnings per share. Details relating to the rights are set out in Notes 35 and 36.

Note 40
Reconciliation of profit / (loss) from ordinary activities after income tax to net cash flow from operating activities

	Consolidated		Parent entity	
	2004	2003	**2004**	2003
	$'000	$'000	**$'000**	$'000
Profit / (loss) from ordinary activities after income tax	**174,719**	(106,040)	**92,900**	(1,001)
Depreciation and amortisation	**39,832**	44,675	**-**	–
Dividends	**-**	–	**(92,000)**	(16,000)
Other income	**-**	–	**(1,905)**	(1,972)
Other expense	**-**	–	**1,770**	–
Write down of intangibles	**-**	86,300	**-**	–
Write down of land and buildings	**-**	5,366	**-**	–
Net loss on sale of non-current assets	**659**	705	**-**	–
Net foreign exchange differences	**(3,103)**	(37,864)	**(3,157)**	24,588
Change in operating assets and liabilities:				
– Decrease / (increase) in receivables and deferred revenue	**979**	124,838	**-**	–
– Decrease / (increase) in inventories	**9,696**	128,270	**-**	–
– Decrease / (increase) in tax balances	**28,758**	(7,980)	**(769)**	(8,699)
– Decrease / (increase) in other operating assets	**2,552**	15,881	**–**	1,770
– Increase / (decrease) in trade creditors and payables	**(11,187)**	(44,626)	**(24)**	136
– Increase / (decrease) in other provisions	**7,133**	(5,137)	**-**	–
Net cash inflow / (outflow) from operating activities	**250,038**	204,388	**(3,185)**	(1,178)

Note 41
Deed of cross guarantee

Aristocrat Leisure Limited, Aristocrat International Pty Ltd and Aristocrat Technologies Australia Pty Ltd are parties to a deed of cross guarantee that has been lodged with and approved by the Australian Securities & Investments Commission. Under the deed of cross guarantee each of the above-named companies guarantees the debts of the other named companies. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and Directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission.

The above companies represent a 'Closed Group' for the purposes of the Class Order, and as there are no other parties to the Deed of Cross Guarantee that are controlled by Aristocrat Leisure Limited, they also represent the 'Extended Closed Group'.

Set out below is a consolidated statement of financial performance of the 'Closed Group':

	2004 $'000	2003 $'000
Condensed statement of financial performance		
Profit / (loss) from ordinary activities before related income tax expense	**215,078**	(54,444)
Income tax credit / (expense)	**(61,376)**	23,239
Profit / (loss) from ordinary activities after related income tax expense / net profit	**153,702**	(31,205)
Net decrease in asset revaluation reserve	-	(725)
Adjustment resulting from change in accounting policy for employee benefits	-	(354)
Total revenue, expenses and valuation adjustments recognised directly in equity	-	(1,079)
Total changes in equity other than those resulting from transactions with owners as owners	**153,702**	(32,284)

Set out below is a summary of movements in consolidated retained profits of the 'Closed Group'.

	2004	2003
Retained profits at the beginning of the financial year	**3,645**	48,981
Adjustment resulting from change in accounting policy for providing for dividends	-	29,700
Adjustment resulting from change in accounting policy for employee benefits	-	(354)
Profit / (loss) from ordinary activities after income tax expense / net profit	**153,702**	(31,205)
Dividends provided for or paid	**(33,210)**	(43,477)
Retained profits / (losses) at the end of the financial year	**124,137**	3,645

Note 41

Deed of cross guarantee (continued)

Set out below is a consolidated statement of financial position of the 'Closed Group':

	2004 $'000	2003 $'000
CURRENT ASSETS		
Cash assets	**225,651**	23,383
Receivables	**46,281**	35,674
Inventories	**21,105**	30,779
Tax assets	**904**	2,613
Total current assets	**293,941**	92,449
NON-CURRENT ASSETS		
Receivables	**262,152**	253,268
Inventories	**-**	262
Other financial assets	**82,194**	82,194
Property, plant and equipment	**60,713**	64,117
Deferred tax assets	**30,149**	44,232
Intangible assets	**774**	-
Total non-current assets	**435,982**	444,073
Total assets	**729,923**	536,522
CURRENT LIABILITIES		
Payables	**68,427**	47,284
Interest bearing liabilities	**166,383**	1,375
Current tax liabilities	**32,884**	787
Provisions	**10,288**	9,697
Other	**18,794**	10,530
Total current liabilities	**296,776**	69,673
NON-CURRENT LIABILITIES		
Interest bearing liabilities	**-**	172,844
Provisions	**3,405**	4,287
Other	**27,296**	20,602
Total non-current liabilities	**30,701**	197,733
Total liabilities	**327,477**	267,406
Net assets	**402,446**	269,116
EQUITY		
Contributed equity	**278,571**	265,733
Reserves	**(262)**	(262)
Retained profits	**124,137**	3,645
Total equity	**402,446**	269,116

Aristocrat Leisure Limited Directors' declaration

31 December 2004

In the Directors' opinion:

(a) the financial statements and notes set out on pages 41 to 95 are in accordance with the *Corporations Act 2001* including:

 (i) complying with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements; and

 (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 31 December 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due and payable; and

(c) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 41 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 41.

This declaration is made in accordance with a resolution of the Directors.



DJ Simpson
Director

Sydney
22 February 2005

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Independent audit report to the members of Aristocrat Leisure Limited

Audit opinion

In our opinion, the financial report of Aristocrat Leisure Limited:

- gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Aristocrat Leisure Limited and the Aristocrat Group (defined below) as at 31 December 2004, and of their performance for the year ended on that date, and
- is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Aristocrat Leisure Limited (the Company) and the Aristocrat Group (the consolidated entity), for the year ended 31 December 2004. The consolidated entity comprises both the Company and the entities it controlled during that year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors

Independent audit report to the members of Aristocrat Leisure Limited (continued)

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.



PricewaterhouseCoopers



DS Wiadrowski
Partner

Sydney
22 February 2005

Liability is limited by the Accountant's Scheme under the Professional Standards Act 1994 (NSW)

Glossary of terms

AGE	Australasian Gaming Expo *(trade show held each year in Sydney)*
Asia Pacific	Asia-Pacific excludes Japan for the purposes of this report.
Approval	Official license to operate within a venue, market or jurisdiction
ASX	Australian Stock Exchange
ATM	Automatic Teller Machine
B&FS	Business and Financial Services
Company	The term "Company" includes all subsidiaries for the purposes of this report.
CMS	Central Monitoring System
DACOM™	*Aristocrat's proprietary electronic monitoring system*
DGR	NSW Department of Gaming and Racing
DIA	New Zealand Department of Internal Affairs: NZ Gaming Regulator
EGM	Electronic Gaming Machine
EPROM	Erasable and Programmable Read Only Memory: Memory Device
GESP	General Employee Share Plan
G2E	Global Gaming Expo *(trade show held each year in Las Vegas)*
Hardware	Physical Components *(electrical and mechanical)*
Hyperlink™	Link Progressive Jackpot System developed and patented by Aristocrat
ICE	International Casino Exhibition *(trade show held each year in London)*
Jubilee	Aristocrat's Rebuild Division
LAB	New South Wales Liquor Administration Board
Multigame	EGM configured to enable selection of games from approved ranges
MKVI	Aristocrat's proprietary Mark 6 game platform
MTGM	Multi-Terminal Gaming Machine
MVP™	"Most Valuable Product" – MKV Series II Slot Machine
Mystery	Controller driven mystery jackpot system
n/c	Not Calculated
OASIS™	On-line Accounting and Slot Information System
Pachislo	Pachislo *(or pachislot)* machines are one of the two principal genres of gaming machines offered to players in Japan. Pachislo machines are similar to EGMs but involve physical *(i.e. mechanical)* reels rather than virtual reels.
PID	Player Information Display
System 6000S	DACOM 5000E System that includes table management
TGS	TAB Gaming Systems (acquired from TAB in 2001)
The Analyst™	Graphical Data Retrieval System developed by Aristocrat
TITO	Ticket in Ticket out *(also known as TOTI)* means technology which permits players to use tickets to purchase credits on EGMs and to receive tickets from the EGMs which are capable of being used in all other EGMs or being exchanged for cash at a cashier *or a redemption machine in the venue* (including EGMs produced by competitors). It has been approved in most North American gaming jurisdictions.
Xcite™	Aristocrat EGM released in 2001

Corporate directory

Directors
D J Simpson
Non-Executive Chairman

P N Oneile
Chief Executive Officer and Managing Director

W M Baker
Non-Executive Director

P Morris
Non-Executive Director

A W Steelman
Non-Executive Director

S A M Pitkin*
Non-Executive Director*

R A Davis*
Non-Executive Director*

** Subject to Regulatory Approval*

Secretaries
B J Yahl
J F C Carr-Gregg

Global Headquarters
Principal Registered Office
Aristocrat Leisure Limited
71 Longueville Road
Lane Cove NSW 2066
Australia

Telephone: 61 2 9413 6300
Facsimile: 61 2 9420 1352

Australia
Manufacturing and Research & Development
85 -113 Dunning Avenue
PO Box 155
Rosebery NSW 2018
Australia

Aristocrat Global Gaming
20 Harcourt Parade
Rosebery NSW 2018
Australia

Telephone: 61 2 9697 4007
Facsimile: 61 2 9697 4830

International

The Americas
Administration, Sales, Service, Marketing, Research and Development

Aristocrat Technologies, Inc.
7230 Amigo Street
Las Vegas
Nevada 89119
USA

Telephone: 1 702 270 1000
Facsimile: 1 702 270 1001

Japan
Aristocrat Technologies KK
7th floor, Ryukakusan Building
2-5-12 Higashi-Kanda Chiyoda-Ku
Tokyo Japan 101-0031

Telephone: 81 3 5835 0521
Facsimile: 81 3 5835 0523

New Zealand
Aristocrat Technologies NZ Ltd
22 Vestey Drive, Mt Wellington
Auckland, New Zealand

Telephone: 64 9 259 2000
Facsimile: 64 9 259 2001

Europe
Aristocrat Technologies Europe Ltd
Falcon Unit 1 Stonefield Way
South Ruislip Middlesex
England HA4 OJS

Telephone: 44 (0) 20 8426 5822
Facsimile: 44 (0) 20 8426 5760

South Africa
Aristocrat Technologies Africa (Pty) Limited
40 Galaxy Avenue
Linbro Business Park
Linbro Park 2090
South Africa

Telephone: 27 11 579 2900
Facsimile: 27 11 608 0030

Argentina
Aristocrat Argentina SA
Alicia Moreau de Justo 872 PB
Planta Baja Office 8
Buenos Aires (1107)
Argentina

Telephone/Fax: 00 5411 4334 1100

Singapore
Aristocrat Technologies
61 Kaki Bukit Avenue 1
Shun Li Industrial Park #04-29
Singapore 417943

Telephone: 65 6444 5666
Facsimile: 65 6842 4533

Investor Contacts

Share Registry
ASX Perpetual Registrars Limited
Level 8, 580 George Street
Sydney NSW 2000
Australia

Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

Locked Bag A14, Sydney South NSW 1235
Australia

Auditor
PricewaterhouseCoopers
201 Sussex Street
Sydney NSW 1171
Australia

Stock Exchange Listing
Aristocrat Leisure Limited
Ordinary Shares are listed on the Australian Stock Exchange

CODE: ALL

Investor email address
Investors may send email queries to:
investor.relations@ali.com.au

Internet site
www.aristocrattechnologies.com

Our global market



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